

2007
Annual Report








Airgas


Airgas®

N O W


Red-D-Arc
Welderentals




GASES, WELDING & SAFETY PRODUCTS


Airgas





Airgas

Airgas




2 Letter to Shareholders
14 Airgas at a Glance
16 Corporate Officers
17 Financial Highlights
18 Selected Financial Data
19 Management's Discussion and Analysis
34 Statement of Management's Financial Responsibility
35 Management's Report on Internal Control Over Financial Reporting
36 Report of Independent Registered Public Accounting Firm — Consolidated Financial Statements
37 Report of Independent Registered Public Accounting Firm — Internal Control Over Financial Reporting
38 Financial Statements
42 Notes to Financial Statements
70 Reconciliation of Non-GAAP Financial Measures
72 Corporate Information
IBC Board of Directors

NOW Bulk specialist Rick Montagne shares his knowledge — and excitement — with customers.


At Airgas, the most exciting moment is always right **now**. It's been that way for 25 years and our dynamic story continues to unfold...



NOW Peter McCausland

THEN Peter McCausland

To our shareholders, customers, associates, and friends:

By any measurement, fiscal 2007 was the best year in our 25-year history. A strong U.S. economy, a favorable pricing environment driven by higher energy costs and tight supply conditions, and solid execution by Airgas associates led to record earnings and cash flow. On an adjusted basis, we grew earnings 30 percent to $2.00 per diluted share from continuing operations. Net EPS grew to $1.92. Return on capital improved 150 basis points to 13.3 percent. Total revenues grew 13 percent to $3.2 billion.

It was also a record year for acquisitions, with more than $335 million in acquired revenue in 13 transactions, including important core acquisitions of Aeriform and Union Industrial Gas Group. The year's largest acquisition added the divested Linde U.S. bulk gas business, which now operates as Airgas Merchant Gases. The product-line acquisition of CFC Refimax added refrigerant supply and reclamation offerings to Airgas Specialty Products, further leveraging our infrastructure. At year-end, we announced the Linde packaged gas acquisition, the largest in our 25-year history, which will add another $346 million in acquired revenue, ensuring that fiscal 2008 will be another record year for acquisitions.

And to top it all off, we celebrated our 25th Anniversary in 2007. Recently, Les Graff, Airgas' senior vice president of corporate development, asked me, "What was the most exciting time in Airgas' 25-year history?" I thought about it for two or three seconds and answered, "Now!" We both laughed, because we both knew I would have answered the same way two years ago, 10 years ago, or back in 1982 when Tom Mason and I founded the company.

It has always been that way at Airgas. We focus on making Airgas better right "Now!"—by winning new customers, by adapting new technology, and by getting more efficient and effective in every aspect of our business. Airgas truly is a "Now!" kind of company. We are mindful of our history and that of our industry, and we have looked back to learn from our mistakes. We also look to the future and have developed forward-thinking strategies that have changed our industry in the past quarter-century. Yet, we spend most of our time executing on current opportunities. We feel a sense of urgency to move forward, and we do! That is why "Now!" is my favorite time at Airgas, and why I start this letter by telling you what is happening right "Now!" After that, I will look back on our 25 years and highlight those things most important to our success. So, let's begin, right "Now!"

Airgas Right Now

As I write this letter, we are preparing to complete the biggest acquisition in our history. The addition of Linde's U.S. packaged gas business will strengthen our core packaged gas business with another 130 locations in 18 states, filling out our network in the key Pittsburgh-to-Chicago corridor, and strengthening our presence in other important geographies in the eastern U.S.

EXPANDING PLATFORM OF LOCAL PRESENCE

With the planned acquisition of Linde's U.S. packaged gas business, the latest—and largest—acquisition in our history, Airgas will soon have more than 1,000 facilities in the U.S., plus locations in Canada, Mexico, the Sakhalin Islands of Russia, and Dubai in the Middle East. Our locations include branches, cylinder gas fill plants, specialty gas labs, air separation plants, other production facilities, and distribution centers.

That's a far cry from Airgas' first days in business 25 years ago when our presence was limited to a small corner of Connecticut. Now, we have sites in nearly every state, including Alaska and Hawaii. This comprehensive geographic coverage means we can provide large national customers with consistent service at all of their sites and still know the names—and meet the needs—of our smaller local customers.

FEBRUARY 1982
U.S. Airgas is formed and makes its first acquisition of Connecticut Oxygen, with over $3 million in sales

DECEMBER 1983
Potomac Oxygen is acquired, creating second hub

MARCH 1984
Acquisition of three distributors creates Michigan Airgas, the third hub

JUNE 1985
Two more hubs, Southeast Airgas and Tennessee Airgas are created


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The acquisition also comes at a great time for Airgas as the core markets in which we compete—industrial manufacturing, non-residential construction, and energy—continue to run strong, which means greater demand for our gases and welding supplies.

One of the strongest sectors in our core business is non-residential construction. Because of the actions we have taken in the past two years, we now have a national sales team working with the largest engineering and construction firms, regional specialists in top construction markets, and 15 construction-focused branches to meet the needs of construction jobsites. We also have 40 Red-D-Arc welder rental locations in North America to meet the equipment needs of contractors. Most of Red-D-Arc's phenomenal growth last year was due in large part to increased demand for rental equipment at construction projects. More construction branches and Red-D-Arc locations are planned in the next few years to take advantage of this long-term secular trend as America rebuilds its infrastructure.

While the industrial economy and construction markets fuel growth in our core business, our key strategic growth areas of bulk, medical, and specialty gases, safety products, and carbon dioxide all continue to perform well.

Last year's acquisition of eight air separation units (ASUs) and related business from Linde has more than doubled the size of our bulk gas sales. Airgas Merchant Gases, headed by Tom Thoman as senior vice president, now manages production and gas sourcing of bulk gas for all our regional companies. Airgas Merchant Gases is currently supervising the construction of two more ASUs in Carrollton, KY and New Carlisle, IN. These ASUs, when added to the 14 others we now operate, give us a strong presence in the U.S. bulk market. We believe that Airgas Merchant Gases will accelerate the growth of our bulk gas business.

In specialty gases, we have named the former president of Airgas East, Jim Muller, to a new role of senior vice president for specialty gases and life sciences. He will help our regions tap the full potential of the industry's largest network of specialty gas facilities. Through acquisition, innovation, and internal growth, we have created an unrivaled network with eight national laboratories, almost 60 regional specialty gas labs, an R&D center and a specialty gas equipment center. Our patented AcuGrav™ specialty gas mixing stations automate the production of specialty gas mixes, especially EPA Protocols. We also now have proprietary technology that automates the analysis of these mixes, which has dramatically improved our ability to deliver accurate, consistent product to customers. As a result of the improvements we have made in our specialty gas capabilities over the last several years, this part of our business is growing nicely.

With Airgas Puritan Medical operations in each of our regional companies, we are the leading U.S. distributor of medical gases and related products. The convenient Walk-O_2-Bout® portable oxygen systems and strong relationships with the leading group purchasing organizations have helped us expand our hospital business. We expect continued growth in medical gases.

THE AIRGAS ACQUISITION MODEL

Airgas has made nearly 360 acquisitions over 25 years. Our latest pending purchase of Linde's $346 million U.S. packaged gas business is 100 times larger than our first acquisition of Connecticut Oxygen, which had about $3.5 million in annual sales. No matter the size, we follow a consistent acquisition model to ensure we get maximum value from our additions to the Airgas infrastructure.

First, we keep the pipeline filled with various types of acquisitions—core, product line, and adjacencies. With many alternatives, we can migrate toward the better opportunities. Next, our due diligence team conducts extensive research into all aspects—from financials and geographic fit to culture, people and customers. We use conservative projections to generate realistic cash-flow projections to help avoid overpaying.

When an acquisition is being finalized, we communicate quickly, honestly, and frequently with employees. Airgas has a welcoming culture that values new people and new ideas, and we ensure our new associates understand that. Finally, we provide systems and process training to associates, so they can seamlessly transition their customers to Airgas.

AUGUST 1986
Airgas completes a reverse merger with Werco, Inc., a $68 million manufacturer serving the industrial gas industry

DECEMBER 1986
With sales of $100 million annually, Airgas makes its initial public offering of stock and raises $5.5 million

SEPTEMBER 1987
Secondary public offering of stock raises $15 million

JANUARY 1988
Moore Bros. is among 16 acquisitions in 1988; Airgas operates in 100 locations in 22 states, doubling its footprint from a year earlier

NOW Airgas Merchant Gases now delivers from this air separation plant in Madison, WI, acquired with the Linde U.S. bulk gas business.


Airgas
You'll find it with us.
Nitrogen
Refrigerated Liquid
Supporting
Petrochemical Industries
Find out more. Visit www.airgas.com
Airgas
East, Inc.
Stratford, CT

THEN The Stratford, CT branch was acquired in 1982 with Connecticut Oxygen.

MARCH 1989
Airgas completes 29 more acquisitions, topping $220 million in sales, with 2,200 employees and 200 locations nationwide

MARCH 1990
Sales reach nearly $300 million, with 225 locations in 29 states and Canada

MARCH 1991
21 more acquisitions, bring the total to 111 acquisitions, now operating as 24 hubs, with 1.3 million cylinders

JUNE 1991
Airgas opens its first computerized fast-fill plant in Mobile, Alabama

NOW Medical gases, including Walk-O_2-Bout® oxygen units, expand our product portfolio to serve non-cyclical markets.


EMPTY
EMPTY
EMPTY

THEN Packaged gases have been our principal product since 1982.

MARCH 1992
10-Year Milestones: 129 total acquisitions, $351 million in annual sales, 2,400 employees; a full-time SAFECOR organization to unify workplace safety and a small bulk gas program begin

NOVEMBER 1992
Airgas stock splits 2:1 for the first time

MARCH 1993
Annual revenue reaches $411 million

OCTOBER 1993
Stock splits 2:1 for a second time

In safety, we are one of the largest U.S. distributors of safety products, with more than $438 million in annual sales. We offer more than 30,000 safety products through field-based and telesales channels. Growth in this product line looks very promising as we continue to cross-sell safety products to our 1 million customers.



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Many of these strategic product lines serve non-cyclical and counter-cyclical industries, making us less dependent on the health of the industrial economy. We have continued to look for ways to expand our platform into other profitable adjacencies.

Airgas Specialty Products, created just two years ago with the 2005 acquisition of an industrial ammonia business, is a leading supplier of ammonia products and services in the U.S. for nitrogen oxide abatement (DeNOx), metal finishing, water treatment, chemical processing, and refrigeration. This business unit also sells and distributes bulk process chemicals and refrigerants and provides critical services to customers that use these products. Airgas Specialty Products gives us another platform, which we intend to grow through cross-selling and additional acquisitions.



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Operating from a Position of Strength

We continue to dedicate Airgas talent and resources to operational improvements. We now measure the fulfillment of cylinders from our fill plants to branches and by the second half of fiscal 2007, we had reached our initial goal of 95 percent fulfillment. We continue to invest in state-of-the-art, fast-fill cylinder plants, with several finished in the last year and more planned for the coming year. And, we are rolling out new ultrasonic cylinder testing systems to speed the time it takes to requalify cylinders and return them to service.

We are working on improving our operations in many other areas, including delivery routing and logistics to reduce miles and driving time, improved cylinder maintenance, cylinder tracking capabilities, and automated production planning at more of our fill plants. There are many other ways to get more production, profits, and growth out of the Airgas business model, and we are attacking them in a disciplined way. The potential for operational improvements is further proof that right now is always the most exciting time at Airgas.



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25 Years of Airgas

Actually, I cannot believe it has been 25 years since the first acquisition of Connecticut Oxygen Corporation in February 1982. It seems like only yesterday that we finished our first fiscal year with $3.2 million in sales. And now, we are approaching $4 billion in sales annually. It has been non-stop excitement since 1982.

Airgas is known for our nearly 360 acquisitions over the years. The Air Products and BOC packaged gas businesses, and Linde's divested U.S. bulk gas business are three of our largest acquisitions. We have also made product line acquisitions in medical, safety products, welder rentals, process chemicals and carbon dioxide, and many acquisitions of independent industrial gas and welding supply distributors.

AN EXPANDING PRODUCT PORTFOLIO

At our core, Airgas is the same company we were in 1982, when we were delivering packaged gas and welding equipment to a small group of industrial companies in Connecticut. Today, Airgas is still providing cylinders to some of those original customers—and many more companies just like them. Yet, through the years, we have expanded into product adjacencies that satisfy the needs of more than one million customers in various market segments.

We have medical gases for hospitals and homecare businesses, and precisely formulated specialty gases for biotech businesses and university labs. Construction companies rent our Red-D-Arc welding machines, and food companies buy liquid nitrogen and carbon dioxide for food freezing and dry ice for food distribution. In the 1990s, we added safety products and liquid carbon dioxide to our product portfolio, and in the last few years, we began providing industrial ammonia, process chemicals and refrigerants for energy, chemical processing, water treatment and cooling applications. Step by step, we continue to add strategic growth businesses that surround and support our core industrial gas product line and help bring Airgas into more customer sites each day.

MARCH 1994
Sales top $500 million with 164 total acquisitions. "We can see a world-class distribution company with $1 billion in sales in four years," Peter McCausland writes in his Letter to Shareholders

JUNE 1995
Company expands product list with purchase of Red-D-Arc welder rental operation, one of 42 acquisitions in fiscal 1996

APRIL 1996
Airgas acquires IPCO Safety, a $55 million safety products distributor; stock splits 2:1 for a third time

JUNE 1996
Airgas enters into National Welders Supply joint venture with Turner family

Many of our best people and best practices have come from the companies we have acquired. Everyone at Airgas has an acquisition story to tell. Thankfully, most of the stories are good ones, because we have been disciplined on price and have resisted assuming liabilities. We have always welcomed employees from acquisitions and have been open to new ideas. Airgas has earned its reputation for successfully acquiring and integrating companies.

We have also become a strong operating company with a lot of hard work and discipline through the years. In 1998, we embarked on the Repositioning for Growth strategy to strengthen our operating culture and build an infrastructure that would support growth. Looking back at the 1998-2002 period, that was the most challenging chapter in our history, made even more difficult by a weak U.S. industrial economy and the dot.com lunacy on Wall Street. While we took the long view by pursuing a consistent strategy and building the infrastructure we needed to grow, we watched our stock price drop from the $20s to below $5. We even attracted an "activist" investor, who filed a shareholder proposal challenging our strategic direction.

When the dust settled, Airgas had outperformed almost every chemical and distribution company during that period. Moreover, the Airgas strategies to pursue above-market growth to non-cyclical customers and to be the low-cost supplier turned out to be exactly what Airgas needed. We have proven that it pays to take the long view by developing long-term strategies and sticking to them until we win.

There are many examples of forward-looking strategies that have rewarded us, including core and product-line acquisition strategies. Our Airgas Direct Industrial (ADI) strategy included work to rationalize our product offerings through a brand strategy for hardgoods and safety products, including our Radnor® private-label program; a network of large regional distribution centers; purchasing centers; and demand-planning software to manage the hardgoods supply chain. Other winning strategies included a Strategic Accounts approach to large, multi-site customers, adding product specialists for our strategic growth products, and our Core Strategy to reinvigorate our focus on small- to medium-sized customers served by our branches.

We have learned a lot over these 25 years.

- Operating strategies must change as conditions in the economy, the customer base, technology and competition change. But having a consistent organizational structure, compensation philosophy and financial analysis methodology is very important because it provides the framework within which to develop and execute new operating strategies.
- Alignment of operating strategies, metrics, and compensation from the bottom to the top of the organization is very important and requires constant attention.
- Doing the right thing and the best thing for the long haul are usually the same thing. Sticking to these guiding principles has served our associates, our customers and our shareholders very well.

STICKING TO OUR STRATEGY

The Airgas strategy has evolved over the years, but we have never deviated far from our original vision of combining a national footprint with local hands-on management. It's a strategy that gives us the best of both worlds, combining the strength of national resources with the agility of local entrepreneurship.

By following this blueprint, Airgas has become the leader in packaged gas in the United States. It hasn't always been easy. When you walk the line between cultivating a strong entrepreneurial spirit and a shared Airgas culture, market conditions and balance sheet considerations can tempt you to tinker with the formula and lead you to tip too far to one side or the other. At Airgas, we've managed to find the right balance and proved that it is possible to be big and small at the same time. In fact, it's the only strategy for success in our industry, where all service is local.

MARCH 1997
Airgas celebrates 15th year, by topping $1 billion in sales, a year ahead of its goal

JUNE 1997
Carbonic Industries is acquired a few months after American Dry Ice, forming Airgas Carbonic; first Airgas Emergency Response Organization (AERO) team is formed in Houston

JULY 1997
Lyons is acquired and added to the safety business

JANUARY 1998
Airgas launches Repositioning for Growth to strengthen operating culture and support growth in key strategic products


Airgas

NOW Our long-term strategy has given investors a remarkable 20% annual compounded return for 20 years on the New York Stock Exchange.

THEN Airgas leaders have always led from the field.

SEPTEMBER 1999
Airgas streamlines operations from 42 hubs to eventually 12 regional companies

JANUARY 2000
Airgas acquires Puritan Medical Products medical gas operations

MAY 2001
Airgas sets strategic goals of $2 billion in sales and 10% operating margin by end of 2005

OCTOBER 2001
Air Liquide exits retail packaged gases business in the U.S., selling Airgas seven retail locations in Arizona and California while agreeing to purchase two nitrous oxide plants from Airgas; Airgas retains four other nitrous oxide plants

NOW Airgas branches are fully stocked and staffed by product experts, like Harrisburg, PA branch associate Tom Ballos.


Airgas

THE AIRGAS BRANCH

Airgas branches are the "face" of our company—where customers come to buy welding hardgoods and safety supplies and where drivers load up their trucks with gas cylinders for their daily delivery routes. In 25 years, we have grown from a few branches in Connecticut to more than 700 retail locations across the U.S., in western Canada, and in Mexico.

The interior of the stores has evolved as well. In the early days, most Airgas branches were little more than warehouses with cash registers. Today, they are run like retail stores, staffed with product experts. Shelves are stocked with the most commonly needed items that customers expect to find with us. Cylinder inventory on the loading dock is kept up to date through automated software. Branch personnel take gases and welding classes so they can better answer customer questions. And, they are constantly introducing creative store displays and events—like open houses and on-site safety demonstrations—that make their stores more customer-friendly. In a new breed of construction branches—15 and counting—we stock everything the jobsite requires and staff the branches with construction specialists.

FEBRUARY 2002
Airgas acquires Air Products' U.S. packaged gas business with $223 million in annual revenues

MARCH 2002
20-Year Milestones: 309 acquisitions, 800 locations, 5 million cylinders, 8,500 associates and $1.64 billion in revenues

MARCH 2003
Airgas acquires 14 branches in Florida, Georgia and California from Union Industrial Gas Group

MAY 2003
Board initiates quarterly dividend

- Winning in the distribution business is about getting on base, not hitting home runs. Our people win with walks, broken-bat singles, doubles down the line. We have folks who will even lean over the plate and get hit by a pitch, if that is what it takes. We have watched a lot of companies in our industry, some with far greater resources than Airgas, swing for the fences and strike out.
- A healthy organization is one that empowers its associates, giving them autonomy and responsibility. Our associates don't mind being held accountable for results because they know they can make it happen.
- Front-line associates in sales and operations generally know what's best because they are closest to the customer. We actively seek their ideas.
- Most people want to grow personally and professionally. It is management's job to create an environment where that can happen—one in which everyone feels respected, supported, and free to speak their minds.

A Great Company Built by Great People

Airgas' success really does come down to people. The 'Old Guard' shareholders who were around before we went public were very supportive. Names like McClain, Kirk, Lewis, Harrison, Smith, Kessler, Turner, Sult, and Perkins come to mind. In addition, there have been a number of executives who played very important roles in the development of Airgas, including, Tom Mason, Ken Keeley, Merrill Stott, Hermann Knieling, Pat Baker, Bill Rice, Al Crichton, Jerry Baker, Ron Scott, and Gordon Keen. We will never forget people like John Musselman and Scott Melman, who have left their mark on our company and our hearts. Also, the Airgas Board of Directors has been very helpful along the way.

I feel honored that those people were part of our history, and I am confident that our company can live up to their legacy because of the great associates who are with us—right now.

People like Kathy Helmberger and Buzz Larson, who led their branches in Corpus Christi, Texas, and Faribault, Minnesota, respectively, to outstanding sales and safety results and earned our 2006 National Branch of the Year awards. I was delighted to share the podium at the New York Stock Exchange with these and other Airgas associates as we celebrated our 20th year as a public company on December 19, 2006. Airgas associates are proud to have generated a remarkable 20 percent annual compounded return to our shareholders for 20 years!

We have the best people in the industry. That has always been an unheralded strength of this company. Right now, we are planning to welcome another 1,400 new associates when the Linde packaged gas acquisition closes.

We also have added new faces to our board of directors and leadership ranks. In October 2006, John van Roden joined the Board. John is the former chief financial officer of P.H. Glatfelter Company and served in the same capacity for leading companies in the public



THEN Airgas began using distribution centers to supply branches in the '90s.

NOVEMBER 2003
Airgas dedicates its new liquid CO_2 and dry ice plant in Hopewell, Virginia

MARCH 2004
Airgas integrates Airgas Puritan Medical into the regional companies and announces the Core Business strategy to refocus attention on small- and medium-sized industrial customers

JULY 2004
Airgas acquires BOC's U.S. packaged gas business, with annual revenues of $240 million, adding 120 locations in 21 states including Hawaii

NOVEMBER 2004
New long-range goals set to reach $3 billion in sales, 10-11% operating margin, and 11-12% return on capital by end of fiscal 2008



Annual Compounded Return
Airgas 20%
S & P 12%
Russell 10%
Total Holding Period Return
4000%
3500%
3000%
2500%
2000%
1500%
1000%
500%
0%
-500%
FY 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07



• Sales
• Shareholder Equity
• EBITDA*
• Interest Expense
Sales ($ Millions)
$3000
$2500
$2000
$1500
$1000
$500
$0
Shareholder Equity, EBITDA, Interest ($ Millions)
$1200
$900
$600
$300
$0
FY 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

*FY89 – FY07 reconciliation of adjusted EBITDA presented above appears on page 71. Note that Interest Expense includes the discount on the securitization of trade receivables.

utility and steel industries. Also in October 2006, we promoted Bob McLaughlin from company controller to chief financial officer. We will benefit from his strong leadership skills and his focus on alignment of operating strategies and key financial metrics, standardization and operational discipline.

Airgas has been a wonderful and rewarding personal and professional experience for me over the last 25 years. Although I have made my share of mistakes, I think I have learned to recognize them and correct them quickly. I also have learned to rely on my instincts and to recognize instinctive feelings in my experienced and thoughtful colleagues. Instinctive feelings are often subject to attack because they are not fact-based and do not always sound official or professional when explained, but they are often right on the mark.

I am proud of our associates and of the company we've built together. Over the past 25 years, we have created a remarkable history. Yet, we believe we are making history every day. With the associates and resources we have right now, focused on the opportunities before us right now, with the passion for succeeding right now, we are confident that we will continue making history in the years ahead.

On behalf of all Airgas associates, I want to thank you for your continued support.

Yours very truly,

Peter McCausland
Chairman and Chief Executive Officer
June 4, 2007



THEN Early innovations, like dynamic blending in Cheshire, CT, helped produce specialty gas mixtures.

MARCH 2005
Fiscal 2005 results surpass $2.4 billion as BOC and 14 other transactions bring total to 334 acquisitions

JUNE 2005
Airgas acquires LaRoche ammonia distribution business and forms Airgas Specialty Products; Gillette, WY and Keokuk, IA named first National Branch of the Year trophy winners

NOVEMBER 2005
Airgas opens first branch geared to construction contractors; increases long-term sales goal to $3.3 billion by end of FY08

FEBRUARY 2006
Two Airgas Choppers, designed and built by Orange County Choppers, begin to tour Airgas branches and help raise more than $220,000 for the Cystic Fibrosis Foundation in first year



NOW Airgas associates take Cutting & Welding classes so they can better understand and meet customer needs.

THE SPIRIT TO EXCEL

One thing that has never changed at Airgas is its entrepreneurial spirit. This company was founded and shaped by enterprising people who saw an opportunity in America's packaged gas industry—and then grabbed it. Today, that same can-do attitude drives our associates as we strive to win new business, invent new technologies, deliver better service, and take Airgas to places we could not even dream of before.

In 25 years, our company has experienced 1,000-fold growth and established itself as the industry leader in packaged gas and hardgoods. This type of trajectory can be traced back to our business strategy, but it definitely doesn't happen without the efforts of Airgas entrepreneurs at all levels of the company who are always looking for a better way and simply refuse to lose. For Airgas associates, the most exciting moment is always right now because they know they have a chance to make a difference as we build our future for the next 25 years.

DECEMBER 2006
Airgas rings Closing Bell to celebrate its 20% compounded annual return to shareholders for 20 years on the New York Stock Exchange

MARCH 2007
Airgas purchases divested Linde bulk business, forming Airgas Merchant Gases, and then ends month by announcing plans to acquire Linde's U.S. packaged gas business, its largest acquisition ever

APRIL 2007
25-Year Milestones: Fiscal 2007 ends with $3.2 billion in sales, more than 11,500 associates working in more than 900 locations

Airgas at a glance

INDUSTRIAL GASES:

- More than 7 million cylinders supporting our customers' needs
- Approximately 300 high-pressure cylinder fill plants
- 20 acetylene manufacturing facilities
- National supplier of shielding gases
- Gas applications specialists with in-depth experience in diverse industries
- Leading manufacturer of liquid carbon dioxide in the Southeast
- Leading U.S. manufacturer of nitrous oxide

BULK GASES:

- Focus on production and distribution of merchant volumes, providing a complete line of bulk gases, storage tanks, related equipment and logistics capabilities
- 14 air separation units to supply our distribution infrastructure and independent bulk customers
- Over 60 bulk gas specialists
- Application engineers providing gas application expertise across multiple industries
- Equipment design engineers with in-depth knowledge of customer storage, supply systems, and application equipment
- Over 10,300 bulk tanks
- New business unit—Airgas Merchant Gases

SPECIALTY GASES:

- Largest U.S. specialty gas network, including 8 national specialty gas facilities, almost 60 regional labs, 1 research and development center and 1 equipment center
- Two-thirds of these specialty gas labs are ISO 9000 certified, and 3 are also ISO 17025 certified
- Products include research-grade, ultra-high purity, and specialty-blend gases, including gases for diving operations
- Applications in research, biotechnology, calibration, and emission monitoring
- Supplier of related specialty gases equipment

SPECIALTY PRODUCTS:

- Leading supplier of ammonia products and services in the U.S. for nitrogen oxide abatement (DeNOx), metal finishing, water treatment, chemical processing, and refrigeration
- Supplier of a full range of refrigerant products and services, including reclamation and reuse of refrigerant gases
- Other products include process chemical gases

MEDICAL GASES:

- The leading U.S. distributor of medical gases and related products through Airgas Puritan Medical divisions in every region
- More than 200 medical gas fill plants, including over 30 medical-only facilities, and distribution capabilities in more than 700 locations nationwide
- Offering a full range of medical gases for respiratory therapy in liquid and compressed gas forms, medical gas equipment, home respiratory therapy equipment, and related supplies
- Serving hospitals, medical institutions, home healthcare distributors, physicians' practices, original medical equipment manufacturers, and other medical businesses
- Providing FDA compliant medical bulk gas systems, installation and maintenance

CYLINDER AND SMALL-BULK GASES INCLUDE:

- Nitrogen
- Argon
- Hydrogen
- Fuel gases
- Carbon dioxide
- Oxygen
- Helium
- Acetylene
- Nitrous oxide

DRY ICE:

- Leading U.S. producer of dry ice for customers in food processing, food service, pharmaceutical, and biotech industries
- Largest wholesale distributor of dry ice to grocery and other retail outlets nationwide

RED-D-ARC:

- Largest provider of welding and welding-related rental products and services in North America
- Offering a full range of rental welding and positioning equipment for a variety of processes and applications as well as expert product and process selection assistance
- Available through 40 Red-D-Arc Service Centers and in Airgas Construction Stores
- Products include generators, welders, welding positioners and specialty welding-related equipment such as pipe bevellers, electrode ovens, and plasma cutters

The largest U.S. distributor of packaged gases and welding hardgoods in a $10+ billion market.

Airgas has more than 20%, while independents have more than half of the U.S. market.

Serving a broad customer base...

UTILITIES 2%
TRANSPORTATION 2%
OTHER 3%
ANALYTICAL 3%
PETROLEUM & CHEMICALS 5%
RETAIL AND WHOLESALE 5%
FOOD PRODUCTS 6%
MEDICAL 7%
CONSTRUCTION 12%
INDUSTRIAL MANUFACTURING 29%
REPAIR AND MAINTENANCE 26%

AIRGAS...
Known locally nationwide, with more than 900 locations.


NOR PAC
NCN
INTERMOUNTAIN
WEST
WEST (GASPRO)
EAST
NORTH CENTRAL
GREAT LAKES
MID AMERICA
NATIONAL WELDERS JV
MID SOUTH
GULF STATES
SOUTHWEST
SOUTH

WELDING HARDGOODS:

- Sales of welding hardgoods, tools, and abrasives approaching $1 billion
- Six distribution centers streamline the supply chain to Airgas branches and customers
- Major distributor for leading welding hardgoods brands, with national buying power
- Radnor® private-label products in welding hardgoods and safety products, generating about $128 million in annual sales

SAFETY PRODUCTS:

- One of the largest U.S. distributors of safety products with about $438 million in annual sales
- Major distributor of leading brands of personal protective equipment and products, including head protection, eyewear, footwear, respiratory protection, environmental protection, and work safety products
- Distributing more than 30,000 products, all with same-day shipping, through branch and retail sales, as well as catalog, eBusiness and telesales channels
- 250 safety professionals integrated with our national network to meet all our customers' safety needs

CONSTRUCTION & MRO SUPPLIES AND SERVICES:

- Full line of supplies for construction and maintenance/repair operations (MRO) including industrial gases, shielding and cutting gases, welding filler metals, power tools, rental welders, workwear, head-to-toe protection and emergency response supplies
- Construction specialists with national experience in supplying a wide range of projects from 1,000-mile natural gas pipelines to 60,000-seat stadiums
- With special services including supply chain strategies, certified welding inspectors, and welding process specialists

OUTLOOK® SERVICES:

- Tailored programs to help customers manage supply chain for gases, equipment and safety products
- Services include site survey and assessment, transition management, total gas management, onsite management of gas, equipment and supplies
- Substantially reduces total cost of ownership for customers



MANAGEMENT COMMITTEE (FROM RIGHT TO LEFT)

Peter McCausland / Chairman and Chief Executive Officer
Robert A. Dougherty / Senior Vice President and Chief Information Officer
Leslie J. Graff / Senior Vice President, Corporate Development
Robert M. McLaughlin / Senior Vice President and Chief Financial Officer
Dwight T. Wilson / Senior Vice President, Human Resources
Michael L. Molinini / Executive Vice President and Chief Operating Officer

AIRGAS OPERATING COMPANIES AND PRESIDENTS

Airgas East
Frederick E. Manley

Airgas Great Lakes
Michael J. Ziegler

Airgas Gulf States
Henry B. (Rusty) Coker III

Airgas Intermountain
Douglas L. Jones

Airgas Mid America
J. Robert Hilliard

Airgas Mid South
D. Mike Duvall

Airgas Nor Pac
Dan L. Tatro

Airgas North Central
Ronald J. Stark

Airgas Northern California & Nevada
James D. McCarthy

Airgas South
L. Jay Sullivan

Airgas Southwest
J. Brent Sparks

Airgas West/Gaspro
Glen E. Irving

Airgas Carbonic/Dry Ice
Philip J. Filer

Airgas Safety
Donald S. Carlino, Jr.

Airgas Specialty Products
Charles E. Broadus, Jr.

Red-D-Arc
Mitch M. Imielinski

CORPORATE OFFICERS

Max D. Hooper
Division President, West

B. Shaun Powers
Division President, East

Ted R. Schulte
Division President, Gas Operations

Kelly P. Justice
Senior Vice President, Airgas Puritan Medical

James A. Muller
Senior Vice President, Specialty Gas and Life Sciences

Michael E. Rohde
Senior Vice President, Distribution Operations

Thomas S. Thoman
Senior Vice President, Airgas Merchant Gases

Patrick M. Visintainer
Senior Vice President, Sales

Dean A. Bertolino
Vice President, General Counsel and Secretary

Todd R. Craun
Vice President, Associate General Counsel

James S. Ely
Vice President, Communications

David E. Levin
Vice President, Hardgoods

Thomas M. Smyth
Vice President, Controller

Joseph C. Sullivan
Vice President, Treasurer

Carey M. Verger
Vice President, Director of Tax

E. David Coyne
Director, Internal Audit

Financial Highlights

Airgas, Inc. and Subsidiaries


Net Sales
(In millions of dollars)
1,746
1,855
2,368
2,830
3,205
03 04 05 06 07
Diluted Earnings Per Share from Continuing Operations
0.96
1.08
1.19
1.62
1.92
03 04 05 06 07
Free Cash Flow[1]
(In millions of dollars)
107
115
63
116
79
03 04 05 06 07
Return on Capital[1][2]
10.1%
10.0%
10.0%
11.8%
13.3%
03 04 05 06 07

(1) Definitions of and reconciliations between these financial metrics and their most comparable measure under Generally Accepted Accounting Principles ("GAAP") are presented on pages 70 and 71

(2) Certain gains and charges highlighted in this annual report under "Selected Financial Data" and "Management's Discussion and Analysis" have been excluded from the computation of Return on

Selected financial data for the Company are presented in the table below and should be read in conjunction with Management's Discussion and Analysis and th Company's Consolidated Financial Statements and notes thereto included herein.

(In thousands, except per share amounts): Years Ended March 31,	2007 [1]	2006 [2][7]	2005 [3][7]	2004 [4][7]	2003 [5][
Operating Results					
Net sales	$ 3,205,051	$ 2,829,610	$ 2,367,782	$ 1,855,360	$ 1,745,891
Depreciation and amortization	147,343	127,542	111,078	87,447	79,279
Special charges (recoveries), net	—	—	—	(776)	2,694
Operating income	341,452	268,758	202,454	168,544	156,336
Interest expense, net	60,180	53,812	51,245	42,357	46,374
Discount on securitization of trade receivables	13,630	9,371	4,711	3,264	3,326
Loss on debt extinguishment	12,099	—	—	—	—
Other income, net	1,601	2,462	1,129	1,472	2,132
ncome taxes	99,883	77,866	54,261	47,659	41,571
Minority interest in earnings of consolidated affiliate	(2,845)	(2,656)	(1,808)	(452)	—
Equity in earnings of unconsolidated affiliate	—	—	—	4,365	2,684
ncome from continuing operations	154,416	127,515	91,558	80,649	69,881
ncome (loss) from discontinued operations, net of tax	—	(1,424)	464	(457)	(1,776)
Cumulative effect of a change in accounting principle, net of tax	—	(2,540)	—	—	—
Net earnings	$ 154,416	$ 123,551	$ 92,022	$ 80,192	$ 68,105
Net Earnings (Loss) per Common Share					
Basic					
Earnings from continuing operations	$ 1.98	$ 1.66	$ 1.22	$ 1.11	$ 0.99
Earnings (loss) from discontinued operations	—	(0.02)	0.01	(0.01)	(0.02)
Cumulative effect of a change in accounting principle	—	(0.03)	—	—	—
Net earnings per share	$ 1.98	$ 1.61	$ 1.23	$ 1.10	$ 0.97
Diluted					
Earnings from continuing operations	$ 1.92	$ 1.62	$ 1.19	$ 1.08	$ 0.96
Earnings (loss) from discontinued operations	—	(0.02)	0.01	(0.01)	(0.02)
Cumulative effect of a change in accounting principle	—	(0.03)	—	—	—
Net earnings per share	$ 1.92	$ 1.57	$ 1.20	$ 1.07	$ 0.94
Dividends per common share declared and paid (6)	$ 0.28	$ 0.24	$ 0.18	$ 0.16	$ —
Balance Sheet Data at March 31:					
Working capital	$ 121,543	$ (17,138)	$ 132,969	$ 88,826	$ 66,027
otal assets	3,333,457	2,474,412	2,291,863	1,960,606	1,726,004
Current portion of long-term debt	40,296	131,901	6,948	6,140	2,229
ong-term debt	1,309,719	635,726	801,635	682,698	658,031
Deferred income tax liability, net	373,246	327,818	282,186	253,529	207,069
Other non-current liabilities	39,963	30,864	24,391	28,756	33,657
Minority interest in affiliate	57,191	57,191	36,191	36,191	—
tockholders' equity	1,125,382	947,159	814,172	691,901	596,933
Capital expenditures for years ended March 31,	243,583	214,193	167,977	93,749	67,969

(1) As discussed in Management's Discussion and Analysis and in the notes to the Company's Consolidated Financial Statements, the results for fiscal 2007 include stock-based compensation expense of $15.4 million ($10 9 million after tax), or $0 13 per diluted share, due to adopting Financial Accounting Standard No. 123R, *Share-Based Payment*, utilizing the modified prospective method No stock-based compensation expense was reflected in prior periods. Fiscal 2007 results also include a charge of $12.1 million ($7 9 million after tax), or approximately $0.10 per diluted share, for the early extinguishment of debt and a one-time tax benefit of $0.02 per diluted share related to a change in the state income tax law in Texas.

(2) As discussed in Management's Discussion and Analysis and in the notes to the Company's Consolidated Financial Statements, the results for fiscal 2006 include an after-tax charge of $2 5 million as a result of the adoption of Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143*, which was recorded as a cumulative effect of a change in accounting principle, an after-tax loss of $1.9 million on the divestiture of Rutland Tool, which was reported as a discontinued operation, and an estimated loss of $2.2 million ($1.4 million after tax) related to hurricanes Katrina and Rita. Working capital decreased in fiscal 2006 compared to 2005 primarily due to an increase in the current portion of long-term debt.

(3) As discussed in Management's Discussion and Analysis and in the notes to the Company's Consolidated Financial Statements, the results for fiscal 2005 include integration costs related to the acquisition of the U.S. packaged gas business of The BOC Group, Inc and employee separation costs of $6 4 million ($4 million after tax). Fiscal 2005 also reflected a full year of National Welders as a consolidated affiliate See Note 15 to the Consolidated Financial Statements for the effect of the consolidation of National Welders on the Consolidated Financial Statements.

(4) The results for fiscal 2004 include a fourth quarter special charge recovery of $776 thousand ($480 thousand after tax) reflecting lower estimates of the ultimate cost of prior years' restructuring activities. Fiscal 2004 results also include the fourth quarter consolidation of the National Welders joint venture in accordance with Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities*, ("FIN 46R") Prior to the adoption of FIN 46R, the Company used the Equity Method of Accounting for its investment in National Welders. Accordingly, the consolidation of National Welders under FIN 46R did not have an impact on the Company's net earnings.

(5) The results for fiscal 2003 include special charges of $2 7 million ($2.1 million after tax) consisting of a restructuring charge related to the integration of the business acquired from Air Products & Chemicals, Inc.

(6) During fiscal 2007, 2006, 2005 and 2004, the Company paid its stockholders regular quarterly cash dividends of $0.07, $0.06, $0.045 and $0.04 per share, respectively. In addition, on May 8, 2007, the Company's Board of Directors declared a regular quarterly cash dividend of $0.09 per share payable June 29, 2007 to stockholders of record as of June 15, 2007 Future dividend declarations and associated amounts paid will depend upon the Company's earnings, financial condition, loan covenants, capital requirements and other factors deemed relevant by management and the Company's Board of Directors.

(7) Certain reclassifications have been made to prior period financial statements to conform to the current presentation The reclassifications reflect the presentation of Rutland Tool as discontinued operations.

Management's Discussion and Analysis

Airgas, Inc. and Subsidiaries

Results of Operations: 2007 Compared to 2006

Overview

Airgas, Inc. (the "Company") had net sales for the fiscal year ended March 31, 2007 ("fiscal 2007" or "current year") of $3.20 billion compared to $2.83 billion for the fiscal year ended March 31, 2006 ("fiscal 2006" or "prior year"). Net sales increased by 13% driven by strong same-store sales growth and the impact of acquisitions. Same-store sales growth contributed 8% to the increase in total sales. Same-store sales growth was driven equally by pricing initiatives and higher sales volumes. Price increases were initiated in response to rising product, operating and distribution costs. Higher sales volumes resulted from the continued strength of the industrial economy, the non-residential construction environment, and the continued success of the Company's growth initiatives. Acquisitions continue to be an important component of the Company's growth contributing 5% to the overall increase in net sales. Operating income margin expanded 120 basis points in the current year to 10.7% compared to 9.5% in the prior year reflecting continued operating leverage. Solid sales growth and operating expense discipline resulted in income from continuing operations of $154.4 million or $1.92 per diluted share, compared to $127.5 million, or $1.62 per diluted share in fiscal 2006.

Accounting Change

Effective April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, ("SFAS 123R") using the modified prospective method. The new standard requires the Company to estimate the value of stock options issued to employees, including options to purchase shares under its Employee Stock Purchase Plan, and recognize stock-based compensation expense over the period in which the options vest. Prior to the adoption of SFAS 123R, the Company used the intrinsic value method outlined in Accounting Principles Board Opinion No. 25 to account for stock-based compensation. For the fiscal year ended March 31, 2007, the Company recognized stock-based compensation expense of $15.4 million ($10.9 million after tax) or $0.13 per diluted share. Since the Company adopted SFAS 123R using the modified prospective method, no stock-based compensation expense was reflected in earnings prior to April 1, 2006.

Financing

Effective July 25, 2006, the Company amended and restated its senior credit facility with a syndicate of lenders. Subject to compliance with certain covenants, the $1.6 billion senior unsecured credit facility (the "Credit Facility") permits the Company to borrow up to $966 million under a U.S. dollar revolving credit line, up to C$40 million (U.S. $34 million) under a Canadian dollar revolving credit line and up to $600 million under two or more term loans. The Company used borrowings under the term loan provision of the Credit Facility to finance the $100 million maturity of its 7.75% medium-term notes on September 15, 2006 and the remaining $500 million for the Linde bulk gas acquisition that closed on March 9, 2007. The Credit Facility matures on July 25, 2011.

On October 27, 2006, the Company redeemed its $225 million 9.125% senior subordinated notes due October 1, 2011 (the "Notes") at a premium of 104.563% of the principal amount with borrowing under the Company's Credit Facility. In conjunction with the redemption of the Notes, the Company recognized a charge on the early extinguishment of debt of $12.1 million ($7.9 million after tax), or approximately $0.10 per diluted share. The charge related to the redemption premium and the write-off of unamortized debt issuance costs.

Acquisitions

During fiscal 2007, the Company completed 13 acquisitions with combined annual sales of approximately $336 million. These acquisitions include the September 2006 purchase of Houston, Texas-based Aeriform Corporation, a distributor of industrial gases and related hardgoods. Aeriform, with 29 locations and 240 employees in Texas, Louisiana, Oklahoma and Kansas, generated annual revenue of $65 million. In November 2006, the Company purchased the Union Industrial Gas Group, a distributor of industrial gases and related hardgoods. The Union Industrial Gas Group, with 14 locations and 100 employees in New Mexico, Texas and Louisiana, had annual revenue of $38 million. In January 2007, the Company purchased CFC Refimax, a leading full-service refrigerant supplier and reclamation company. CFC Refimax, based in Atlanta, Georgia with 50 employees, generated annual revenue of $19 million. In March 2007, the Company acquired Linde's divested U.S. bulk gas assets. The Linde bulk gas business, consisting of eight air separation units (ASUs) and 300 employees, produced annual revenue of $176 million for the year ended December 31, 2006.

With the acquisition of the Linde bulk gas business, the Company formed a new business unit, Airgas Merchant Gases, to manage production, distribution and administrative functions for seven of the air separation plants. One air separation plant and its aligned sales was transferred to the Company's National Welders joint venture. In connection with the transaction, most of the acquired bulk gas customers and related service equipment were transferred to existing Distribution business units. Airgas Merchant Gases principally operates as an internal supplier of bulk oxygen, nitrogen and argon to the business units in the Distribution business segment.

Pending Acquisition

On March 29, 2007, the Company announced a definitive agreement to acquire, for $310 million in cash, a significant part of the U.S. packaged gas business of Linde AG. The operations to be acquired include branches, warehouses, packaged gas fill plants, and other operations involved in distributing packaged industrial and specialty gases and related hardgoods. The business includes 130 locations in 18 states, with more than 1,400 employees, which generated $346 million in revenues in the year ended December 31, 2006. Approximately 50 percent of the revenue was from gas sales and cylinder rent, with the remainder from sales of welding equipment and supplies. The acquisition will be financed under the Company's Credit Facility.

Looking Forward

The Company anticipates that fiscal 2008 will be another productive year. The Company expects further expansion of the industrial economy during fiscal 2008 and estimates fiscal 2008 net earnings to be between $2.33 to $2.41 per diluted share. For the first quarter of fiscal 2008, the Company estimates that it will earn between $0.52 to $0.54 per diluted share. The estimate of fiscal 2008 net earnings anticipates a supportive sales environment and continued success of pricing actions designed to offset rising costs. The annual earnings guidance does not reflect anticipated earnings from the pending acquisition of Linde's U.S. packaged gas business. In accordance with the Company's standard practice, the earnings guidance, noted above, does not reflect any impact from acquisitions that have not closed at the time the guidance is issued. However, the acquired Linde business, net of integration costs, is expected to be slightly accretive in the first twelve months of operation.

Income Statement Commentary

Net Sales

Net sales increased 13% in fiscal 2007 compared to fiscal 2006 driven by strong same-store sales growth of 8% and acquisition growth of 5%. Same-store sales growth reflected pricing initiatives, volume growth, and strategic product sales gains, driven by the continued strength of the industrial production, energy and non-residential construction markets served by the Company. The Company estimates same-store sales based on a comparison of current period sales to prior period sales, adjusted for acquisitions and divestitures. The pro-forma adjustments consist of adding acquired sales to, or subtracting sales of divested operations from, sales reported in the prior period. The table below reflects actual sales and does not include the pro-forma adjustments used in calculating the same-store sales metric. The intercompany eliminations represent sales from All Other Operations to the Distribution segment.

(In thousands)	2007	2006	*Increase*	
Distribution	$ 2,691,814	$ 2,395,938	$ 295,876	12%
All Other Operations	579,671	493,430	86,241	17%
Intercompany eliminations	(66,434)	(59,758)	(6,676)	
	$ 3,205,051	$ 2,829,610	$ 375,441	13%

The Distribution segment's principal products include industrial, medical and specialty gases; cylinder and equipment rental; and hardgoods. Industrial, medical and specialty gases are distributed in cylinders and bulk containers. Equipment rental fees are generally charged on cylinders, cryogenic liquid containers, bulk and micro-bulk tanks, tube trailers and welding equipment. Hardgoods consist of welding consumables and equipment, safety products, and maintenance, repair and operating ("MRO") supplies.

Distribution segment sales increased 12% compared to the prior year driven by same-store sales growth of $200 million (8%) and sales contributed by both current and prior year acquisitions of $96 million (4%). The increase in Distribution same-store sales resulted from higher hardgoods sales of $82 million (8%) and gas and rent sales growth of $105 million (8%). Broad demand from industrial, energy infrastructure and non-residential construction sectors helped the Company's core gas and welding hardgoods business. Several of the Company's business units reported double-digit growth. Sales growth was also driven by double-digit growth of strategic products sales. Strategic products are identified by the Company as those expected to grow at a faster rate than the overall industrial economy and include safety products, medical, specialty, and bulk gases, as well as carbon dioxide products, such as dry ice. Accordingly, the Company has initiatives focused on promoting these products. Approximately 75% of the Distribution segment's $96 million sales growth contributed by acquisitions was the result of current year acquisitions. Current year acquisitions attributable to the Distribution segment historically generated annual revenue of approximately $300 million. The largest of the current year acquisitions closed in the second half of the fiscal year, with the Linde bulk gas acquisition closing in March 2007. Fiscal 2007 acquisitions are expected to contribute more than $200 million to the Distribution segment's sales growth in fiscal 2008. Additionally as noted in the overview section, the pending acquisition of a significant part of the U.S. packaged gas business of Linde, with annual revenues of $346 million, approximately $50 million of which will be acquired by the Company's joint venture National Welders (which is accounted for in the All Other Operations segment), should also be a significant contributor to fiscal 2008 sales growth.

The Distribution segment's gas and rent same-store sales of 8% reflects both price increases and volume growth. The impact of price increases reflects pricing actions implemented in June 2006 and November 2005. Sales of industrial gases during the current year remained strong reflecting demand from the Company's core industrial markets. Sales of strategic gas products increased 11% in the current year driven by bulk, medical and specialty gas sales gains. Bulk gas sales volumes were up related to growth in micro-bulk and the signing of new bulk customer contracts. Medical gas sales growth was attributable to higher demand from the hospital sector as well as success of the Walk-O_2-Bout® medical cylinder program. Rental revenues benefited from the Company's rental welder business that generated 33% same-store sales growth in the current year. The rebuilding effort in the Gulf Coast area, power plant construction projects and the strong non-residential construction market contributed to the increase in demand for welding machines, gases and consumables.

Management's Discussion and Analysis continued

Airgas, Inc. and Subsidiaries

Hardgoods same-store sales growth reflects continued volume and pricing gains. The Company's successful Radnor® private label brand of products generated sales growth of 11% in the current year, reaching a total of $128 million. Same-store sales of safety products increased 10% reflecting the success of the telemarketing operations (telesales) and effective cross-selling of safety products to new and existing customers.

The All Other Operations segment consists of the Company's Gas Operations Division, Airgas Merchant Gases and the National Welders joint venture. The Gas Operations Division produces and distributes certain gas products, principally carbon dioxide, dry ice, nitrous oxide, specialty gases, anhydrous ammonia and related supplies, services and equipment. Airgas Merchant Gases was formed with the acquisition of the Linde bulk gas business to manage production, distribution and administrative functions for the acquired air separation plants. National Welders is a producer and distributor of industrial, medical and specialty gases and hardgoods based in Charlotte, North Carolina. All Other Operations' sales increased $86 million (17%) compared to the prior year resulting from same-store sales growth and acquisitions. Same-store sales growth of 8% was driven by continued sales gains of National Welders and growth in carbon dioxide products. Sales of dry ice and liquid carbon dioxide were strong contributors to sales growth in the current year reflecting success in the food processing and industrial carbon dioxide markets and the Company's nationwide network of Penguin® Brand Dry Ice retail locations. Sales growth from acquisitions primarily reflects a prior year acquisition of a packaged gas distributor by National Welders. Current year acquisitions reflected in the All Other Operations business segment include CFC Refimax and the Linde bulk gas business. Current year acquisitions did not significantly impact the current years' sales growth as they closed in the fourth quarter. However, the fiscal 2007 acquisitions are expected to have a significant impact on the All Other Operations sales growth in fiscal 2008. The most significant contributor to the All Other Operations sales growth will be Airgas Merchant Gases. However, Airgas Merchant Gases will principally be a wholesale supplier to the business units in the Distribution business segment. Therefore, the sales of Airgas Merchant Gases to the Distrubution segment will be eliminated when preparing the consolidated financial statements of the Company. Third-party sales from the fiscal 2007 acquisitions are expected to contribute approximately $55 million to fiscal 2008 sales growth. As noted above, upon closing the pending acquisition of a significant part of the U.S. packaged gas business of Linde, operations with approximately $50 million in annual revenue would be acquired by the Company's National Welders joint venture, also contributing to the fiscal 2008 sales growth.

Gross Profits

Gross profits do not reflect depreciation expense and distribution costs. As disclosed in Note 1 to the Consolidated Financial Statements, the Company reflects distribution costs as elements of Selling, Distribution and Administrative Expenses and recognizes depreciation on all its property, plant and equipment on the income statement line item "Depreciation." Other companies may report certain or all of these costs as elements of their Cost of Products Sold, and as such the Company's gross profits discussed below may not be comparable to those of other entities.

Gross profits increased 15% principally from sales growth and acquisitions. The gross margin in the current period was 51.1% compared to 50.5% in the prior year period.

(In thousands)	2007	2006	*Increase*	
Distribution	$ 1,336,447	$ 1,172,503	$ 163,944	14%
All Other Operations	301,514	255,129	46,385	18%
	$ 1,637,961	$ 1,427,632	$ 210,329	15%

The Distribution segment's gross profits increased $164 million (14%) compared to the prior year. The Distribution segment's gross margin was 49.6% versus 48.9% in the prior year. The increase in the gross margin of 70 basis points reflected the impact of price increases as well as a favorable shift in product mix toward and within gas and rent. Gas and rent as a percentage of the Distribution segment's sales was 52.0% in the current year as compared to 51.7% in the prior year.

The All Other Operations segment's gross profits increased $46 million (18%) primarily from strong sales growth at National Welders and sales volume growth of carbon dioxide products. The segment's gross margin increased 30 basis points to 52.0% versus 51.7% in the prior year period driven by improvement in pricing and margin expansion particularly with respect to the anhydrous ammonia product line acquired in June 2005.

Operating Expenses

Selling, distribution and administrative expenses ("SD&A") consist of labor and overhead associated with the purchasing, marketing and distribution of the Company's products, as well as costs associated with a variety of administrative functions such as legal, treasury, accounting, tax and facility-related expenses.

As a percentage of net sales, SD&A expense decreased 50 basis points to 35.9% compared to 36.4% in the prior year reflecting improved cost leverage and effective cost management. The decrease in SD&A expense as a percentage of sales occurred despite $15.4 million or approximately 50 basis points of stock-based compensation expense in the current year (as described in the Overview section). There was no stock-based compensation expense in the prior year. SD&A expenses increased $118 million (11%) primarily from higher variable expenses associated with the growth in sales volumes and the operating costs of acquired businesses. Acquisitions contributed estimated incremental SD&A expenses of approximately $30 million in the current year. The increase in SD&A expense attributable to factors other than stock-based compensation and acquisitions was approximately $72 million or an increase of 7% primarily attributable to salaries and wages and distribution-related expenses. The increase in salaries and wages reflected increased operational headcounts and overtime to fill cylinders, deliver products and operate facilities to meet increased customer demand. The increase in distribution expenses was attributable to higher fuel and vehicle repair and maintenance costs, which were up approximately $12 million versus the prior year. Higher fuel costs were directly related to the rise in diesel fuel prices over the past year and the increase in miles driven to support related sales growth. Operating expenses in the prior year include $2.2 million associated with hurricanes Katrina and Rita.

Depreciation expense of $139 million increased $16 million (13%) compared to the prior year. Acquired businesses contributed depreciation expense of approximately $3.3 million. The remainder of the increase primarily reflects the current and prior year's capital investments in revenue generating assets to support customer demand, primarily cylinders, bulk tanks and rental welders, as well as the addition of new fill plants and branch stores. Amortization expense of $8.5 million was $3.4 million higher than the prior year period driven by the amortization of customer lists and non-compete agreements associated with acquisitions.

Operating Income

Operating income increased 27% in the current year driven by higher sales levels and margin improvement. Improved cost leverage on sales growth was the primary contributor to a 120 basis point increase in the operating income margin to 10.7% compared to 9.5% in the prior year.

(In thousands)	2007	2006	*Increase*	
Distribution	$ 266,708	$ 208,466	$ 58,242	28%
All Other Operations	74,744	60,292	14,452	24%
	$ 341,452	$ 268,758	$ 72,694	27%

Operating income in the Distribution segment increased 28% in the current year. The Distribution segment's operating margin increased 120 basis points to 9.9% compared to 8.7% in the prior year. The significant margin improvement was driven by continued operating profit leverage on sales growth and effective management of costs and pricing.

Operating income in the All Other Operations segment increased 24% compared to the prior year. The segment's operating income margin of 12.9% was 70 basis points higher than 12.2% in the prior year. The increases in operating income and operating margin were driven by the strong business momentum of National Welders and the improved anhydrous ammonia business.

The acquired Linde bulk gas business is expected to improve the Company's consolidated fiscal 2008 operating income and operating margin. The newly formed Airgas Merchant Gases, accounted for in the All Other Operations segment, will principally act as an internal wholesale supplier to the Distribution segment business units. The business units in the Distribution segment will manage the customer relationships and bill the new bulk gas customers. Since the end customer is served by the Distribution segment companies, the improved operating margin will principally be reflected in the Distribution business segment.

Interest Expense and Discount on Securitization of Trade Receivables

Interest expense, net, and the discount on securitization of trade receivables totaled $74 million representing an increase of 17% compared to the prior year. The increase primarily resulted from higher average debt levels associated with acquisitions, a larger securitization program and higher weighted-average interest rates related to the Company's variable rate debt instruments, partially offset by the current year refinancing of higher fixed rate debt.

In July 2006, the Company amended and restated its senior credit facility with a syndicate of lenders. The Credit Facility expanded the Company's borrowing capacity, subject to compliance with certain covenants, to $1.6 billion principally at an effective interest rate of LIBOR plus 75 basis points. The Company used the Credit Facility to refinance the $100 million maturity of its 7.75% medium-term notes on September 15, 2006. Additionally, on October 27, 2006, the Company used the Credit Facility to redeem its $225 million 9.125% senior subordinated notes. Based on current interest rates under the revolving credit facility, interest savings from these refinancings are estimated to be $700 thousand per month.

The Company participates in a securitization agreement with three commercial banks to sell up to $285 million of qualifying trade receivables. The amount of outstanding receivables under the agreement was $264 million at March 31, 2007 versus $244 million at March 31, 2006. Net proceeds from the sale of trade receivables were used to reduce borrowings under the Company's revolving credit facilities. The discount on the securitization of trade receivables represents the difference between the carrying value of the receivables and the proceeds from their sale. The amount of the discount varies on a monthly basis depending on the amount of receivables sold and market rates.

As discussed in "Liquidity and Capital Resources," the Company manages its exposure to interest rate risk through participation in interest rate swap agreements. Including the effect of the interest rate swap agreements and the trade receivables securitization, the Company's ratio of fixed to variable rate debt at March 31, 2007 was 21% fixed to 79% variable. A majority of the Company's variable rate debt is based on a spread over the London Interbank Offered Rate ("LIBOR"). Based on the Company's fixed to variable interest rate ratio, for every 25 basis point increase in LIBOR, the Company estimates that its annual interest expense would increase approximately $3 million.

Management's Discussion and Analysis continued

Airgas, Inc. and Subsidiaries

Loss on Debt Extinguishment

On October 27, 2006, the Company redeemed its $225 million 9.125% senior subordinated notes at a premium of 104.563% with borrowings under the Company's revolving credit facility. In conjunction with the redemption, the Company recognized a third quarter charge on the early extinguishment of debt of $12.1 million ($7.9 million after tax) or approximately $0.10 per diluted share. The charge related to the redemption premium and the write-off of unamortized debt issuance costs.

Income Tax Expense

The effective income tax rate was 38.8% of pre-tax earnings in the current year compared to 37.4% in the prior year. The effective income tax rate in the current year reflects a one-time tax benefit associated with changes in state income tax law in Texas. Additionally, the current year's tax rate reflects the limited deductibility of stock-based compensation associated with the Company's Employee Stock Purchase Plan and the absence of state tax benefits associated with the loss on the extinguishment of debt. The lower tax rate in fiscal 2006 reflected favorable changes in valuation allowances associated with state tax net operating loss carryforwards and a favorable adjustment to previously recorded tax liabilities. The Company expects the overall effective tax rate for fiscal 2008 to range from 39% to 39.5% of pre-tax earnings.

Income from Continuing Operations

Income from continuing operations in the current year was $154 million, or $1.92 per diluted share, which reflects an after-tax loss of $7.9 million from the early extinguishment of debt, or $0.10 per diluted share, stock-based compensation expense of $10.9 million after tax, or $0.13 per diluted share, and $1.8 million, or $0.02 per diluted share, one-time tax benefit associated with changes in state income tax law. Income from continuing operations in the prior period was $128 million, or $1.62 per diluted share. Stock-based compensation expense was not recognized in the prior year.

Income (loss) from Discontinued Operations

In December 2005, the Company divested its business unit Rutland Tool & Supply Co., Inc. ("Rutland Tool"). Consequently, the operating results of Rutland Tool for fiscal 2006 and fiscal 2005 are reflected as discontinued operations. For fiscal 2006, the loss from discontinued operations, net of tax, was $1.4 million, which principally represented a loss on the sale of the business.

Cumulative Effect of a Change in Accounting Principle

Effective March 31, 2006, the Company adopted Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143*, ("FIN 47"), and recorded a $2.5 million after-tax charge ($0.03 per diluted share) as a cumulative effect of a change in accounting principle. The ongoing annual expense resulting from the adoption of FIN 47 is not material.

Net Earnings

Net earnings were $154.4 million, or $1.92 per diluted share, compared to $123.6 million, or $1.57 per diluted share, in the prior year.

Pursuant to a joint venture agreement between the Company and the holders of the preferred stock of National Welders, until June 30, 2009, the preferred stockholders have the option to exchange their 3.2 million shares of National Welders voting redeemable preferred stock either for cash at a price of $17.78 per share or to tender them to the joint venture in exchange for approximately 2.3 million shares of Airgas common stock. If Airgas common stock has a market value of $24.45 per share, the stock and cash redemption options are equivalent. The weighted shares used in the fiscal 2007 and 2006 diluted earnings per share calculations include the assumed conversion of National Welders' preferred stock to Airgas common stock. Also see Note 4 to the Consolidated Financial Statements.

Results of Operations: 2006 Compared to 2005

Overview

The Company had net sales for fiscal year ended March 31, 2006 ("fiscal 2006") of $2.83 billion compared to $2.37 billion for fiscal year ended March 31, 2005 ("fiscal 2005"). Net sales increased by 20% driven by strong same-store sales growth and the impact of acquisitions. Same-store sales growth contributed 11% to the increase in total sales. Acquisitions contributed 9% to the overall increase in net sales. The operating income margin expanded 90 basis points in fiscal 2006 to 9.5% compared to 8.6% in fiscal 2005 reflecting improving cost leverage. Solid sales growth and operating expense discipline resulted in income from continuing operations of $127.5 million, or $1.62 per diluted share, compared to $91.6 million, or $1.19 per diluted share, in fiscal 2005, a 36% increase.

Accounting Change

Effective March 31, 2006, the Company adopted Financial Accounting Standard Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143*, ("FIN 47"), and recorded a $2.5 million after-tax charge ($0.03 per diluted share) as a cumulative effect of a change in accounting principle. The ongoing annual expense resulting from the adoption of FIN 47 is not material.

Discontinued Operations

On December 1, 2005, the Company divested its subsidiary, Rutland Tool. Rutland Tool distributed metalworking tools, machine tools and MRO supplies from seven locations and had approximately 180 employees. Rutland Tool generated annual sales of approximately $50 million and an insignificant amount of operating income. As a result of the divestiture, the Company reflected fiscal 2006 and fiscal 2005 operating results of Rutland Tool as "discontinued operations." The fiscal 2006 loss from discontinued operations, net of tax, was $1.4 million, or $0.02 per diluted share, which principally represented a loss on the sale of the business. Proceeds from the divestiture were approximately $15 million. The operating results of Rutland Tool were previously reflected in the Distribution business segment.

Acquisitions

During fiscal 2006, the Company completed 13 acquisitions (including three businesses acquired by the Company's joint venture, National Welders) with combined annual sales of approximately $141 million. The largest of these acquisitions included the June 2005 purchase of the Industrial Products Division of LaRoche Industries, Inc. ("LaRoche"). LaRoche was a leading distributor of anhydrous ammonia in the U.S. with annual sales of approximately $65 million. The LaRoche operations were incorporated into a new business unit, "Airgas Specialty Products," that was added to the All Other Operations business segment.

Income Statement Commentary

Net Sales

Net sales increased 20% in fiscal 2006 compared to fiscal 2005 driven primarily by strong same-store sales growth of 11% and acquisitions. The Company estimates same-store sales based on a comparison of current period sales to prior period sales, adjusted for acquisitions and divestitures. The pro-forma adjustments consist of adding acquired sales to, or subtracting sales of divested operations from, sales reported in the prior period. The table below reflects actual sales and does not include the pro-forma adjustments used in calculating the same-store sales metric. The intercompany eliminations represent sales from All Other Operations to the Distribution segment.

(In thousands)	2006	2005	*Increase*	
Distribution	$ 2,395,938	$ 2,035,112	$ 360,826	18%
All Other Operations	493,430	385,611	107,819	28%
Intercompany eliminations	(59,758)	(52,941)	(6,817)	
	$ 2,829,610	$ 2,367,782	$ 461,828	20%

Distribution segment sales increased 18% compared to fiscal 2005 driven by same-store sales growth of $245 million (11%) and sales contributed by both fiscal 2006 and fiscal 2005 acquisitions of $116 million. Incremental sales from acquisitions were driven by nine fiscal 2006 acquisitions and the impact of a full year of operations of the July 2004 acquisition of the packaged gas business of The BOC Group, Inc. ("BOC"). Same-store sales growth was driven approximately equally by pricing initiatives and higher sales volumes. Price increases were initiated in response to rising product, operating and distribution costs as well as other factors. Higher sales volumes resulted from the continued strength of the industrial economy and the continued success of the Company's growth initiatives. Same-store sales growth of hardgoods was 13%, and gas and rent was 10%, with a majority of the Company's business units reporting double-digit growth. Sales growth in the Gulf Coast and southwestern portions of the U.S. was particularly strong reflecting post-hurricane demand for equipment, safety products and welding machines. Sales growth was also driven by sales of strategic products. Strategic products were identified by the Company as those expected to grow at a faster rate than the overall industrial economy and include safety products, medical, specialty, and bulk gases, as well as carbon dioxide products, such as dry ice.

The Distribution segment's same-store sales growth for gas and rent of 10% was driven by price increases and volume growth. Broad pricing actions were initiated in March 2005 and November 2005 in response to rising product and delivery costs. Sales growth was achieved across nearly all major product lines, including the largest product line, industrial gases (e.g., nitrogen, oxygen, argon, acetylene, etc.). Sales of strategic products, particularly related to bulk, medical and specialty gases, also helped drive the growth in gas and rent same-store sales. Sales of bulk, medical, and specialty gases generated combined same-store sales growth of 12%. Same-store sales growth was also helped by a 31% increase in welding equipment rentals.

The increase in Distribution same-store sales from hardgoods of $131 million (13%) is attributable to strong volume gains in sales of safety and Radnor private label products. Same-store sales of safety products grew 17% in fiscal 2006 benefiting from excellent execution in cross-selling and in our telesales operation, the strong industrial economy and reconstruction efforts along the Gulf Coast. Radnor products grew 26% reflecting the rollout of new products and expansion of the Company's branch-store core stocking program to acquired locations. Same-store sales of hardgoods also benefited from pricing actions taken during fiscal 2006 to offset rising product costs.

In fiscal 2006 and fiscal 2005, the All Other Operations segment consisted of the Company's Gas Operations Division and its National Welders joint venture. The Gas Operations Division produces and distributes certain gas products, principally carbon dioxide, dry ice, nitrous oxide and specialty gases. Beginning in June 2005, the division also began distributing anhydrous ammonia and related supplies, services and equipment. National Welders is a producer and distributor of industrial, medical and specialty gases and hardgoods based in Charlotte, North Carolina. All Other Operations' sales, net of intercompany eliminations, increased $101 million compared to fiscal 2005. The acquisition of the anhydrous ammonia business from LaRoche and the subsequent formation of Airgas Specialty Products in June 2005 contributed sales of $67 million in fiscal 2006. Same-store sales growth was primarily attributable to National Welders and pricing actions taken by Airgas Specialty Products. Sales of liquid carbon dioxide and dry ice also increased modestly.

Management's Discussion and Analysis continued

Airgas, Inc. and Subsidiaries

Gross Profits
Gross profits increased 17% resulting from higher sales volumes, acquisitions and price increases. The gross profit margin decreased 90 basis points to 50.5% in fiscal 2006 compared to 51.4% in fiscal 2005. The decrease in the gross profit margin reflects the acquisition and subsequent growth of the lower margin anhydrous ammonia product line and a shift in sales mix.

(In thousands)	2006	2005	*Increase*	
Distribution	$ 1,172,503	$ 1,004,828	$ 167,675	17%
All Other Operations	255,129	211,172	43,957	21%
	$ 1,427,632	$ 1,216,000	$ 211,632	17%

The Distribution segment's gross profits increased $168 million (17%) compared to fiscal 2005. Distribution's gross profit margin of 48.9% decreased 50 basis points from 49.4% in fiscal 2005. The lower gross profit margin reflects a shift in gas sales mix, including the impact of higher sales growth of lower margin bulk gases, as well as higher same-store sales growth of lower margin hardgoods. The Distribution segment's sales consisted of 51.7% gas and rent compared to 51.9% in fiscal 2005. Pricing actions taken by the Company in fiscal 2006 helped to mitigate the impact of rising product costs.

The All Other Operations segment's gross profits increased $44 million primarily from strong sales at National Welders and the addition of the anhydrous ammonia business in fiscal 2006. Although the gross profit dollars for the segment increased, the gross profit margin declined by 310 basis points to 51.7% from 54.8% in fiscal 2005. The gross profit margin decline reflects the acquisition of the anhydrous ammonia product line, which carries a lower margin than other products in this segment, and competitive pressures in the market for dry ice.

Operating Expenses
As a percentage of net sales, SD&A expenses decreased 170 basis points to 36.4% compared to 38.1% in fiscal 2005 resulting from improved cost leverage. SD&A expenses increased $129 million (14%) primarily from operating costs of acquired businesses and higher variable expenses associated with the growth in sales volumes. As compared with fiscal 2005, acquisitions contributed an estimated additional $62 million to SD&A expenses. The SD&A expenses contributed by fiscal 2006 acquisitions reflect acquisition integration costs that were $1.9 million in fiscal 2006. Fiscal 2005 SD&A expenses reflect a total of $6.4 million of costs associated with integrating the BOC acquisition as well as employee separation costs. The balance of the increase in SD&A expenses is primarily attributable to higher labor costs, distribution-related expenses, selling expenses and approximately $2.2 million of incremental costs resulting from hurricanes Katrina and Rita. The increase in labor costs reflected costs to fill cylinders and operate facilities to meet increased demand for products as well as normal wage inflation. The increase in distribution expenses is attributable to higher fuel costs and vehicle repair and maintenance expenses. Higher fuel costs were directly related to the rise in diesel fuel prices and the increase in miles driven to support the higher sales volumes. The increase in selling expenses is attributable to higher sales levels.

Depreciation expense of $122 million increased $17 million (16%) compared to $105 million in fiscal 2005. Fiscal 2006 and fiscal 2005 acquisitions contributed depreciation expense of approximately $8 million. The remainder of the increase primarily reflects fiscal 2006's and fiscal 2005's capital expenditures to support growth, including purchases of cylinders, bulk tanks and rental welders. Amortization expense of $5 million in fiscal 2006 was consistent with fiscal 2005.

Operating Income
Operating income increased 33% in fiscal 2006 compared to fiscal 2005 driven by higher sales levels. Cost leverage and the improved operations of the BOC business acquired in fiscal 2005 contributed to a 90 basis point increase in the operating income margin to 9.5% compared to 8.6% in fiscal 2005.

(In thousands)	2006	2005	*Increase*	
Distribution	$ 208,466	$ 157,239	$ 51,227	33%
All Other Operations	60,292	45,215	15,077	33%
	$ 268,758	$ 202,454	$ 66,304	33%

Operating income in the Distribution segment increased 33% in fiscal 2006. The Distribution segment's operating income margin increased 100 basis points to 8.7% compared to 7.7% in fiscal 2005. The increase in the operating income margin reflects the lower operating expenses as a percentage of net sales, described above. Fiscal 2005 was negatively impacted by integration costs and initial lower margins of the business acquired from BOC.

Operating income in the All Other Operations segment increased 33% resulting primarily from the strong business momentum of National Welders as well as the acquisition of the anhydrous ammonia business from LaRoche. The segment's operating income margin increased 50 basis points to 12.2% in fiscal 2006 compared to 11.7% in fiscal 2005. The higher operating income margin principally relates to lower operating expenses as a percentage of net sales, partially offset by the lower operating margin of the anhydrous ammonia business.

Interest Expense and Discount on Securitization of Trade Receivables
Interest expense, net, and the discount on securitization of trade receivables totaled $63 million representing an increase of 13% compared to fiscal 2005. The increase in interest expense primarily resulted from higher debt levels associated with acquisitions and higher weighted-average interest rates.

The Company participates in a securitization agreement with commercial banks to sell qualifying trade receivables. The amount of outstanding receivables under the agreement was $244 million and $190 million at March 31, 2006 and 2005, respectively. Net proceeds from the sale of trade receivables were used to reduce borrowings under the Company's revolving credit facilities. The discount on the securitization of trade receivables represents the difference between the carrying value of the receivables and the proceeds from their sale. The amount of the discount varies on a monthly basis depending on the amount of receivables sold and market rates.

As discussed in "Liquidity and Capital Resources," the Company manages its exposure to interest rate risk through participation in interest rate swap agreements. Including the effect of the interest rate swap agreements and the trade receivables securitization, the Company's ratio of fixed to variable rate debt at March 31, 2006 was 53% fixed to 47% variable.

Income Tax Expense
The effective income tax rate was 37.4% of pre-tax earnings compared to 36.8% in fiscal 2005. The lower tax rate in fiscal 2005 resulted from favorable changes in valuation allowances associated with state tax net operating loss carryforwards and the realization of federal and state tax credits.

Income from Continuing Operations
Income from continuing operations was $127.5 million, or $1.62 per diluted share, compared to $91.6 million, or $1.19 per diluted share in fiscal 2005.

Income (loss) from Discontinued Operations
As a result of the divestiture of Rutland Tool in December 2005, the Company reflected fiscal 2006 and fiscal 2005 operating results of Rutland Tool as "discontinued operations." The fiscal 2006 loss from discontinued operations, net of tax, was $1.4 million, or $0.02 per diluted share, which principally represented a loss on the sale of the business. Proceeds from the divestiture were approximately $15 million. In fiscal 2005, income from discontinued operations was $464 thousand. The operating results of Rutland Tool were previously reflected in the Distribution business segment.

Cumulative Effect of a Change in Accounting Principle
In conjunction with the adoption of FIN 47 on March 31, 2006, the Company recorded an after-tax charge of $2.5 million as a cumulative effect of a change in accounting principle. The ongoing annual expense resulting from the adoption of FIN 47 is not material.

Net Earnings
Net earnings were $123.6 million, or $1.57 per diluted share, compared to $92 million, or $1.20 per diluted share, in fiscal 2005.

Pursuant to a joint venture agreement between the Company and the holders of the preferred stock of National Welders, until June 30, 2009, the preferred stockholders have the option to exchange their 3.2 million shares of National Welders voting redeemable preferred stock either for cash at a price of $17.78 per share or to tender them to the joint venture in exchange for approximately 2.3 million shares of Airgas common stock. If Airgas common stock has a market value of $24.45 per share, the stock and cash redemption options are equivalent. The weighted shares used in the fiscal 2006 diluted earnings per share calculation include the assumed conversion of National Welders' preferred stock to Airgas common stock. In fiscal 2005, the conversion of National Welders preferred stock to Airgas common stock was anti-dilutive. Also see Note 4 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Fiscal 2007 Cash Flows
Net cash provided by operating activities was $318 million in fiscal 2007 compared to $352 million in fiscal 2006. Net earnings adjusted for non-cash items provided cash of $384 million versus $304 million in the prior year. Working capital resulted in a use of cash of $86 million versus a use of $8 million in the prior year. The use of cash for working capital in fiscal 2007 principally reflects a higher level of trade receivables associated with sales growth, a higher level of income tax payments, and the timing of payments to vendors. The Company also increased the amount of receivables sold under its trade receivables securitization program providing cash of $20 million in the current year versus $54 million in the prior year. Cash flows of National Welders, in excess of a management fee paid by National Welders to the Company, are not available to the Company. Cash provided by operating activities in the current year included $34 million of cash provided by National Welders versus $23 million in the prior year. Consolidated cash flows provided by operating activities were used to fund investing activities, such as capital expenditures and acquisitions.

Net cash used in investing activities in fiscal 2007 totaled $923 million and primarily consisted of cash used for acquisitions and capital expenditures. Cash of $688 million was paid in the current year for 13 acquisitions, including the acquisition of Linde's bulk gas business, and holdback settlements. Capital expenditures were $244 million in the current period (including $18 million at National Welders). Capital expenditures reflect investments to support the Company's sales growth initiatives. For example, investments in rental welders by the Company's Red-D-Arc subsidiary supported its fiscal 2007 same-store sales growth of 33%. The Company has also continued to invest in its core business through purchasing cylinders and bulk tanks. Other significant investments included a new carbon dioxide plant and fill plant expansions. The Company expects that fiscal 2008 capital expenditures will approximate 7% of net sales.

Financing activities provided net cash of $596 million primarily from net borrowings under the Company's Credit Facility. The additional borrowing was principally used to fund acquisitions. Other sources of cash effectively offset the use of cash within financing activities.

Dividends

During fiscal 2007, 2006 and 2005, the Company paid its stockholders regular quarterly cash dividends of $0.07, $0.06 and $0.045 per share, respectively. On May 8, 2007, the Company's Board of Directors declared a regular quarterly cash dividend of $0.09 per share, which is payable on June 29, 2007 to stockholders of record as of June 15, 2007. Future dividend declarations and associated amounts paid will depend upon the Company's earnings, financial condition, loan covenants, capital requirements and other factors deemed relevant by management and the Company's Board of Directors.

Stock Repurchase Plan

Due to certain contemplated acquisitions, in July 2006, the Company suspended the three-year share repurchase plan that it initiated in November 2005. No shares of Company common stock were repurchased during fiscal 2007. Since inception, 195,400 shares have been repurchased under the plan and $137.2 million of the original $150 million authorization remains available. The Company continues to focus on using its cash flow for investing in growth opportunities, including future acquisitions, paying down debt and growing its dividend.

Financial Instruments

Debt Refinancing

Effective July 25, 2006, the Company amended and restated its senior credit facility with a syndicate of lenders. Subject to compliance with certain covenants, the $1.6 billion senior unsecured credit facility (the "Credit Facility") permits the Company to borrow up to $966 million under a U.S. dollar revolving credit line, up to C$40 million (U.S. $34 million) under a Canadian dollar revolving credit line and up to $600 million under two or more term loans. The Company used borrowings under the term loan provision of the Credit Facility to finance the $100 million maturity of its 7.75% medium-term notes on September 15, 2006. The remaining $500 million term loan was used to finance the previously announced Linde bulk gas acquisition that closed on March 9, 2007. The Credit Facility will mature on July 25, 2011.

As of March 31, 2007, the Company had approximately $1,067 million of borrowings under the Credit Facility: $471 million under the U.S. dollar revolver, C$22 million (U.S. $18 million) under the Canadian dollar revolver and a $578 million under the term loan. The term loans are repayable in quarterly installments of $22.5 million between March 31, 2007 and June 30, 2010. The quarterly installments then increase to $71.2 million from September 30, 2010 to June 30, 2011. The Company also had letters of credit of $34 million outstanding under the Credit Facility. The U.S. dollar borrowings and the term loans bear "interest" at LIBOR plus 75 basis points and the Canadian dollar borrowings bear interest at the Canadian Bankers' Acceptance Rate plus 75 basis points. As of March 31, 2007, the effective interest rates on the U.S. dollar borrowings, the term loans and the Canadian dollar borrowings were 6.09%, 6.10% and 5.20%, respectively.

The Company's domestic subsidiaries, exclusive of a bankruptcy remote special purpose entity (the "domestic subsidiaries"), guarantee the U.S. and Canadian borrowings. The Canadian borrowings are also guaranteed by the Company's foreign subsidiaries. The guarantees are full and unconditional and are made on a joint and several basis. The Company has pledged 100% of the stock of its domestic subsidiaries and 65% of the stock of its foreign subsidiaries as surety for its obligations under the Credit Facility. The Credit Facility provides for the release of the guarantees and collateral if the Company attains an investment grade credit rating and a similar release on all other debt.

Total Borrowing Capacity and Acquisition Financing

At March 31, 2007, approximately $461 million remained unused under the U.S. dollar revolving credit line and approximately C$18 million (U.S. $16 million) remained unused under the Canadian dollar revolving credit line. As of March 31, 2007, the financial covenants of the Credit Facility permitted the Company increase its total borrowings under the Credit Facility or through other debt instruments by approximately $538 million. The Credit Facility contains customary events of default, including nonpayment and breach of covenants. In the event of default, repayment of borrowings under the Credit Facility may be accelerated.

The Company continues to look for acquisition candidates. The financial covenant calculations of the Credit Facility include the pro forma results of acquired businesses. Therefore, total borrowing capacity is not reduced dollar-for-dollar with acquisition financing. The Company intends to finance the pending acquisition (purchase price of $310 million) of the U.S. packaged gas business of Linde AG with borrowings under the revolving credit line of the Credit Facility. A portion of the business to be acquired will be sold by the Company to National Welders. National Welders will secure financing necessary to acquire their portion of the business.

The Company believes that it could obtain financing on reasonable terms if its requirements exceed amounts available under the Credit Facility. The terms of any future financing arrangements depend on market conditions and the Company's financial position at that time.

Money Market Loan

The Company has an agreement with a financial institution that provides access to short-term advances not to exceed $30 million for a maximum term of three months. The agreement expires on November 30, 2007, but may be extended subject to renewal provisions contained in the agreement. The amount, term and interest rate of an advance are established through mutual agreement with the financial institution when the Company requests such an advance. At March 31, 2007, the Company had an outstanding advance under the agreement of $30 million for a term of 90 days bearing interest at 5.75%.

Senior Subordinated Notes

At March 31, 2007, the Company had $150 million of senior subordinated notes (the "2004 Notes") outstanding with a maturity date of July 15, 2014. The 2004 Notes bear interest at a fixed annual rate of 6.25%, payable semi-annually on January 15 and July 15 of each year. The 2004 Notes have an optional redemption provision, which permits the Company, at its option, to call the 2004 Notes at scheduled dates and prices. The first scheduled optional redemption date is July 15, 2009 at a price of 103.125% of the principal amount.

The 2004 Notes contain covenants that could restrict the payment of dividends, the repurchase of common stock, the issuance of preferred stock, and the incurrence of additional indebtedness and liens. The 2004 Notes are fully and unconditionally guaranteed jointly and severally, on a subordinated basis, by each of the wholly owned domestic guarantors under the Credit Facility. The stock of the Company's domestic subsidiaries is also pledged to the note holders on a subordinated basis.

On October 27, 2006, the Company redeemed its $225 million 9.125% senior subordinated notes in full at a premium of 104.563% of the principal amount with proceeds from the Company's revolving credit line. In conjunction with the redemption of the Notes, the Company recognized a charge on the early extinguishment of debt of approximately $12.1 million ($7.9 million after tax) in October 2006. The charge related to the redemption premium and the write-off of unamortized debt issuance costs.

Acquisition and Other Notes

The Company's long-term debt also included acquisition and other notes principally consisting of notes issued to sellers of businesses acquired and are repayable in periodic installments. At March 31, 2007, acquisition and other notes totaled approximately $17 million with interest rates ranging from 4% to 8.5%.

Financial Instruments of the National Welders Joint Venture

Pursuant to the requirements of the FASB's Financial Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*, ("FIN 46R"), the Company's Consolidated Balance Sheets at March 31, 2007 and 2006 include the financial obligations of National Welders. National Welders' financial obligations are non-recourse to the Company, meaning that the creditors of National Welders do not have a claim on the assets of Airgas, Inc.

The National Welders Credit Agreement (the "NWS Credit Agreement") provides for a revolving credit line of $100 million, a Term Loan A of $26 million, a Term Loan B of $21 million, and a Term Loan C of $9 million. At March 31, 2007, National Welders had borrowings under its revolving credit line of $73 million and under Term Loan A of $12 million. There were no amounts outstanding under Term loans B or C at March 31, 2007. National Welders also had $681 thousand in acquisition notes and other debt obligations.

The NWS revolving credit borrowings mature in August 2009. Term Loan A is repayable in monthly amounts of $254 thousand plus accrued interest with a lump-sum payment of the outstanding balance at maturity in March 2011. The variable interest rate on the revolving credit line and Term Loan A ranges from LIBOR plus 70 to 145 basis points varying with National Welders' leverage ratio. At March 31, 2007, the effective interest rate for the revolving credit line and Term Loan A was 6.02%. The NWS Credit Agreement also contains certain covenants which, among other things, subject National Welders to minimum net worth requirements, limit the ability of National Welders to incur and guarantee new indebtedness, and limit its capital expenditures, ownership changes, merger and acquisition activity, and the payment of dividends. National Welders had additional borrowing capacity under the NWS Credit Agreement of approximately $27 million at March 31, 2007. Term Loans B and C were previously repaid and provide no additional borrowing capacity.

As of March 31, 2007, the revolving credit line and Term Loan A are secured by certain current assets, principally trade receivables and inventory, totaling $38 million, non-current assets, principally equipment, totaling $119 million, and Airgas common stock with a market value of $39 million classified as treasury stock and carried at cost of $370 thousand.

Trade Receivables Securitization

The Company participates in a securitization agreement with three commercial banks to sell up to $285 million of qualifying trade receivables. The agreement expires in March 2010, but may be renewed subject to provisions contained in the agreement. During fiscal 2007, the Company sold, net of its retained interest, $2.70 billion of trade receivables and remitted to bank conduits, pursuant to a servicing agreement, $2.68 billion in collections on those receivables. The net proceeds were used to reduce borrowings under the Company's revolving credit facilities. The amount of outstanding receivables under the agreement was $264 million at March 31, 2007 and $244 million at March 31, 2006.

Interest Rate Swap Agreements

The Company manages its exposure to changes in market interest rates. At March 31, 2007, the Company had six fixed interest rate swap agreements with an aggregate notional amount of $150 million. These swaps effectively convert $150 million of variable interest rate debt associated with the Company's Credit Facility to fixed rate debt. At March 31, 2007, two swap agreements with a total notional amount of $50 million required the Company to make fixed interest payments based on a weighted average effective rate of 4.15% and receive variable interest payments from its counterparties based on a weighted average variable rate of 5.32%.

The four other swap agreements with a total notional amount of $100 million required the Company to make fixed interest payments based on a weighted average effective rate of 5.39% and receive variable interest payments from its counterparties based on a weighted average variable rate of 5.35%. The remaining terms of each of these swap agreements are between 15 months to 26 months. The Company monitors its positions and the credit ratings of its counterparties and does not anticipate non-performance by the counterparties.

National Welders was a party to one interest rate swap agreement with a major financial institution with a notional principal amount of $27 million. National Welders is required to make fixed interest payments of 5.36% and receive variable interest payments from its counterparty based on one month LIBOR, which was 5.36% at March 31, 2007. The remaining term of the swap agreement is 26 months.

Including the effect of the interest rate swap agreements, the debt of National Welders, and the trade receivables securitization, the Company's ratio of fixed to variable rate debt at March 31, 2007 was 21% fixed to 79% variable. A majority of the Company's variable rate debt is based on a spread over LIBOR. Based on the Company's fixed to variable interest rate ratio, for every 25 basis point increase in LIBOR, the Company estimates that its annual interest expense would increase approximately $3 million.

Other

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Estimates are used for, but not limited to, determining the net carrying value of trade receivables, inventories, goodwill, other intangible assets and business insurance reserves. Uncertainties about future events make these estimates susceptible to change. Management evaluates these estimates regularly and believes they are the best estimates, appropriately made, given the known facts and circumstances. For the three years ended March 31, 2007, there were no material changes in the valuation methods or assumptions used by management. However, actual results could differ from these estimates under different assumptions and circumstances. The Company believes the following accounting estimates are critical due to the subjectivity and judgment necessary to account for these matters, their susceptibility to change and the potential impact that different assumptions could have on operating performance.

Trade Receivables

The Company maintains an allowance for doubtful accounts, which includes sales returns, sales allowances, and bad debts. The allowance adjusts the carrying value of trade receivables to fair value based on estimates of accounts that will not ultimately be collected. An allowance for doubtful accounts is generally established as trade receivables age beyond their due date. As past due balances age, higher valuation allowances are established lowering the net carrying value of receivables. The amount of valuation allowance established for each past due period reflects the Company's historical collections experience and current economic conditions and trends. The Company also establishes valuation allowances for specific problem accounts and bankruptcies. The amounts ultimately collected on past due trade receivables are subject to numerous factors including general economic conditions, the condition of the receivable portfolio assumed in acquisitions, the financial condition of individual customers, and the terms of reorganization for accounts emerging from bankruptcy. Changes in these conditions impact the Company's collection experience and may result in the recognition of higher or lower valuation allowances. Management evaluates the allowance for doubtful accounts monthly. The Company has a low concentration of credit risk due to its broad and diversified customer base across multiple industries and geographic locations, and its relatively low average order size. No individual customer accounts for more than 0.5% of the Company's annual sales. Historically, the Company's sales returns, sales allowances, and bad debts have been in the range of 1.4% to 1.7% of sales.

Inventories

The Company's inventories are stated at the lower of cost or market. The majority of the products the Company carries in inventory have long shelf lives and are not subject to technological obsolescence. The Company writes its inventory down to its estimated market value when it believes the market value is below cost. The Company estimates its ability to recover the costs of items in inventory by product type based on its age, the rate at which that product line is turning in inventory, its physical condition as well as assumptions about future demand and market conditions. The ability of the Company to recover its cost for products in inventory can be affected by factors such as future customer demand, general market conditions and the relationship with significant suppliers. Management evaluates the recoverability of its inventory at least quarterly. In aggregate, inventory turns approximately four times per year.

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS 142, *Goodwill and Other Intangible Assets*. Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually. The Company has elected to perform its annual tests for indications of goodwill impairment as of

October 31 of each year or whenever indicators of impairment exist. Goodwill impairment is recognized when the carrying value of a reporting unit exceeds its "implied fair value." Implied fair value is estimated based on a discounted cash flow analysis for each reporting unit. The discounted cash flow analysis requires estimates, assumptions and judgments about future events. The Company's analysis uses internally generated budgets and long-range forecasts, which are the same budgets and forecasts used for managing operations, awarding management bonuses and seeking alternative or additional financing. The Company's discounted cash flow analysis uses the assumptions in these budgets and forecasts about sales trends, inflation, working capital needs, and forecasted capital expenditures along with an estimate of the reporting unit's terminal value (the value of the reporting unit at the end of the forecast period) to determine the implied fair value of each reporting unit. The Company's assumptions about working capital needs and capital expenditures are based on historical experience. Terminal values reflect an assumed perpetual growth rate consistent with long-term expectations for inflation. The discount rate used to determine the present value of the estimated future cash flows is a risk adjusted rate consistent with the weighted average cost of capital of peer group companies for a term equal to the forecast period.

The Company believes the assumptions used in its discounted cash flow analysis are appropriate and result in reasonable estimates of the implied fair value of each reporting unit. However, the Company may not meet its sales growth and profitability targets, working capital needs and capital expenditures may be higher than forecast, changes in credit markets may result in changes to the Company's discount rate and general business conditions may result in changes to the Company's terminal value assumptions for its reporting units. Based on the October 31, 2006 assessment, the Company does not expect that such changes would result in the recognition of goodwill impairment in the Company's reporting units.

Business Insurance Reserves

The Company has established insurance programs to cover workers' compensation, business automobile, and general liability claims. During fiscal 2007, these programs had self-insured retention of $1 million per occurrence. During fiscal 2006 and 2005, the Company's self-insured retention was $500 thousand per occurrence with an additional aggregate retention of $2.2 million in fiscal 2006 and $1.7 million in fiscal 2005, for claims in excess of $500 thousand. For fiscal 2008, the self-insured retention will remain $1 million per occurrence with no additional aggregate retention. The Company reserves for its self-insured retention based on individual claim evaluations performed by a qualified third-party administrator. The third-party administrator establishes loss estimates for known claims based on the current facts and circumstances. These known claims are then "developed," through actuarial computations, to reflect the expected ultimate loss for the known claims, as well as incurred but not reported claims. Actuarial computations use the Company's specific loss history, payment patterns, insurance coverage, plus industry trends and other factors to estimate the required reserve for all open claims by policy year and loss type. Reserves for the Company's self-insurance retention are evaluated monthly. Semi-annually, the Company obtains a third-party actuarial report to validate that the computations and assumptions used are consistent with actuarial standards. Certain assumptions used in the actuarial computations are susceptible to change. Loss development factors are influenced by items such as medical inflation, changes in workers' compensation laws, and changes in the Company's loss payment patterns, all of which can have a significant influence on the estimated ultimate loss related to the Company's self-insured retention. Accordingly, the ultimate resolution of open claims may be for amounts more or less than the reserve balances. The Company's operations are spread across a significant number of locations, which helps to mitigate the potential impact of any given event that could give rise to an insurance-related loss. Over the last three years, business insurance expense has generally been in the range of 0.8% to 0.9% of sales.

Management's Discussion and Analysis continued

Airgas, Inc. and Subsidiaries

The following table presents the Company's contractual obligations and off-balance sheet arrangements as of March 31, 2007:

(In thousands)		*Payments Due by Period*			
Contractual and Off-Balance Sheet Obligations	**Total**	**Less than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**More than 5 Years**
Obligations reflected on the March 31, 2007 Balance Sheet:					
Long-term debt (1)	$ 1,350,015	$ 40,296	$ 268,753	$ 889,186	$ 151,780
Estimated interest payments on long-term debt (2)	313,849	80,649	137,900	76,300	19,000
Estimated payments (receipts) on interest rate swap agreements (3)	(1,200)	(500)	(700)	—	—
Off-balance sheet obligations as of March 31, 2007:					
Operating leases (4)	212,889	59,757	90,817	49,546	12,769
Trade receivables securitization (5)	264,400	—	264,400	—	—
Estimated discount on securitization (6)	44,814	14,938	29,876	—	—
Letters of credit (7)	34,426	34,426	—	—	—
Purchase obligations:					
Liquid bulk gas supply agreements (8)	808,021	89,015	165,716	158,750	394,540
Liquid carbon dioxide supply agreements (9)	180,072	15,981	23,700	17,851	122,540
Ammonia supply agreements (10)	87,557	18,469	34,544	34,544	—
Other purchase commitments (11)	43,996	17,121	11,562	7,983	7,330
Construction commitments (12)	64,974	44,810	20,164	—	—
Total	$ 3,403,813	$ 414,962	$ 1,046,732	$ 1,234,160	$ 707,959

(1) The less than one year relates to obligations due in fiscal 2008. The 1 to 3 years column relates to obligations due in fiscal years ended March 31, 2009 and 2010. The 3 to 5 years column relates to obligations due in fiscal years ended March 31, 2011 and 2012. The more than 5 years column relates to obligations due in fiscal years ended March 31, 2013 and beyond. Aggregate long-term debt instruments are reflected in the Consolidated Balance Sheet as of March 31, 2007. Long-term debt includes capital lease obligations, which were not material and, therefore, did not warrant separate disclosure. See Note 9 to the Consolidated Financial Statements for more information regarding long-term debt instruments.

(2) The future interest payments on the Company's long-term debt obligations were estimated based on the current outstanding principal reduced by scheduled maturities in each period presented and interest rates as of March 31, 2007. The estimated interest payments may differ materially from those presented above based on actual amounts of long-term debt outstanding and actual interest rates in future periods

(3) Payments or receipts under interest rate swap agreements result from changes in market interest rates compared to contractual rates and payments to be exchanged between the parties to the agreements. The estimated receipts in future periods were determined based on interest rates as of March 31, 2007. Actual receipts or payments may differ materially from those presented above based on actual interest rates in future periods.

(4) The Company's operating leases include approximately $140 million in fleet vehicles under long-term operating leases. The Company guarantees a residual value of $18 million related to its leased vehicles.

(5) The Company participates in a securitization agreement with three commercial banks to sell up to $285 million of qualifying trade receivables. The agreement expires in March 2010, but may be renewed subject to provisions contained in the agreement. Under the securitization agreement, on a monthly basis, trade receivables are sold to three commercial banks through a bankruptcy-remote special purpose entity. Proceeds received from the sale of receivables were used by the Company to reduce its borrowings under its Credit Facility. The securitization agreement is a form of off-balance sheet financing. Also see Note 12 to the Consolidated Financial Statements.

(6) The discount on the securitization of trade receivables represents the difference between the carrying value of the receivables and the proceeds from their sale. The amount of the discount varies on a monthly basis depending on the amount of receivables sold and market interest rates. The estimated discount in future periods is based on receivables sold and interest rates as of March 31, 2007. The actual discount recognized in future periods may differ materially from those presented above based on actual amounts of receivables sold and market rates.

(7) Letters of credit are guarantees of payment to third parties. The Company's letters of credit principally back obligations associated with the Company's self-insured retention on workers' compensation, automobile and general liability claims. The letters of credit are supported by the Company's Credit Facility.

(8) In addition to the gas volumes supplied by the recently formed Airgas Merchant Gases, the Company purchases industrial, medical and specialty gases pursuant to requirements contracts from national and regional producers of industrial gases. The Company has a long-term take-or-pay supply agreement, in effect through September 1, 2017, under which Air Products and Chemicals, Inc. ("Air Products") will supply at least 35% of the Company's bulk liquid nitrogen, oxygen and argon requirements, exclusive of the volumes produced by the Company and those purchased under the Linde supply agreements noted below. Additionally, the Company purchases helium under the terms of the supply agreement. Based on the volume of fiscal 2007 purchases, the Air Products supply agreement represents approximately $50 million annually in liquid bulk gas purchases. The purchase commitments for future periods contained in the table above reflect estimates based on fiscal 2007 purchases.

The Company and Linde AG as successor to BOC entered into a long-term take-or-pay supply agreement to purchase oxygen, nitrogen and argon. The agreement will expire in July 2019 and represents approximately $3 million in annual bulk gas purchases. In September and October 2006, the Company and Linde AG entered into long-term take-or-pay supply agreements to purchase helium. The total annual commitment amount under the Linde agreements is approximately $28 million.

The Company also participates in a long-term agreement with Praxair to swap production of bulk nitrogen, oxygen, and argon through 2014. The Praxair agreement represents approximately $7 million annually.

The supply agreements above contain periodic adjustments based on certain economic indices and market analysis. The Company believes the minimum product purchases under the agreements are within the Company's normal product purchases. Actual purchases in future periods under the supply agreements could differ materially from those presented in the table due to fluctuations in demand requirements related to varying sales levels as well as changes in economic conditions.

(9) The Company is a party to long-term take-or-pay supply agreements for the purchase of liquid carbon dioxide. The aggregate obligations under the supply agreements represent approximately 20% of the Company's annual carbon dioxide requirements. The purchase commitments for future periods contained in the table above reflect estimates based on fiscal 2007 purchases. The Company believes the minimum product purchases under the agreements are within the Company's normal product purchases. Actual purchases in future periods under the carbon dioxide supply agreements could differ materially from those presented in the table due to fluctuations in demand requirements related to varying sales levels as well as changes in economic conditions. Certain of the liquid carbon dioxide supply agreements contain market pricing subject to certain economic indices.

(10) The Company purchases ammonia from a variety of sources. With one of those sources, the Company has minimum purchase commitments under supply agreements, which is perpetual pending a 180-day written notification of termination from either party.

(11) Other purchase commitments primarily include property, plant and equipment expenditures.

(12) Construction commitments represent outstanding commitments to customers to build and operate air separation plants in Carrollton, KY and New Carlisle, IN. The projects are expected to begin operating in the spring of 2009.

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140* ("SFAS 155"). SFAS 155 addresses the application of SFAS 133 to beneficial interests in securitized financial assets. SFAS 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the requirements of SFAS 155 and has not yet determined the impact on its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140* ("SFAS 156"). SFAS 156 requires that an entity recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the requirements of SFAS 156 and has not yet determined the impact on its consolidated financial statements.

In June 2006, the FASB issued EITF No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement* ("EITF 06-3"). EITF 06-3 requires companies to disclose the presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer (e.g. sales and use tax) as either gross or net in the accounting principles included in the notes to the financial statements. EITF 06-3 is effective for annual reporting periods beginning after December 15, 2006. The Company will disclose its policy when EITF 06-3 is adopted.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions in an enterprise's financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Tax positions must meet a more-likely-than-not recognition threshold at the effective date in order to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under FASB Statement No. 109, *Accounting for Income Taxes,* upon initial adoption. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings in the period of adoption. The Company has not completed its final assessment of the impact of FIN 48, but adoption is not expected to have a significant impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. SFAS 157 applies to the fair value requirements as applicable in other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the consolidated financial statements.

In February of 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the requirements of SFAS 159 and has not yet determined the impact on its consolidated financial statements.

Forward-looking Statements

This report contains statements that are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding: the closing of the pending acquisition of Linde's U.S. packaged gas business and the related financing of the acquisition under the Company's Credit Facility; the Company's belief that fiscal 2008 will be another productive year; the expansion of the industrial economy in fiscal 2008; the Company's estimate of net earnings of $2.33 to $2.41 per diluted share for fiscal 2008 and $0.52 to $0.54 per diluted share in the first quarter of fiscal 2008; a supportive sales environment in fiscal 2008 and continued success of pricing actions designed to offset rising costs; the Company's expectation that Linde's packaged gas business will be a significant contributor to fiscal 2008 sales growth and will be slightly accretive to earnings in the first twelve months of operation; the expectation that fiscal 2007 acquisitions will contribute more than $200 million to the Distribution segment's sales growth in fiscal 2008; the expectation that the Linde bulk gas business will improve the Company's consolidated fiscal 2008 operating income and operating margin; the expectation that the fiscal 2007 acquisitions will contribute approximately $55 million to fiscal year 2008 sales growth in the All Other Operations segment; the expectation that the most significant contributor to the All Other Operations sales growth in fiscal 2008 will be Airgas Merchant Gases; the expectation that third-party sales from the fiscal 2007 acquisitions of CFC Refimax and the Linde U.S. packaged business to be transferred to National Welders will contribute to fiscal 2008 sales growth in the All Other Operations segment; the expectation that fiscal 2008 operating income and the operating income margin will improve, principally in the Distribution segment; the expectation that Airgas Merchant Gases will have a lower operating income margin than the other businesses in the All Other Operations segment; interest savings from the fiscal 2007 refinancings; the ability of the Company to manage its exposure to interest rate risk through participation in interest rate swap agreements; the Company's estimate that for every 25 basis point increase in LIBOR, annual interest expense will increase approximately $3 million; the expectation that the overall effective tax rate for fiscal 2008 will range from 39% to 39.5% of pre-tax earnings; the expectation that fiscal 2008 capital expenditures will be approximately 7% of net sales; the ongoing annual expense resulting from the adoption of FIN 47 will not be material; the future payment of dividends; the continued use of cash flow for investing in growth opportunities, future acquisitions, paying down debt and growing the dividend; the Company's ability to identify acquisition opportunities and expand its business; the ability of National Welders to secure the necessary financing to acquire their portion of Linde's packaged gas business; the Company's belief that it could obtain financing at reasonable terms in excess of amounts available under its Credit Facility; the performance of counterparties under interest rate swap agreements; the Company's low concentration of credit risk associated with its customers; the reasonableness and accuracy of estimates of the implied fair value of the Company's reporting units; the Company's belief that future goodwill impairment would not result from changes in the assumptions utilized in the annual impairment analysis; the estimated ultimate loss related to the Company's self-insured retention; the estimate of future interest and principal payments for financial instruments contained in "Contractual Obligations and Off-Balance Sheet Arrangements"; the Company's estimates of purchase commitments associated with product supply agreements and the belief that the minimum product purchases under the agreements are within the Company's normal product purchases; and the Company's cost estimates and in-service dates associated with the construction of certain air separation plants.

These forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially from those predicted in any forward-looking statement include, but are not limited to: the inability to close the acquisition of Linde's U.S. packaged gas business; dilution to earnings from Linde's packaged gas business or Linde's bulk gas business; the impact on sales growth, operating income and operating income margin that differs from the Company's estimates resulting from, among other things, the loss of customers, integration problems and higher than expected expenses; the inability of National Welders to obtain additional financing due to debt covenants, credit risk, and other factors, that prevent it from purchasing its portion of the Linde packaged gas business; an economic downturn (including adverse changes in the specific markets for the Company's products); higher or lower interest savings from the fiscal 2007 refinancings versus the Company's estimates due to higher interest rates and/or a change in the Company's credit rating; higher or lower capital expenditures versus the Company's estimate resulting from available cash flow, the completion of capital projects, and other factors; adverse customer response to the Company's products and/or the inability to identify products that will grow at a faster rate than the overall economy; the identification of new asset retirement obligations and/or the valuation of asset retirement obligations in future periods and the effect on the materiality of FIN 47 to the financial statements; the inability to identify acquisition candidates and consummate and successfully integrate acquisitions; rising product costs and the inability to pass those costs on to customers and the impact on gross profit margin; customer acceptance of price increases; the inability to obtain alternate supply sources of hardgoods products; higher than estimated interest expense resulting from increases in LIBOR and/or changes in the Company's credit rating; the inability to obtain alternative supply sources to adequately meet customer demand and the effect on customer relationships; the Company's inability to control operating expenses and the potential impact of higher operating expenses in future periods; adverse changes in customer buying patterns; disruption to the Company's business from integration problems associated with acquisitions; a lack of available cash flow necessary to pay future dividends; changes in the Company's debt levels and/or credit rating, which prevent the Company from arranging additional financing; the inability to manage interest rate exposure; defaults by counterparties under interest rate swap agreements; the effects of competition from independent distributors and vertically integrated gas producers on products, pricing and sales growth; future goodwill impairment due to changes in assumptions used in the annual impairment analysis; changes in actuarial assumptions and their impact on the ultimate loss related to the Company's self-insured retention; changes in customer demand and the impact on the Company's ability to meet minimum purchases under take-or-pay supply agreements; uncertainties regarding accidents or litigation, which may arise in the ordinary course of business; and the effects of, and changes in, the economy, monetary and fiscal policies, laws and regulations, inflation and monetary fluctuations and fluctuations in interest rates, both on a national and international basis. The Company does not undertake to update any forward-looking statement made herein or that may be made from time to time by or on behalf of the Company.

Statement of Management's Financial Responsibility

Airgas, Inc. and Subsidiaries

Management of Airgas, Inc. and subsidiaries (the "Company") has prepared and is responsible for the consolidated financial statements and related financial information in this Annual Report. The statements are prepared in conformity with U.S. generally accepted accounting principles. The financial statements reflect management's informed judgment and estimation as to the effect of events and transactions that are accounted for or disclosed.

Management maintains a system of internal control, which includes internal control over financial reporting, at each business unit. However, this system of internal control does not extend to the Company's consolidated affiliate, National Welders Supply Company, Inc. ("National Welders"). As disclosed in Note 15 to the accompanying financial statements, National Welders is a joint venture formed in 1996 that has been consolidated since the Company adopted FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities*, on December 31, 2003. Although the Company does receive audited financial statements for National Welders, the joint venture agreement does not permit the Company to dictate, modify or assess the effectiveness of the internal controls of National Welders. The Company acquired the U.S. bulk gas business of Linde AG ("Linde") on March 9, 2007, and management excluded Linde's internal control over financial reporting from its assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2007. The Company's system of internal control is designed to provide reasonable assurance that records are maintained in reasonable detail to properly reflect transactions and permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles, that transactions are executed in accordance with management's and the Board of Directors' authorization, and that unauthorized transactions are prevented or detected on a timely basis such that they could not materially affect the financial statements. The Company also maintains a staff of internal auditors who review and evaluate the system of internal control on a continual basis. In determining the extent of the system of internal control, management recognizes that the cost should not exceed the benefits derived. The evaluation of these factors requires estimates and judgment by management.

Management has evaluated the effectiveness of the Company's internal control over financial reporting, as of March 31, 2007, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's Report on Internal Control Over Financial Reporting, which does not extend to the internal control of National Welders or the acquired U.S. bulk gas business of Linde, is included herein. KPMG LLP, an Independent Registered Public Accounting Firm, has also audited management's assessment of the effectiveness of the Company's internal control over financial reporting, as well as the Company's financial statements. The Reports of Independent Registered Public Accounting Firm, which express opinions on both management's assessment of the Company's internal control over financial reporting and the fair presentation of the Company's financial position at March 31, 2007 and 2006 and the results of operations and cash flows for the three-year period ended March 31, 2007, appear herein.

The Audit Committee of the Board of Directors, consisting solely of independent Directors, meets regularly (jointly and separately) with the Independent Registered Public Accounting Firm, the internal auditors and management to satisfy itself that they are properly discharging their responsibilities. The Independent Registered Public Accounting Firm has direct access to the Audit Committee.

Airgas, Inc.

Peter McCausland
Chairman, President and
Chief Executive Officer

Robert M. McLaughlin
Senior Vice President and
Chief Financial Officer

May 29, 2007

Management's Report on Internal Control Over Financial Reporting

Airgas, Inc. and Subsidiaries

Management of Airgas, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting. This responsibility, however, does not extend to the Company's consolidated affiliate, National Welders Supply Company, Inc. ("National Welders"), which represented approximately 9% of total assets and 7% of net sales. The system of internal control over financial reporting of National Welders, which has been consolidated by the Company since the December 31, 2003 adoption of FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities*, is the responsibility of National Welders' management. Although the Company does receive audited financial statements for National Welders, the joint venture agreement does not permit the Company to dictate, modify or assess the effectiveness of the internal controls of National Welders and the Company does not, in practice, have the ability to assess those controls. Accordingly, management's assessment of internal control has been limited to the system of internal control of Airgas, Inc. and its subsidiaries. The Company acquired the U.S. bulk gas business of Linde AG ("Linde") on March 9, 2007, and management excluded Linde's internal control over financial reporting from its assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2007.

Management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, conducted an assessment of the Company's internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on this assessment, management concluded that, as of March 31, 2007, the Company's internal control over financial reporting was effective. KPMG LLP, an Independent Registered Public Accounting Firm, as stated in their report, has audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2007.

Airgas, Inc.

Peter McCausland
Chairman, President and
Chief Executive Officer

Robert M. McLaughlin
Senior Vice President and
Chief Financial Officer

May 29, 2007

Report of Independent Registered Public Accounting Firm

Airgas, Inc. and Subsidiaries

The Board of Directors and Stockholders
Airgas, Inc.:

We have audited the accompanying consolidated balance sheet of Airgas, Inc. and subsidiaries (the Company) as of March 31, 2007 and 2006, and the related consolidated statements of earnings, cash flows and changes in stockholders' equity for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Airgas, Inc. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment,* using the modified prospective transition method, effective April 1, 2006 and Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,* effective April 1, 2006. Effective March 31, 2006, the Company adopted FASB Interpretation No. (FIN) 47, *Accounting for Conditional Asset Retirement Obligations an interpretation of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 29, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania

May 29, 2007

Report of Independent Registered Public Accounting Firm

Airgas, Inc. and Subsidiaries

The Board of Directors and Stockholders
Airgas, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing herein, that Airgas, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's assessment did not extend to the Company's consolidated affiliate, National Welders Supply Company, Inc. (National Welders), which has been consolidated by the Company in accordance with FIN 46R, *Consolidation of Variable Interest Entities.* National Welders' total assets and net sales represent 9% and 7%, respectively, of the related consolidated amounts as of and for the year ended March 31, 2007. Although the Company does receive audited financial statements for National Welders, the joint venture agreement does not permit the Company to dictate, modify or assess the effectiveness of the internal controls of National Welders and the Company does not have the ability in practice to assess those controls. Management's assessment also did not extend to the U.S. bulk gas business of Linde AG, which was acquired on March 9, 2007, and whose financial statements constitute approximately 15% of total assets and less than 1% of revenues and net income as of and for the year ended March 31, 2007. Our audit of internal control over financial reporting of Airgas, Inc. and subsidiaries also excluded an evaluation of the internal control over financial reporting of National Welders and the U.S. bulk gas business of Linde AG.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Airgas, Inc. and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of earnings, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended March 31, 2007 and our report dated May 29, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania

May 29, 2007

Consolidated Statements of Earnings

Airgas, Inc. and Subsidiaries

(In thousands, except per share amounts) **Years Ended March 31,**	**2007**	**2006**	**2005**
Net Sales	$ 3,205,051	$ 2,829,610	$ 2,367,782
Cost and Expenses			
Cost of products sold (excluding depreciation expense)	1,567,090	1,401,978	1,151,782
Selling, distribution and administrative expenses	1,149,166	1,031,332	902,468
Depreciation	138,818	122,396	105,614
Amortization (Note 7)	8,525	5,146	5,464
Total costs and expenses	2,863,599	2,560,852	2,165,328
Operating Income	341,452	268,758	202,454
Interest expense, net (Note 16)	(60,180)	(53,812)	(51,245)
Discount on securitization of trade receivables (Note 12)	(13,630)	(9,371)	(4,711)
Loss on the extinguishment of debt (Note 9)	(12,099)	—	—
Other income, net	1,601	2,462	1,129
Earnings from continuing operations before income taxes, minority interest and change in accounting principle	257,144	208,037	147,627
Income taxes (Note 17)	(99,883)	(77,866)	(54,261)
Minority interest in earnings of consolidated affiliate (Note 15)	(2,845)	(2,656)	(1,808)
Income from continuing operations before the cumulative effect of a change in accounting principle	154,416	127,515	91,558
Income (loss) from discontinued operations, net of tax (Note 3)	—	(1,424)	464
Cumulative effect of a change in accounting principle, net of tax (Note 2)	—	(2,540)	—
Net Earnings	$ 154,416	$ 123,551	$ 92,022
Net Earnings Per Common Share (Note 4)			
Basic			
Earnings from continuing operations before the cumulative effect of a change in accounting principle	$ 1.98	$ 1.66	$ 1.22
Earnings (loss) from discontinued operations	—	(0.02)	0.01
Cumulative effect of a change in accounting principle	—	(0.03)	—
Net earnings per share	$ 1.98	$ 1.61	$ 1.23
Diluted			
Earnings from continuing operations before the cumulative effect of a change in accounting principle	$ 1.92	$ 1.62	$ 1.19
Earnings (loss) from discontinued operations	—	(0.02)	0.01
Cumulative effect of a change in accounting principle	—	(0.03)	—
Net earnings per share	$ 1.92	$ 1.57	$ 1.20
Weighted average shares outstanding:			
Basic	78,025	76,624	74,911
Diluted	82,566	81,152	76,957
Comprehensive income	$ 153,848	$ 125,693	$ 97,197

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Airgas, Inc. and Subsidiaries

(In thousands, except per share amounts) **March 31,**		**2007**		**2006**
Assets				
Current Assets				
Cash	$	25,931	$	34,985
Trade receivables, less allowances for doubtful accounts of $15,692 in 2007 and $14,782 in 2006 (Note 12)		193,664		132,245
Inventories, net (Note 5)		250,308		229,523
Deferred income tax asset, net (Note 17)		31,004		30,141
Prepaid expenses and other current assets		48,592		31,622
Total current assets		549,499		458,516
Plant and equipment at cost (Note 6)		2,755,747		2,191,673
Less accumulated depreciation		(890,329)		(792,916)
Plant and equipment, net		1,865,418		1,398,757
Goodwill (Note 7)		832,162		566,074
Other intangible assets, net (Note 7)		62,935		26,248
Other non-current assets		23,443		24,817
Total assets	$	3,333,457	$	2,474,412
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable, trade	$	146,385	$	143,752
Accrued expenses and other current liabilities (Note 8)		241,275		200,001
Current portion of long-term debt (Note 9)		40,296		131,901
Total current liabilities		427,956		475,654
Long-term debt, excluding current portion (Note 9)		1,309,719		635,726
Deferred income tax liability, net (Note 17)		373,246		327,818
Other non-current liabilities		39,963		30,864
Minority interest in affiliate (Note 15)		57,191		57,191
Commitments and contingencies (Note 21)				
Stockholders' Equity (Note 13)				
Preferred stock, no par value, 20,000 shares authorized, no shares issued or outstanding in 2007 and 2006		—		—
Common stock, par value $0.01 per share, 200,000 shares authorized, 79,960 and 78,569 shares issued in 2007 and 2006, respectively		799		786
Capital in excess of par value		341,101		289,598
Retained earnings		792,433		665,158
Accumulated other comprehensive income		4,183		4,751
Treasury stock 1,292 common shares at cost at March 31, 2007 and 2006		(13,134)		(13,134)
Total stockholders' equity		1,125,382		947,159
Total liabilities and stockholders' equity	$	3,333,457	$	2,474,412

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Airgas, Inc. and Subsidiaries

(In thousands)	Years Ended March 31, 2007, 2006, and 2005							
	Shares of Common Stock $0.01 Par Value	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Employee Benefits Trust	Comprehensive Income
Balance – March 31, 2004	77,159	$ 772	$233,574	$481,677	$ (2,566)	$ (4,658)	$ (16,898)	
Net earnings				92,022				$ 92,022
Foreign currency translation adjustment					2,314			2,314
Shares issued in connection with stock options exercised (Note 14)	308	3	10,278				10,095	
Shares issued from treasury stock associated with warrants exercised (Note 13)			(893)			893		
Dividends paid on common stock ($0.18 per share) (Note 13)				(13,643)				
Tax benefit associated with exercise of stock options and warrants			8,435					
Shares issued from Employee Benefits Trust for Employee Stock Purchase Plan (Note 14)			5,648				4,258	
Net change in fair value of interest rate swap agreements					2,894			2,894
Net change in fair value of National Welders' interest rate swap agreement					1,583			1,583
Net tax expense of comprehensive income items					(1,616)			(1,616)
Balance – March 31, 2005	77,467	$ 775	$257,042	$560,056	$ 2,609	$ (3,765)	$ (2,545)	$ 97,197
Net earnings				123,551				123,551
Foreign currency translation adjustment					1,012			1,012
Shares issued in connection with stock options exercised (Note 14)	570	6	14,136			3,402	2,545	
Purchase of treasury stock (Note 13)						(12,771)		
Dividends paid on common stock ($0.24 per share) (Note 13)				(18,449)				
Tax benefit associated with exercise of stock options			7,891					
Shares issued in connection with the Employee Stock Purchase Plan (Note 14)	532	5	10,529					
Net change in fair value of interest rate swap agreements (Note 10)					867			867
Net change in fair value of National Welders' interest rate swap agreement (Note 10)					885			885
Net tax expense of comprehensive income items					(622)			(622)
Balance – March 31, 2006	78,569	$ 786	$289,598	$665,158	$ 4,751	$ (13,134)	$ —	$125,693
Cumulative adjustment to retained earnings for adoption of SAB 108, net of tax (Note 2)				(5,161)				
Net earnings				154,416				154,416
Foreign currency translation adjustment					2			2
Shares issued in connection with stock options exercised (Note 14)	960	10	15,097					
Dividends paid on common stock ($0.28 per share) (Note 13)				(21,980)				
Tax benefit associated with exercise of stock options			9,013					
Shares issued in connection with the Employee Stock Purchase Plan (Note 14)	431	3	11,948					
Expense related to stock-based compensation			15,445					
Net change in fair value of interest rate swap agreements (Note 10)					(1,222)			(1,222)
Net change in fair value of National Welders' interest rate swap agreement (Note 10)					372			372
Net tax benefit of comprehensive income items					280			280
Balance – March 31, 2007	79,960	$ 799	$341,101	$792,433	$ 4,183	$ (13,134)	$ —	$153,848

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Airgas, Inc. and Subsidiaries

(In thousands) **Years Ended March 31,**	**2007**	**2006**	**2005**
Cash Flows From Operating Activities			
Net earnings	$ 154,416	$ 123,551	$ 92,022
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	138,818	122,396	105,614
Amortization	8,525	5,146	5,464
Deferred income taxes	51,911	47,148	31,639
Loss (gain) on divestiture	—	1,900	(360)
Loss (gain) on sales of plant and equipment	39	(1,330)	(321)
Minority interest in earnings	2,845	2,656	1,808
Stock-based compensation expense	15,445	—	—
Loss on debt extinguishment	12,099	—	—
Cumulative effect of a change in accounting principle	—	2,540	—
Changes in assets and liabilities, excluding effects of business acquisitions and divestitures:			
Securitization of trade receivables	20,200	54,300	27,300
Trade receivables, net	(37,687)	(17,021)	(39,583)
Inventories, net	(1,491)	(14,087)	(32,356)
Prepaid expenses and other current assets	(23,326)	12,603	(8,149)
Accounts payable, trade	(23,351)	1,533	27,984
Accrued expenses and other current liabilities	266	9,323	(574)
Other non-current assets	1,809	3,340	4,107
Other non-current liabilities	(2,363)	(2,363)	(2,185)
Net cash provided by operating activities	318,155	351,635	212,410
Cash Flows From Investing Activities			
Capital expenditures	(243,583)	(214,193)	(167,977)
Proceeds from sales of plant and equipment	8,685	8,202	5,361
Proceeds from divestitures	—	14,562	828
Business acquisitions and holdback settlements	(687,892)	(153,428)	(191,820)
Other, net	(474)	170	171
Net cash used in investing activities	(923,264)	(344,687)	(353,437)
Cash Flows From Financing Activities			
Proceeds from borrowings	1,591,464	568,379	621,450
Repayment of debt	(1,008,186)	(606,532)	(494,684)
Purchase of treasury stock	—	(12,771)	—
Financing costs	(5,103)	—	(2,531)
Premium paid on call of senior subordinated notes	(10,267)	—	—
Termination of interest rate hedge	—	—	3,948
Minority interest in earnings	(2,845)	(2,656)	(1,808)
Minority stockholder note prepayment	—	21,000	—
Proceeds from the exercise of stock options	15,107	19,707	20,374
Stock issued for employee stock purchase plan	11,951	10,534	9,907
Tax benefit realized from the exercise of stock options	9,013	—	—
Dividends paid to stockholders	(21,980)	(18,449)	(13,643)
Cash overdraft	16,901	16,185	5,592
Net cash provided by (used in) financing activities	596,055	(4,603)	148,605
Change in Cash	$ (9,054)	$ 2,345	$ 7,578
Cash – Beginning of year	34,985	32,640	25,062
Cash – End of year	$ 25,931	$ 34,985	$ 32,640

For supplemental cash flow disclosures see Note 22.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Airgas, Inc. and Subsidiaries

Note 1
Summary of Significant Accounting Policies

(a) Description of the Business

Airgas, Inc. and subsidiaries ("Airgas" or the "Company") became a publicly traded company on The New York Stock Exchange in 1986. Since its inception, the Company has made over 350 acquisitions to become the largest U.S. distributor of industrial, medical, and specialty gases, and hardgoods, such as welding equipment and supplies. Airgas is also the third-largest U.S. distributor of safety products, the largest U.S. producer of nitrous oxide and dry ice, the largest liquid carbon dioxide producer in the Southeast, and a leading distributor of process chemicals, refrigerants, and ammonia products. More than 11,500 employees work in over 900 locations including branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Airgas markets its products and services to its diversified customer base through multiple sales channels including branch-based sales representatives, retail stores, strategic customer account programs, telesales, catalogs, eBusiness and independent distributors.

(b) Basis of Presentation

The consolidated financial statements include the accounts of Airgas, Inc. and subsidiaries, as well as the Company's consolidated affiliate, National Welders Supply Company, Inc. ("National Welders") (see Note 15). Intercompany accounts and transactions, including those between the Company and National Welders, are eliminated in consolidation.

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities to prepare these statements in conformity with U.S. generally accepted accounting principles. Estimates are used for, but not limited to, determining the net carrying value of trade receivables, vendor rebates, inventories, plant and equipment, goodwill, other intangible assets, asset retirement obligations, business and health insurance reserves, loss contingencies and deferred tax assets. Actual results could differ from those estimates.

(c) Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to the current presentation.

(d) Cash and Cash Overdraft

On a daily basis, all available funds are swept from depository accounts into a concentration account and used to repay debt under the Company's revolving credit facilities. Cash principally represents the balance of customer checks that have not yet cleared through the banking system and become available to be swept into the concentration account, and deposits made subsequent to the daily cash sweep. The Company does not fund its disbursement accounts for checks it has written until the checks are presented to the bank for payment. Cash overdrafts represent the balance of outstanding checks and are classified with other current liabilities. There are no compensating balance requirements or other restrictions on the transfer of cash associated with the Company's depository accounts.

(e) Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts, which includes sales returns, sales allowances, and bad debts. The allowance adjusts the carrying value of trade receivables to fair value based on estimates of accounts that will not ultimately be collected. An allowance for doubtful accounts is generally established as trade receivables age beyond their due date. As past due balances age, higher valuation allowances are established lowering the net carrying value of receivables. The amount of valuation allowance established for each past due period reflects the Company's historical collections experience and current economic conditions and trends. The Company also establishes valuation allowances for specific problem accounts and bankruptcies. The amounts ultimately collected on past due trade receivables are subject to numerous factors including general economic conditions, the condition of the receivable portfolio assumed in acquisitions, the financial condition of individual customers, and the terms of reorganization for accounts exiting bankruptcy. Changes in these conditions impact the Company's collection experience and may result in the recognition of higher or lower valuation allowances.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for approximately 85% of the inventories at March 31, 2007 and 2006. Cost for the remainder of inventories is determined using the last-in, first-out (LIFO) method.

(g) Plant and Equipment

Plant and equipment are initially stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets. The carrying values of long-lived assets, including plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. When the book value of an asset exceeds associated expected future cash flows, it is considered to be impaired and is written down to fair value, which is determined based on either future cash flows or appraised values.

(h) Goodwill, Other Intangible Assets and Deferred Financing Costs

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to the assets acquired and liabilities assumed. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. The Company has elected to perform its annual tests for indications of goodwill impairment as of October 31 of each year. As of October 31, 2006 and 2005, the Company's annual assessment of each of its reporting units indicated that goodwill was not impaired.

Other intangible assets primarily include non-competition agreements and customer lists resulting from business acquisitions. Both non-competition agreements and customer lists are valued using third-party appraisals and are amortized using the straight-line method over their estimated useful lives, which range from 2 to 11 years. The Company assesses the recoverability of other intangible assets by determining whether the amortization of the asset balance can be recovered through projected undiscounted future cash flows of the related business over its remaining life.

Financing costs related to the issuance of long-term debt are deferred and recognized in other long-term assets. Deferred financing costs are amortized as interest expense over the term of the related debt instrument.

(i) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period when the asset is placed in service. The fair value of the liability is estimated using discounted cash flows. In subsequent periods, the retirement obligation is accreted to its future value or the estimate of the obligation at the asset retirement date. When the asset is placed in service a corresponding retirement asset equal to the fair value of the retirement obligation is also recorded as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. Also see Note 2.

(j) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of the claim, assessment or damages can be reasonably estimated.

The Company maintains business insurance programs with self-insured retention, which covers workers' compensation, business automobile and general liability claims. The Company accrues estimated losses using actuarial models and assumptions based on historical loss experience. The actuarial calculations used to estimate business insurance reserves are based on numerous assumptions, some of which are subjective. The Company will adjust its business insurance reserves, if necessary, in the event future loss experience differs from historical loss patterns.

The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company maintains a reserve for incurred but not reported medical claims and claim development. The reserve is an estimate based on historical experience and other assumptions, some of which are subjective. The Company will adjust its self-insured medical benefits reserve as the Company's loss experience changes due to medical inflation, changes in the number of plan participants and an aging employee base.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(l) Foreign Currency Translation

The functional currency of the Company's foreign operations is the applicable local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average exchange rates during each reporting period. The gains or losses resulting from such translations are included in stockholders' equity as a component of "Accumulated other comprehensive income (loss)." Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of earnings as incurred.

(m) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk are limited due to the Company's large number of customers and their dispersion across many industries throughout North America. Credit terms granted to customers are generally net 30 days.

(n) Financial Instruments

In managing interest rate risk exposure, the Company enters into interest rate swap agreements. An interest rate swap is a contractual exchange of interest payments between two parties. A standard interest rate swap involves the payment of a fixed rate times a notional amount by one party in exchange for a floating rate times the same notional amount from another party. As interest rates change, the difference to be paid or received is accrued and recognized as interest expense or income over the life of the agreement. These instruments are not entered into for trading purposes. Counterparties to the Company's interest rate swap agreements are major financial institutions. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, as amended by SFAS No. 137 and 138, the Company recognizes interest rate swap agreements on the balance sheet at fair value. The interest rate swap agreements are marked to market with changes in fair value recognized in either other comprehensive income (loss) or in the carrying value of the hedged portions of fixed rate debt, as applicable.

The carrying amounts for trade receivables and accounts payable approximate fair value based on the short-term maturity of these financial instruments.

(o) Employee Benefits Trust
The Company maintained an Employee Benefits Trust to fund obligations of the Company's employee benefit and compensation plans. Shares were purchased by the Employee Benefits Trust from the Company at fair market value and were reflected as a reduction of stockholders' equity. Shares were transferred from the Employee Benefits Trust to fund compensation and employee benefit obligations based on the original cost of the shares to the trust. The satisfaction of compensation and employee benefit plan obligations was based on the fair value of shares transferred. Differences between the original cost of the shares to the Employee Benefits Trust and the fair market value of shares transferred were charged or credited to capital in excess of par value. During fiscal 2005, the remaining shares held in the Employee Benefits Trust were used for employee stock option exercises and the Trust was terminated.

(p) Revenue Recognition
Revenue from sales of gases and hardgoods products is recognized when products are delivered to customers. Rental fees on cylinders, cryogenic liquid containers, bulk gas storage tanks and other equipment are recognized when earned. For cylinder lease agreements in which rental fees are collected in advance, revenues are deferred and recognized over the terms of the lease agreements.

(q) Cost of Products Sold
Cost of products sold for the Distribution segment principally consists of direct material costs and freight-in for bulk gas purchases and hardgoods (welding supplies and equipment, safety products and supplies). Maintenance costs associated with cylinders, cryogenic liquid containers and bulk tanks are also reflected in cost of products sold.

Cost of products sold for All Other Operations, which produce much of the gas sold, consists of direct material costs, direct labor, manufacturing overhead, freight-in and internal transfer costs associated with the production of gas products.

(r) Selling, Distribution and Administrative Expenses
Selling, distribution and administrative expenses consist of labor and overhead associated with the purchasing, marketing and distribution of the Company's products, as well as costs associated with a variety of administrative functions such as legal, treasury, accounting and tax, and facility-related expenses.

(s) Depreciation
The Company determines depreciation expense using the straight-line method based on the estimated useful lives of the assets. The Company uses accelerated depreciation methods for tax purposes where appropriate. Depreciation expense is recognized on all of the Company's property, plant and equipment in the Consolidated Statement of Earnings line item "Depreciation."

(t) Shipping and Handling Fees and Distribution Costs
The Company recognizes delivery and freight charges to customers as elements of net sales. Costs of third-party freight are recognized as cost of products sold. The majority of the costs associated with the distribution of the Company's products, which include direct labor and overhead associated with filling, warehousing and delivery by Company vehicles, is reflected in selling, distribution and administrative expenses and were $444 million, $395 million and $338 million for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. The Company conducts multiple operations out of the same facilities and does not allocate facility-related expenses to each operational function. Accordingly, there is no facility-related expense in the distribution costs disclosed above. Depreciation expense associated with the Company's delivery fleet of $11 million, $9.4 million and $6.6 million was recognized in depreciation for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

Note 2
Accounting and Disclosure Changes

SFAS 123 (Revised 2004)
Effective April 1, 2006, the Company adopted SFAS No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R"), which superseded Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, ("APB 25"). SFAS 123R requires that grants of employee stock options, including options to purchase shares under employee stock purchase plans, be recognized as compensation expense based on their fair values. The Company adopted SFAS 123R using the "modified prospective" method in which compensation cost is recognized from the date of adoption forward for both new awards and the portion of any previously granted awards that vest after the date of adoption.

Prior periods are not restated under the modified prospective method of adoption. Prior to April 1, 2006, the Company accounted for its stock-based compensation using the intrinsic value method outlined in APB 25, which provides that compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. See Note 14 for additional disclosures associated with the adoption of SFAS 123R.

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* This FSP provides an elective alternative simplified ("shortcut") method for calculating the pool of excess tax benefits (the "APIC pool") available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R and reported in the Consolidated Statements of Cash Flows. The shortcut method includes simplified procedures to establish the beginning balance of the APIC pool and to determine the subsequent effect on the APIC pool and the Statement of Cash Flows of the tax effects of employee stock-based compensation awards that were outstanding upon adoption of SFAS 123R. The Company has elected to adopt the shortcut method established by the FSP.

SFAS 151

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs*, as an amendment to the guidance provided on *Inventory Pricing* in FASB Accounting Research Bulletin 43 ("SFAS 151"). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that if the costs associated with the actual level of spoilage or production defects are greater than the normal range of spoilage or defects, the excess costs should be charged to current period expense. The Company adopted SFAS 151 effective April 1, 2006, as required. Since the Company performs limited manufacturing, the adoption of SFAS 151 did not have a material impact on its results of operations, financial position or liquidity.

SFAS 153

In December 2004, the FASB issued SFAS 153, *Exchanges of Nonmonetary Assets*, as an amendment to Accounting Principles Board Opinion No. 29, *Accounting for Nonmonetary Transactions* ("SFAS 153"). SFAS 153 requires nonmonetary exchanges to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. The Company adopted SFAS 153 effective April 1, 2006, as required. The adoption of SFAS 153 did not have a material impact on its results of operations, financial position or liquidity.

SFAS 154

On September 1, 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections* ("SFAS 154"), which requires retrospective application to prior periods' financial statements of voluntary changes in accounting principle, unless it is impractical to do so. The Company adopted SFAS 154 effective April 1, 2006, as required.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, ("SAB 108")*. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Prior to SAB 108, either a balance sheet approach ("iron curtain") or an income statement approach ("rollover") was utilized to quantify the materiality of misstatements. Although either approach could result in a different conclusion about materiality, both approaches were acceptable. Under SAB 108, both the balance sheet and the income statement approach must be considered when evaluating the materiality of misstatements.

The Company adopted SAB 108 as of March 31, 2007, as required. Prior to adoption, the Company used the income statement approach in which only the effect of misstatements on the current year's consolidated statement of earnings was considered. Thus, the effect of correcting the balance sheet for misstatements that originated in prior years was not considered. Upon adoption of SAB 108, the Company applied both the balance sheet and income statement approaches to assess the effect of misstatements, regardless of when they originated. As a result of this dual approach, the Company corrected two cumulative misstatements, which included accounting for real estate lease expense and deferred cylinder rental income associated with cylinder leases with a term of one year or less.

The adjustment for real estate lease expense was recorded to change a non-GAAP accounting policy for rent expense that historically was recognized as paid. Under SFAS 13, *Accounting for Leases*, when a lease contains fixed rent escalation terms, rent expense should be recorded using a straight-line method over the term of the lease. This effectively spreads contractual rental escalations stated in the lease agreements evenly over the lease term.

The adjustment for deferred cylinder rental income was recorded to change a non-GAAP accounting policy and establish a liability for deferred cylinder rental revenue associated with rental agreements with customers for periods of one year or less. Historically, the Company recognized revenue from these agreements when rent was billed rather than over the term of the agreement.

In accordance with SAB 108, the cumulative effect adjustment of these accounting changes was recorded to beginning retained earnings as of April 1, 2006. The accounting changes are not expected to have a material affect on future earnings. The table below summarizes the effect on the Company's April 1, 2006 balance sheet:

(In thousands)	Deferred Cylinder Rent Dr (Cr)	Straight-Line Real Estate Leases Dr (Cr)	Beginning Retained Earnings Balance Dr (Cr)
Beginning Retained Earnings as of April 1, 2006			$ (665,158)
Deferred Tax Asset	$ 5,581	$ —	(5,581)
Goodwill	5,351	—	(5,351)
Accrued Real Estate Leases	—	(3,269)	3,269
Deferred Cylinder Rental Income	(14,091)	—	14,091
Long-Term Portion Deferred Tax Liability	—	1,267	(1,267)
Cumulative Adjustment to Beginning Retained Earnings			5,161
Adjusted Beginning Retained Earnings as of April 1, 2006			$ (659,997)

FASB Financial Interpretation No. 47

Effective March 31, 2006, the Company adopted FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143*, ("FIN 47"). FIN 47 clarifies that the term *conditional asset retirement obligation* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists around the timing or method of settlement. FIN 47 also provides guidance on estimating an asset retirement obligation's fair value, as required under SFAS 143, and clarifies when an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In accordance with the adoption of FIN 47 at March 31, 2006, the Company recognized a $6 million non-current liability for asset retirement obligations and $1.9 million in capitalizable costs net of accumulated depreciation. A charge of $2.5 million, net of a deferred tax benefit of $1.6 million, was also recorded as the cumulative effect of a change in accounting principle. The Company's asset retirement obligations are primarily associated with requirements to remove bulk gas storage tanks from customer locations upon the termination of gas supply contracts and from leased facilities upon the termination of lease agreements. The ongoing expense on an annual basis resulting from the adoption of FIN 47 is not material.

Note 3
Acquisitions and Divestitures

(a) Acquisitions

Acquisitions have been recorded using the purchase method of accounting and, accordingly, results of their operations have been included in the Company's consolidated financial statements since the effective date of each respective acquisition.

Fiscal 2007

During fiscal 2007, the Company purchased 13 businesses. The largest of the acquisitions was the U.S. bulk gas business of Linde, purchased March 9, 2007. The acquisition included eight air separation units and related bulk gas business with about 300 employees and approximate annual revenues of $169 million, net of sales to the Company. With the acquisition, the Company formed a new business unit, Airgas Merchant Gases, to manage production, distribution and administrative functions for the air separation plants. In connection with the transaction, most of the acquired bulk gas customers and related service equipment were transferred to existing Distribution business units. Airgas Merchant Gases will operate principally as an internal supplier to the business units in the Distribution business segment. The operations of Airgas Merchant Gases have been included in the All Other Operations business segment. Also included in the All Other Operations business segment are the specialty gas business acquired from the Union Industrial Gas Group and the refrigerant products and services business acquired from CFC Refimax, LLC, with combined annual revenues of approximately $27 million. The acquisitions were integrated into the operations of Airgas Specialty Gases and Airgas Specialty Products, respectively. The remaining current year acquisitions, with annual revenues of approximately $140 million, were assumed by regional operating companies in the Distribution business segment. The Company acquired the businesses to expand its geographic coverage and strengthen its national network of branch-store locations.

Purchase Price Allocation

The aggregate cash paid for the fiscal 2007 acquisitions and the settlement of holdback liabilities associated with certain prior year acquisitions was $688 million. The Company negotiated the respective purchase prices of the businesses based on the expected cash flows to be derived from their operations after integration into the Company. The purchase price of each acquired business was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the dates of each respective acquisition. The purchase price allocations were based on preliminary estimates of fair value and are subject to revision as the Company finalizes appraisals and other analyses. In addition, the purchase agreement provides that for federal income tax purposes Linde and the Company agree on the purchase price allocation within 180 days from the acquisition closing date. Therefore, the final purchase price allocation may differ from the amounts included in the accompanying consolidated financial statements. Goodwill associated with the fiscal 2007 acquisitions is deductible for income taxes. The table below summarizes the allocation of purchase price of all fiscal 2007 acquisitions as well as adjustments related to prior year acquisitions. Transaction costs of approximately $5 million associated with the Linde bulk gas acquisition are reflected in current liabilities below.

	Linde Bulk Gas Acquisition		Remaining Acquisitions		
(In thousands)	Distribution Segment	All Other Operations Segment	Distribution Segment	All Other Operations Segment	Total
Current assets, net	$ 18,220	$ 8,704	$ 26,694	$ 9,745	$ 63,363
Property and equipment	79,471	222,917	66,572	1,653	370,613
Goodwill	86,705	80,215	70,194	23,480	260,594
Other intangible assets	12,715	3,985	20,400	7,442	44,542
Current liabilities	(70)	(16,184)	(23,303)	264	(39,293)
Long-term liabilities	(1,491)	(377)	(5,682)	(4,377)	(11,927)
Total cash consideration	$ 195,550	$ 299,260	$ 154,875	$ 38,207	$ 687,892

Notes to Consolidated Financial Statements continued

Airgas, Inc. and Subsidiaries

Pro Forma Operating Results

The following presents unaudited pro forma operating results as if the fiscal 2007 and 2006 acquisitions had occurred on April 1, 2005. The pro forma results were prepared from financial information obtained during the due diligence process associated with the acquisitions. Pro forma adjustments to the historic financial information of businesses acquired were limited to those related to the Company's stepped-up basis in acquired assets and adjustments to reflect the Company's borrowing and tax rates. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of April 1, 2005 or of results that may occur in the future.

(In thousands, except per share amounts)	Unaudited Years Ended March 31, 2007	2006
Net sales	$ 3,449,150	$ 3,188,787
Net earnings	162,029	128,302
Diluted earnings per share	$ 2.01	$ 1.63

Fiscal 2006

During fiscal 2006, the Company purchased 13 businesses (including three businesses acquired by National Welders) associated with the distribution of packaged gases and related hardgoods products, dry ice, and anhydrous ammonia. The largest of the acquisitions included that of the Industrial Products Division of LaRoche Industries ("LaRoche"), a leading distributor of anhydrous ammonia and related services in the U.S. The anhydrous ammonia business acquired from LaRoche in June 2005 generated aggregate annual revenues of approximately $65 million. The LaRoche operations were incorporated into a new business unit, "Airgas Specialty Products," that was added to the All Other Operations business segment. The Company believes the bulk ammonia customers served by LaRoche represent a cross-selling opportunity for the Company's complimentary product lines. In addition to the LaRoche business, three businesses were acquired with aggregate annual revenues of approximately $17 million and were included in the All Other Operations segment. The remaining nine acquired businesses had aggregate annual revenues of $59 million and were included in the Distribution segment. The Company acquired the businesses to expand its geographic coverage and strengthen its national network of branch store locations.

Purchase Price Allocation

The aggregate cash paid for the fiscal 2006 acquisitions was $128 million. The Company negotiated the respective purchase prices of the businesses based on the expected cash flows to be derived from their operations after integration into the Company's existing distribution network. The purchase price of each acquired business was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the dates of each respective acquisition. Approximately $45 million of the purchase price assigned to goodwill will be deductible for income taxes. The table below summarizes the allocation of purchase price of all acquisitions categorized by segment.

(In thousands)	Distribution Segment	All Other Operations Segment	Total
Current assets, net	$ 13,146	$ 17,045	$ 30,191
Property and equipment	23,668	23,757	47,425
Goodwill	21,409	32,723	54,132
Other intangible assets	7,328	7,519	14,847
Current liabilities	(4,817)	(6,926)	(11,743)
Long-term liabilities	(6,286)	(266)	(6,552)
Total cash consideration	$ 54,448	$ 73,852	$ 128,300

In addition, during fiscal 2006, the Company paid approximately $25 million in acquisition-related holdback contingent payments. The contingent payments included $20 million paid to The BOC Group, Inc. ("BOC") associated with the July 2004 purchase of BOC's U.S. packaged gas business. The contingent consideration paid to BOC was determined based on the Company achieving certain financial targets that were set forth in the asset purchase agreement as well as other factors associated with the transaction.

Pro Forma Operating Results

The following presents unaudited pro forma operating results as if the fiscal 2006 and 2005 acquisitions had occurred on April 1, 2004. The pro forma results were prepared from financial information obtained during the due diligence process associated with the acquisitions. Pro forma adjustments to the historic financial information of businesses acquired were limited to those related to the Company's stepped-up basis in acquired assets and adjustments to reflect the Company's borrowing and tax rates. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of April 1, 2004 or of results that may occur in the future.

(In thousands, except per share amounts)	Unaudited Years Ended March 31, 2006	2005
Net sales	$ 2,884,110	$ 2,645,122
Net earnings	123,444	94,440
Diluted earnings per share	$ 1.57	$ 1.23

Fiscal 2005

During fiscal 2005, the Company purchased sixteen businesses (including two businesses acquired by National Welders) associated with the distribution of packaged gases and related hardgoods products and dry ice. The largest of the acquisitions was that of BOC's U.S. packaged gas business in July 2004. The aggregate purchase price of the fiscal 2005 acquisitions was $227 million, including assumed liabilities. Thirteen of the businesses had aggregate annual revenues of approximately $257 million and were included in the Distribution segment. Three acquired businesses generated aggregate annual revenues of approximately $3 million and were included in the All Other Operations segment. The Company acquired the businesses to expand its geographic coverage and strengthen its national network of branch store locations. Goodwill associated with the fiscal 2005 acquisitions was deductible for income taxes. The table below summarizes the allocation of the BOC purchase price as well as the combined consideration of the fifteen other acquisitions, settlements and adjustments related to prior year acquisitions.

(In thousands)	BOC	Other Acquisitions and Holdback Settlements	Total
Current assets, net	$ 47,394	$ 1,437	$ 48,831
Property and equipment	159,080	12,627	171,707
Goodwill	—	6,494	6,494
Other intangible assets	1,105	1,119	2,224
Current liabilities	(7,154)	(616)	(7,770)
Contingent consideration	(25,000)	—	(25,000)
Long-term liabilities	(1,225)	(3,441)	(4,666)
Total cash consideration	$ 174,200	$ 17,620	$ 191,820

(b) Divestitures

Fiscal 2006

On December 1, 2005, the Company sold its Rutland Tool & Supply Co. ("Rutland Tool") subsidiary. Rutland Tool distributed metalworking tools, machine tools and MRO supplies from seven locations and had approximately 180 employees. Proceeds of the sale were approximately $15 million. As a result of the divestiture, the Company reflected the operating results of Rutland Tool as "discontinued operations" and recognized a loss of approximately $3.1 million, $1.9 million after-tax, or $0.02 per diluted share, on the sale. The loss principally relates to the write-off of leasehold improvements and lease termination costs for long-term lease commitments that are not being assumed by the purchaser. No portion of consolidated interest expense was allocated to the discontinued operations. The operating results of Rutland Tool were previously reflected in the Distribution business segment.

The net sales and earnings (loss) before income taxes of Rutland Tool (including the loss on sale) for the years ended March 31, 2006 and 2005, which were segregated and reported as discontinued operations, are outlined below:

(In thousands)	Years Ended March 31, 2006	2005
Net sales	$ 32,738	$ 43,627
Earnings (loss) before income taxes	(2,391)	786

Fiscal 2005

In May 2004, the Company divested a janitorial products distribution business for cash proceeds of $828 thousand and recognized a gain of $360 thousand. Proceeds from the divestiture were used to reduce borrowings under the Company's revolving credit facilities. The business was included in the Distribution segment and generated annual sales of approximately $5 million.

(c) Pending Acquisition

On March 29, 2007, the Company announced a definitive agreement to acquire, for $310 million in cash, a significant part of the U.S. packaged gas business of Linde AG. The operations to be acquired include branches, warehouses, packaged gas fill plants, and other operations involved in distributing packaged industrial and specialty gases and related equipment. The business includes 130 locations in 18 states, with more than 1,400 employees, which generated $346 million in revenues in the year ended December 31, 2006. This acquisition will be financed under the Company's Credit Facility and is expected to close, subject to regulatory review and customary closing conditions, before the end of the fiscal year end.

Note 4

Earnings Per Share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares of the Company's common stock outstanding during the period. Outstanding shares consist of issued shares less treasury stock. Diluted earnings per share is calculated by dividing net earnings by the weighted average common shares outstanding adjusted for the dilutive effect of common stock equivalents related to stock options and warrants. The calculation of diluted earnings per share in fiscal 2007 and 2006 also assumes the conversion of National Welders' preferred stock to Airgas common stock.

Notes to Consolidated Financial Statements continued

Airgas, Inc. and Subsidiaries

The table below presents the computation of basic and diluted earnings per share for the years ended March 31, 2007, 2006 and 2005:

(In thousands, except per share amounts)

Years Ended March 31,	2007	2006	2005
Basic Earnings per Share Computation			
Numerator:			
Income from continuing operations	$ 154,416	$ 127,515	$ 91,558
Income (loss) from discontinued operations	—	(1,424)	464
Cumulative effect of a change in accounting principle	—	(2,540)	—
Net earnings	$ 154,416	$ 123,551	$ 92,022
Denominator:			
Basic shares outstanding	78,025	76,624	74,911
Basic earnings per share from continuing operations	$ 1.98	$ 1.66	$ 1.22
Basic earnings (loss) per share from discontinued operations	—	(0.02)	0.01
Cumulative effect of a change in accounting principle	—	(0.03)	—
Basic net earnings per share	$ 1.98	$ 1.61	$ 1.23

Years Ended March 31,	2007	2006	2005 (4)
Diluted Earnings per Share Computation			
Numerator:			
Income from continuing operations	$ 154,416	$ 127,515	$ 91,558
Plus: Preferred stock dividends (1)(2)	2,845	2,845	—
Plus: Income taxes on earnings of National Welders (3)	1,166	730	—
Income from continuing operations assuming preferred stock conversion	158,427	131,090	91,558
Income (loss) from discontinued operations	—	(1,424)	464
Cumulative effect of a change in accounting principle	—	(2,540)	—
Net earnings assuming preferred stock conversion	$ 158,427	$ 127,126	$ 92,022
Denominator:			
Basic shares outstanding	78,025	76,624	74,911
Incremental shares from assumed conversions:			
Stock options and warrants	2,214	2,201	2,046
Preferred stock of National Welders (1)	2,327	2,327	—
Diluted shares outstanding	82,566	81,152	76,957
Diluted earnings per share from continuing operations	$ 1.92	$ 1.62	$ 1.19
Diluted earnings (loss) per share from discontinued operations	—	(0.02)	0.01
Diluted loss from the cumulative effect of a change in accounting principle	—	(0.03)	—
Diluted net earnings per share	$ 1.92	$ 1.57	$ 1.20

(1) Pursuant to a joint venture agreement between the Company and the holders of the preferred stock of National Welders, until June 30, 2009, the preferred stockholders have the option to exchange their 3.2 million shares of National Welders voting redeemable preferred stock with a 5% annual dividend either for cash at a price of $17.78 per share or to tender them to the joint venture in exchange for approximately 2.3 million shares of Airgas common stock (see Note 15). If Airgas common stock has a market value of $24.45 per share, the stock and cash redemption options are equivalent.

(2) If the preferred stockholders of National Welders convert their preferred stock to Airgas common stock, the 5% preferred stock dividend, recognized as "Minority interest in earnings of consolidated affiliate," would no longer be paid to the preferred stockholders, resulting in additional net earnings for Airgas.

(3) The earnings of National Welders for tax purposes are treated as a deemed dividend to Airgas, net of an 80% dividend exclusion. Upon the assumed conversion of National Welders preferred stock to Airgas common stock, National Welders would become a wholly owned subsidiary of Airgas. As a wholly owned subsidiary, the net earnings of National Welders would not be subject to additional tax at the Airgas level.

(4) In Fiscal 2005, the assumed conversion of National Welders preferred stock to Airgas common stock is not presented because it was anti-dilutive.

Outstanding stock options that are anti-dilutive are excluded from the Company's diluted computation. There were approximately 780 thousand, 3 thousand and 2 thousand outstanding stock options that were not dilutive at March 31, 2007, 2006, and 2005, respectively.

Note 5
Inventories, Net

Inventories, net consist of:

(In thousands) March 31,	2007	2006
Hardgoods	$ 218,348	$ 202,894
Gases	31,960	26,629
	$ 250,308	$ 229,523

Net inventories determined by the LIFO inventory method totaled $37 million at both March 31, 2007 and 2006, respectively. If the FIFO inventory method had been used for these inventories, they would have been $7.5 million and $6 million higher at March 31, 2007 and 2006, respectively. Substantially all of the inventories are finished goods.

Note 6
Plant and Equipment

The major classes of plant and equipment, at cost, are as follows:

(In thousands) March 31,	Depreciable Lives (Yrs)	2007	2006
Land and land improvements	—	$ 89,521	$ 75,528
Buildings and leasehold improvements	25	265,146	219,229
Cylinders	30	972,487	890,789
Machinery and equipment, including bulk tanks	7 to 30	1,101,674	719,086
Computers and furniture and fixtures	3 to 10	130,755	133,821
Transportation equipment	3 to 15	178,152	142,466
Construction in progress	—	18,012	10,754
		$ 2,755,747	$ 2,191,673

Note 7
Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for fiscal 2007 and 2006 were as follows:

(In thousands)	Distribution Segment	All Other Operations Segment	Total
Balance at March 31, 2005	$ 380,468	$ 130,728	$ 511,196
Acquisitions	21,409	32,723	54,132
Other adjustments	705	41	746
Balance at March 31, 2006	$ 402,582	$ 163,492	$ 566,074
Acquisitions	156,899	103,695	260,594
Other adjustments	(157)	300	143
SAB 108 adjustments	5,351	—	5,351
Balance at March 31, 2007	$ 564,675	$ 267,487	$ 832,162

Other intangible assets amounted to $62.9 million (net of accumulated amortization of $51.9 million) and $26.2 million (net of accumulated amortization of $43.8 million) at March 31, 2007 and 2006, respectively. These intangible assets primarily consist of acquired customer lists amortized over 7 to 11 years and non-compete agreements entered into in connection with business combinations amortized over the term of the agreements. There are no expected residual values related to these intangible assets. Intangible assets also include a trade name with an indefinite useful life valued at $1 million acquired in the BOC acquisition. Estimated future amortization expense by fiscal year is as follows: 2008 – $10.1 million; 2009 – $8.9 million; 2010 – $8.3 million; 2011 – $8 million; 2012 – $7 million and $19.6 million thereafter.

Note 8
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities include:

(In thousands) March 31,	2007	2006
Accrued payroll and employee benefits	$ 71,685	$ 57,555
Business insurance reserves	26,390	20,930
Health insurance reserves	8,446	9,734
Accrued interest expense	4,721	14,910
Taxes other than income taxes	14,771	13,590
Cash overdraft	57,056	40,155
Other accrued expenses and current liabilities	58,206	43,127
	$ 241,275	$ 200,001

The decrease in accrued interest reflects the refinancing of the 9.125% senior subordinated notes in October 2006 with the Company's Credit Facility. Interest on the senior subordinated notes was due semi annually on October 1 and April 1. Interest on the Credit Facility is payable monthly.

Note 9
Indebtedness

Long-term debt consists of:

(In thousands) March 31,	2007	2006
Revolving credit borrowings	$ 489,398	$ 112,009
Term loan	577,500	81,250
Money market loans	30,000	25,000
Medium-term notes	—	100,751
Senior subordinated notes	150,000	376,532
Acquisition and other notes	17,440	3,025
National Welders debt	85,677	69,060
Total long-term debt	1,350,015	767,627
Less current portion of long-term debt	(40,296)	(131,901)
Long-term debt, excluding current portion	$1,309,719	$ 635,726

Debt Refinancing

Effective July 25, 2006, the Company amended and restated its senior credit facility with a syndicate of lenders. Subject to compliance with certain covenants, the $1.6 billion senior unsecured credit facility (the "Credit Facility") permits the Company to borrow up to $966 million under a U.S. dollar revolving credit line, up to C$40 million (U.S. $34 million) under a Canadian dollar revolving credit line and up to $600 million under two or more term loans. The Company used borrowings under the term loan provision of the Credit Facility to finance the $100 million maturity of its 7.75% medium-term notes on September 15, 2006. The remaining $500 million of term loan was used to finance the Linde bulk gas acquisition that closed on March 9, 2007. The Credit Facility will mature on July 25, 2011.

As of March 31, 2007, the Company had approximately $1,067 million of borrowings under the Credit Facility: $471 million under the U.S. dollar revolver, C$22 million (U.S. $18 million) under the Canadian dollar revolver and a $578 million under the term loans. The term loans are repayable in quarterly installments of $22.5 million between March 31, 2007 and June 30, 2010. The quarterly installments then increase to $71.2 million from September 30, 2010 to June 30, 2011. The Company also had letters of credit of $34 million outstanding under the credit facility. The U.S. dollar borrowings and the term loans bear interest at LIBOR plus 75 basis points and the Canadian dollar borrowings bear interest at the Canadian Bankers' Acceptance Rate plus 75 basis points. As of March 31, 2007, the effective interest rates on the U.S. dollar borrowings, the term loans and the Canadian dollar borrowings were 6.09%, 6.10% and 5.20%, respectively.

At March 31, 2007, approximately $461 million remained unused under the U.S. dollar revolving credit line and approximately C$18 million (U.S. $16 million) remained unused under the Canadian dollar revolving credit line. As of March 31, 2007, the financial covenants of the Credit Facility permitted the Company increase its total borrowings under the Credit Facility or through other debt instruments by approximately $538 million. The Credit Facility contains customary events of default, including nonpayment and breach of covenants. In the event of default, repayment of borrowings under the Credit Facility may be accelerated.

The Company's domestic subsidiaries, exclusive of a bankruptcy remote special purpose entity (the "domestic subsidiaries"), guarantee the U.S. and Canadian borrowings. The Canadian borrowings are also guaranteed by the Company's foreign subsidiaries. The guarantees are full and unconditional and are made on a joint and several basis. The Company has pledged 100% of the stock of its domestic subsidiaries and 65% of the stock of its foreign subsidiaries as surety for its obligations under the Credit Facility. The Credit Facility provides for the release of the guarantees and collateral if the Company attains an investment grade credit rating and a similar release on all other debt.

Money Market Loan

The Company has an agreement with a financial institution that provides access to short-term advances not to exceed $30 million for a maximum term of three months. The agreement expires on November 30, 2007, but may be extended subject to renewal provisions contained in the agreement. The amount, term and interest rate of an advance are established through mutual agreement with the financial institution when the Company requests such an advance. At March 31, 2007, the Company had an outstanding advance under the agreement of $30 million for a term of 90 days bearing interest at 5.75%.

Senior Subordinated Notes

At March 31, 2007, the Company had $150 million of senior subordinated notes (the "2004 Notes") outstanding with a maturity date of July 15, 2014. The 2004 Notes bear interest at a fixed annual rate of 6.25%, payable semi-annually on January 15 and July 15 of each year. The 2004 Notes have an optional redemption provision, which permits the Company, at its option, to call the 2004 Notes at scheduled dates and prices. The first scheduled optional redemption date is July 15, 2009 at a price of 103.125% of the principal amount.

The 2004 Notes contain covenants that could restrict the payment of dividends, the repurchase of common stock, the issuance of preferred stock, and the incurrence of additional indebtedness and liens. The 2004 Notes are fully and unconditionally guaranteed jointly and severally, on a subordinated basis, by each of the wholly owned domestic guarantors under the Credit Facility. The stock of the Company's domestic subsidiaries is also pledged to the note holders on a subordinated basis.

On October 27, 2006, the Company redeemed its $225 million 9.125% senior subordinated notes in full at a premium of 104.563% of the principal amount with proceeds from the Company's Credit Facility. In conjunction with the redemption of the notes, the Company recognized a charge on the early extinguishment of debt of approximately $12.1 million ($7.9 million after tax) in October 2006. The charge relates to the redemption premium and the write-off of unamortized debt issuance costs.

Acquisition and Other Notes
The Company's long-term debt also included acquisition and other notes principally consisting of notes issued to sellers of businesses acquired and are repayable in periodic installments. At March 31, 2007, acquisition and other notes totaled approximately $17 million with interest rates ranging from 4% to 8.5%.

Debt of the National Welders Joint Venture
Pursuant to the requirements of FIN 46R, the Company's Consolidated Balance Sheets at March 31, 2007 and 2006 include the financial obligations of National Welders. National Welders' financial obligations are non-recourse to the Company, meaning that the creditors of National Welders do not have a claim on the assets of Airgas, Inc. in settlement of the joint venture's financial obligations. The National Welders Credit Agreement (the "NWS Credit Agreement") provides for a revolving credit line of $100 million, a Term Loan A of $26 million, a Term Loan B of $21 million, and a Term Loan C of $9 million. The debt of National Welders consists of:

(In thousands) March 31,	2007	2006
Revolving credit borrowings	$ 73,004	$ 51,393
Term loan A	11,992	15,042
Term loan C	—	1,622
Acquisition notes and other debt obligations	681	1,003
Total long-term debt	85,677	69,060
Less current portion of long-term debt	(3,652)	(5,589)
Long-term debt, excluding current portion	$ 82,025	$ 63,471

The NWS revolving credit borrowings mature in August 2009. Term Loan A is repayable in monthly amounts of $254 thousand with a lump-sum payment of the outstanding balance at maturity in March 2011. The variable interest rate on the revolving credit line and Term Loan A ranges from LIBOR plus 70 to 145 basis points varying with National Welders' leverage ratio. At March 31, 2007, the effective interest rate for the revolving credit line and Term Loan A was 6.02%. The NWS Credit Agreement also contains certain covenants which, among other things, subject National Welders to minimum net worth requirements, limit the ability of National Welders to incur and guarantee new indebtedness, and limit its capital expenditures, ownership changes, merger and acquisition activity, and the payment of dividends. National Welders had additional borrowing capacity under the NWS Credit Agreement of approximately $27 million at March 31, 2007. Term Loans B and C were previously repaid and provide no additional borrowing capacity.

As of March 31, 2007, the revolving credit borrowings and Term Loan A are secured by certain current assets, principally trade receivables and inventory, totaling $38 million, non-current assets, principally equipment, totaling $119 million, and Airgas common stock with a market value of $39 million classified as treasury stock and carried at cost of $370 thousand.

Aggregate Long-term Debt Maturities
The aggregate maturities of long-term debt are as follows:

(In thousands) Years Ending March 31,	Airgas, Inc.[1]	National Welders	Total
2008	$ 36,644	$ 3,652	$ 40,296
2009	95,469	3,048	98,517
2010	94,184	76,052	170,236
2011	236,294	2,925	239,219
2012	649,967	—	649,967
Thereafter	151,780	—	151,780
	$1,264,338	$ 85,677	$1,350,015

(1) The Company has the ability and intention of refinancing current maturities related to the term loan under its Credit Facility with its long-term revolving credit line. Therefore, the term loan has been reflected as long term in the aggregate maturity schedule.

Note 10
Fair Value of Financial Instruments

Summarized below are the carrying and fair values of the Company's financial instruments at March 31, 2007 and 2006.

The fair value of the Company's publicly traded financial instruments is based on market pricing. The fair value of other non-publicly traded financial instruments is based on estimates using standard pricing models that take into account the present value of future cash flows as of the balance sheet date. The computation of fair values of these instruments is generally performed by the Company. The carrying amounts reported in the balance sheet for trade receivables and payables, accrued liabilities, accrued income taxes, and short-term borrowings approximate fair value due to the short-term nature of these instruments. Accordingly, these items have been excluded from the following table:

(In thousands)	2007 Carrying Value	2007 Fair Value	2006 Carrying Value	2006 Fair Value
Financial Instruments:				
Revolving credit borrowings	$ 489,398	$ 489,398	$ 112,009	$ 112,009
Term loan	577,500	577,500	81,250	81,250
Money market loans	30,000	30,000	25,000	25,000
Medium-term notes	—	—	100,751	101,050
2001 senior subordinated notes	—	—	226,532	237,938
2004 senior subordinated notes	150,000	146,250	150,000	147,750
Acquisition and other notes	17,440	17,440	3,025	3,025
Interest rate swap agreements:				
Cash flow hedge – (asset) liability	(379)	(379)	(1,441)	(1,441)

The carrying and fair values of the National Welders joint venture's financial instruments at March 31, 2007 and 2006 are listed below:

(In thousands)	2007 Carrying Value	2007 Fair Value	2006 Carrying Value	2006 Fair Value
National Welders' Financial Instruments:				
Revolving credit borrowings	$ 73,004	$ 73,004	$ 51,393	$ 51,393
Term loan A	11,992	11,992	15,042	15,042
Term loan C	—	—	1,622	1,631
Acquisition notes and other debt obligations	681	681	1,003	1,003

Note 11
Derivative Instruments and Hedging Activities

The Company manages exposure to changes in market interest rates. The Company's use of derivative instruments is limited to highly effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures. The Company monitors its positions and the credit ratings of its counterparties and does not anticipate non-performance by the counterparties. Interest rate swap agreements are not entered into for trading purposes.

At March 31, 2007, the Company had six fixed interest rate swap agreements with a notional amount of $150 million. These swaps effectively convert $150 million of variable interest rate debt associated with the Company's Credit Facility to fixed rate debt. At March 31, 2007, two swap agreements with a total notional amount of $50 million required the Company to make fixed interest payments based on a weighted average effective rate of 4.15% and receive variable interest payments from its counterparties based on a weighted average variable rate of 5.32%. The four other swap agreements with a total notional amount of $100 million required the Company to make fixed interest payments based on a weighted average effective rate of 5.39% and receive variable interest payments from its counterparties based on a weighted average variable rate of 5.35%. The remaining terms of each of these swap agreements are between 15 months to 26 months.

National Welders was a party to one interest rate swap agreement with a notional principal amount of $27 million. The counterparty to the swap agreement is a major financial institution. National Welders is required to make fixed interest payments of 5.36% and receive variable interest payments from its counterparty based on one month LIBOR, which was 5.35% at March 31, 2007. The remaining term of the swap agreement is 26 months.

During fiscal 2007, the Company and National Welders recorded a net decrease in the fair value of the fixed interest rate swap agreements and a corresponding decrease to "Accumulated Other Comprehensive Income" of approximately $1 million. Including the effect of the interest rate swap agreements, the debt of National Welders, and the trade receivables securitization, the Company's ratio of fixed to variable rate debt at March 31, 2007 was 21% fixed to 79% variable.

Note 12
Trade Receivables Securitization

The Company participates in a securitization agreement with two commercial banks to sell up to $285 million of qualifying trade receivables. The agreement will expire in March 2010, but may be renewed subject to renewal provisions contained in the agreement. During fiscal 2007, the Company sold, net of its retained interest, $2.70 billion of trade receivables and remitted to bank conduits, pursuant to a servicing agreement, $2.68 billion in collections on those receivables. The net proceeds were used to reduce borrowings under the Company's Credit Facility. The amount of outstanding receivables under the agreement was $264 million at March 31, 2007 and $244 million at March 31, 2006.

The transaction has been accounted for as a sale under the provisions of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* Under the securitization agreement, trade receivables are sold to bank conduits through a bankruptcy-remote special purpose entity, which is consolidated for financial reporting purposes. The difference between the proceeds from the sale and the carrying value of the receivables is recognized as "Discount on securitization of trade receivables" in the accompanying Consolidated Statements of Earnings and varies on a monthly basis depending on the amount of receivables sold and market rates. The Company retains a subordinated interest in the receivables sold, which is recorded at the receivables' previous carrying value.

A subordinated retained interest of approximately $80 million and $63 million is included in "Trade receivables" in the accompanying Consolidated Balance Sheets at March 31, 2007 and 2006, respectively. The Company's retained interest is generally collected within 60 days. On a monthly basis, management measures the fair value of the retained interest at management's best estimate of the undiscounted expected future cash collections on the transferred receivables. Changes in the fair value are recognized as bad debt expense. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interest. In accordance with a servicing agreement, the Company continues to service, administer and collect the trade receivables on behalf of the bank conduits. The servicing fees charged to the bank conduits approximate the costs of collections.

Note 13
Stockholders' Equity

(a) Common Stock
The Company is authorized to issue up to 200 million shares of common stock with a par value of $0.01 per share. At March 31, 2007, the number of shares of common stock outstanding was 78.7 million, excluding 1.3 million shares (923 thousand of shares owned by National Welders) of common stock held as treasury stock. At March 31, 2006, the number of shares of common stock outstanding was 77.3 million, excluding 1.3 million shares (923 thousand of shares owned by National Welders) of common stock held as treasury stock.

(b) Preferred Stock and Redeemable Preferred Stock
The Company is authorized to issue up to 20 million shares of preferred stock. Of the 20 million shares authorized, 200 thousand shares have been designated as Series A Junior Participating Preferred Stock and 200 thousand shares have been designated as Series B Junior Participating Preferred Stock (see Stockholder Rights Plan below). At March 31, 2007 and 2006, no shares of the preferred stock were issued or outstanding. The preferred stock may be issued from time to time by the Company's Board of Directors in one or more series. The Board of Directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, and any other rights, preferences, privileges and restrictions of any series of preferred stock, and the number of shares constituting each such series and designation thereof.

Additionally, the Company is authorized to issue 30 thousand shares of redeemable preferred stock. At March 31, 2007 and 2006, no shares of redeemable preferred stock were issued or outstanding.

(c) Dividends
During fiscal 2007, 2006 and 2005, the Company paid its stockholders regular quarterly cash dividends of $0.07, $0.06 and $0.045 per share, respectively. On May 8, 2007, the Company's Board of Directors declared a regular quarterly cash dividend of $0.09 per share payable June 29, 2007 to stockholders of record as of June 15, 2007. Future dividend declarations and associated amounts paid will depend upon the Company's earnings, financial condition, loan covenants, capital requirements and other factors deemed relevant by management and the Company's Board of Directors.

(d) Stockholder Rights Plan
On May 8, 2007, the Company's Board of Directors adopted a stockholder rights plan (the "2007 Rights Plan"). Pursuant to the 2007 Rights Plan, on May 25, 2007, the Board of Directors declared a dividend distribution of one right for each share of common stock. Each right entitles the holder to purchase from the Company one ten-thousandth of a share of Series B Junior Participating Preferred Stock at an initial exercise price of $230 per share. The 2007 Rights Plan is intended to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to protect stockholders' interests in the event the Company is confronted with partial tender offers or other coercive or unfair takeover tactics.

Rights become exercisable only after 10 days following the acquisition by a person or group of 15% (or 20% in the case of Peter McCausland and certain of his affiliates) or more of the Company's outstanding common stock, or 10 business days (or later if determined by the Board of Directors in accordance with the plan) after the announcement of a tender offer or exchange offer to acquire 15% (or 20% in the case of Peter McCausland and certain of his affiliates) or more of the outstanding common stock. If such a person or group acquires 15% or more (or 20% or more, as the case may be) of the common stock, each right (other than such person's or group's rights, which will become void) will entitle the holder to purchase, at the exercise price, common stock having a market value equal to twice the exercise price. In certain circumstances, the rights may be redeemed by the Company at an initial redemption price of $0.0001 per right. If not redeemed, the rights will expire on May 8, 2017.

The 2007 Rights Plan replaced the 1997 Rights Plan that expired on April 1, 2007. The 1997 Rights Plan had substantially the same terms and conditions as the 2007 Rights Plan.

(e) Warrants
During fiscal 2002, the Company granted warrants to purchase 324,000 shares of the Company's common stock to an outside consulting firm for services rendered. The warrants had a term of three years and exercise prices in excess of market value of the Company's stock on the date of grant. The exercise prices ranged from $11.98 to $18.78 per share. The aggregate value of the warrants on the dates of grant, as determined by the Black-Scholes model, was $1.1 million, which the Company expensed during fiscal 2002. During fiscal 2005, all 324,000 warrants were exercised at prices ranging from $21.54 to $26.47 per share. The holder of the warrants elected a "net issue exercise" provision under the warrant agreement. The net issue exercise provision allowed the holder, without the payment of additional consideration, to receive shares of the Company's common stock, equal to the value of the warrants. As a result, the Company issued 114 thousand treasury shares to redeem the warrants.

(f) Share Repurchase Plan
Due to certain contemplated acquisitions, in July 2006, the Company suspended the three-year share repurchase plan that it initiated in November 2005. No shares of Company common stock were repurchased during fiscal 2007. Since inception, 195,400 shares have been repurchased under the plan and $137.2 million of the original $150 million authorization remains available. The Company continues to focus on using its cash flow for investing in growth opportunities, including future acquisitions, paying down debt and growing its dividend.

Note 14
Stock-Based Compensation

The Company adopted SFAS 123R effective April 1, 2006 using the modified prospective method. Under the modified prospective method, stock-based compensation recognized since the date of adoption includes: (a) any share-based payments granted subsequent to the date of adoption; and (b) any portion of share-based payments granted prior to the date of adoption that vests subsequent to the date of adoption. Prior periods have not been restated.

The Company recorded stock-based compensation of $15.4 million ($10.9 million after tax), or $0.13 per diluted share, in the year ended March 31, 2007. The pre-tax compensation expense was included in Selling, Distribution and Administrative expenses in the Consolidated Statement of Earnings. The stock-based compensation expense relates to stock options and options to purchase common stock under the Employee Stock Purchase Plan.

Prior Period Pro Forma Earnings

The following table presents the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123, *Accounting for Stock-Based Compensation*, in fiscal 2006 and 2005:

(In thousands, except per share amounts)

Years Ended March 31,	2006	2005
Net earnings, as reported	$ 123,551	$ 92,022
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(8,035)	(6,868)
Pro forma net earnings	$ 115,516	$ 85,154
Earnings per share:		
Basic – as reported	$ 1.61	$ 1.23
Basic – pro forma	$ 1.51	$ 1.14
Diluted – as reported	$ 1.57	$ 1.20
Diluted – pro forma	$ 1.47	$ 1.11

2006 Equity Incentive Plan

At the Company's August 2006 Annual Meeting of Stockholders, the stockholders approved the 2006 Equity Incentive Plan (the "2006 Equity Plan"). The 2006 Equity Plan replaced both the Company's 1997 Stock Option Plan for employees and the 1997 Directors' Stock Option Plan. Outstanding stock options and stock options available for grant under the prior stock option plans were carried forward to the 2006 Equity Plan. Future grants of stock options to employees and directors will only be issued from the 2006 Equity Plan to the extent that shares are available for issuance. At March 31, 2007, a total of 11.8 million shares were authorized under the 2006 Equity Plan and predecessor plans, of which 4.5 million shares of common stock were available for issuance under the 2006 Equity Plan.

Stock options granted prior to fiscal 2007 vest 25% annually and have a maximum term of ten years. Stock options granted during fiscal 2007 also vest 25% annually and have a maximum term of eight years.

Fair Value

The Company utilizes the Black-Scholes option pricing model to determine the fair value of stock options under SFAS 123R, which is consistent with that used for pro forma disclosures in prior periods. The weighted-average grant date fair value of stock options granted during the fiscal years ended March 31, 2007, 2006 and 2005 was $13.75, $9.35 and $9.28, respectively. The following assumptions were used by the Company in valuing the stock option grants issued in each fiscal year:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Expected volatility	36.2%	35.3%	38.9%
Expected dividend yield	0.80%	0.83%	0.85%
Expected term	5.4 years	6.4 years	7.3 years
Risk-free interest rate	5.0%	3.9%	3.9%

The expected volatility was determined based on anticipated changes in the underlying stock price over the expected term using a weighting of historical and implied volatility. The expected dividend yield was based on the Company's history and expectation of future dividend payouts. The expected term represents the period of time that the options are expected to be outstanding prior to exercise or forfeiture. The expected term was determined based on historical exercise patterns. The risk-free interest rate was based on U.S. Treasury rates in effect at the time of grant commensurate with the expected term.

Summary of Stock Option Activity

The following table summarizes the stock option activity during the three years ended March 31, 2007:

	Number of Stock Options	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding at March 31, 2004	8,126,403	$ 13.64	
Granted	1,067,500	$ 21.18	
Exercised	(1,648,368)	$ 12.21	
Forfeited	(182,234)	$ 18.56	
Outstanding at March 31, 2005	7,363,301	$ 14.95	$ 65,827,911
Granted	1,063,200	$ 24.30	
Exercised	(1,337,944)	$ 14.73	
Forfeited	(94,739)	$ 17.86	
Outstanding at March 31, 2006	6,993,818	$ 16.37	$ 158,899,545
Granted	991,440	$ 36.19	
Exercised	(967,590)[(1)]	$ 15.91	
Forfeited	(134,694)	$ 26.09	
Outstanding at March 31, 2007	6,882,974	$ 19.12	$ 158,514,891
Vested or expected to vest as of March 31, 2007	6,194,677	$ 19.12	$ 142,663,411

(1) Actual shares issued associated with stock option exercises was 960 thousand due to a net share issue exercise.

The aggregate intrinsic value represents the difference between the Company's closing stock price on the last trading day of each fiscal year and the weighted-average exercise price multiplied by the number of stock options outstanding as of that date. The total intrinsic value of stock options exercised during the years ended March 31, 2007, 2006 and 2005 was $22.7 million, $19.5 million and $18.5 million, respectively.

As of March 31, 2007, $16.7 million of total unrecognized compensation expense related to non-vested stock options is expected to be recognized over a weighted-average vesting period of 2.5 years.

The following table summarizes information about options outstanding and exercisable at March 31, 2007:

Stock Options Outstanding		
Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life of Options – Years	Weighted Average Exercise Price
1,294,949	3.51	$ 7.34
852,294	2.12	$ 13.12
1,040,224	3.69	$ 16.32
853,095	6.09	$ 19.13
793,026	7.15	$ 21.15
154,703	7.36	$ 21.59
878,268	8.15	$ 24.09
1,016,415	7.23	$ 35.77
6,882,974	5.33	$ 19.12

Stock Options Exercisable	
Number of Stock Options Exercisable	Weighted Average Exercise Price Per Share
1,294,949	$ 7.34
852,294	$ 13.12
1,039,899	$ 16.32
633,999	$ 19.09
366,081	$ 21.15
106,528	$ 21.55
203,303	$ 24.09
114,603	$ 32.63
4,611,656	$ 14.84

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (the "ESPP") to encourage and assist employees in acquiring an equity interest in the Company. The ESPP is authorized to issue up to 3.5 million shares of Company common stock, of which 1.8 million shares were available for issuance at March 31, 2007.

Under the terms of the ESPP, eligible employees may elect to have up to 15% of their annual gross earnings withheld to purchase common stock at 85% of the market value. Employee purchases are limited in any calendar year to an aggregate market value of $25,000. Market value under the ESPP is defined as either the closing share price on The New York Stock Exchange as of an employee's enrollment date or the closing price on the first business day of a fiscal quarter when the shares are purchased, whichever is lower. An employee may lock-in a purchase price for up to 12 months. The ESPP effectively resets at the beginning of each fiscal year at which time employees are re-enrolled in the plan and a new 12-month purchase price is established. The ESPP is designed to comply with the requirements of Sections 421 and 423 of the Internal Revenue Code.

Compensation expense under SFAS 123R is measured based on the fair value of the employees' option to purchase shares of common stock at the grant date and is recognized over the future periods in which the related employee service is rendered. The fair value per share of options granted under the ESPP in fiscal 2007, 2006 and 2005 was $8.30, $5.57 and $5.14, respectively. In fiscal 2007, the Company recognized stock-based compensation expense associated with the ESPP of $3.3 million. The fair value of the employees' option to purchase shares of common stock was estimated using the Black-Scholes model. The following assumptions were used by the Company in valuing the employees' option to purchase shares of common stock under the ESPP:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Expected volatility	30.8%	27.1%	29.7%
Expected dividend yield	0.73%	0.90%	0.83%
Expected term	2 to 8 months	3 to 12 months	3 to 12 months
Risk-free interest rate	5.0%	3.1%	1.1%

The following table summarizes the activity of the ESPP during the three years ended March 31, 2007:

	Number of Purchase Options	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding at March 31, 2004	148,198	$ 15.70	
Granted	552,841	$ 17.37	
Exercised	(564,681)	$ 17.54	
Forfeited	—	$ —	
Outstanding at March 31, 2005	136,358	$ 18.45	$ 741,788
Granted	533,245	$ 20.33	
Exercised	(531,916)	$ 19.80	
Forfeited	—	$ —	
Outstanding at March 31, 2006	137,687	$ 20.50	$ 2,559,601
Granted	395,587	$ 31.10	
Exercised	(430,519)	$ 27.76	
Forfeited	—	$ —	
Outstanding at March 31, 2007	102,755	$ 30.86	$ 1,160,104

Note 15
Consolidated Affiliate and Minority Interest

The Company's consolidated affiliate, National Welders, is a producer and distributor of industrial gases based in Charlotte, North Carolina. The joint venture owns and operates approximately 50 branch stores, two acetylene plants, a specialty gas lab, and four air separation plants that produce approximately 90% of its oxygen and nitrogen and over 65% of its argon requirements. The joint venture also distributes medical and specialty gases, process chemicals and welding equipment and supplies. Ownership interests in National Welders consist of voting common stock and voting redeemable preferred stock with a 5% annual dividend. The Company owns 100% of the joint venture's common stock, which represents a 50% voting interest. The payment of dividends on the common stock is subordinate to the payment of a 5% dividend on the preferred stock. Additionally, the common stock dividends must be declared by a vote of the joint venture's board of directors. A family holds approximately 3.2 million shares of redeemable preferred stock and controls the balance of the voting interest.

Through June 30, 2009, the preferred stockholders have the option to redeem their preferred shares for cash at a price of $17.78 per share or to tender them to the joint venture in exchange for approximately 2.3 million shares of Airgas common stock (See Note 19 Related Parties for a fiscal 2006 transaction with the preferred stockholders). The common stock and cash redemption options are equivalent when Airgas' common stock has a market value of $24.45 per share. If the preferred stockholders elect to exchange their shares for Airgas common stock, the Company is obligated to provide the necessary shares to the joint venture by capital contribution or other means the Company deems reasonably appropriate. The Company may purchase shares on the open market or may issue new or treasury shares to meet its exchange obligation. The preferred stockholders may also elect to retain their interest in the preferred stock beyond June 30, 2009.

In fiscal 2004, the Company determined that its joint venture with National Welders met the definition of a "Variable Interest Entity" under FIN 46R, *Consolidation of Variable Interest Entities*. The Company, as the only common stockholder, was determined to be the primary beneficiary of the joint venture. Therefore, effective December 31, 2003, the Company adopted FIN 46R, as it applies to the joint venture, and consolidated this previously unconsolidated affiliate. The Company has participated in the joint venture with National Welders since June 1996 and prior to the adoption of FIN 46R, the Company used the "equity method of accounting" to report its interest in the joint venture. Under the equity method of accounting, the Company recognized its proportionate share of the joint venture's net assets and liabilities as an "Investment in Unconsolidated Affiliate" and its proportionate share of the operating results as "Equity in the Earnings of Unconsolidated Affiliate." As permitted by FIN 46R, the Company applied the interpretation prospectively from the date of adoption (prior periods were not restated). With the adoption of FIN 46R, the operating results of the joint venture were reflected broadly across the income statement with minority interest expense reflecting the preferred stockholders' proportionate share of the joint venture's operating results. The liabilities of the joint venture are non-recourse to the Company (See Note 9 for a description of National Welders debt). Likewise, cash flows in excess of a management fee paid by National Welders are not available to the Company. The tables below outline elements of the consolidated financial statements of the Company applicable to National Welders:

(In thousands) **Years Ended March 31,**	2007	2006
Total assets of National Welders	$ 302,597	$ 267,240
Total liabilities of National Welders	$ 213,222	$ 190,276

(In thousands) **Years Ended March 31,**	2007	2006	2005
Net sales	$ 228,320	$ 188,314	$ 167,473
Operating income	32,490	22,046	15,662
Earnings before income taxes, minority interest and equity earnings	29,514	19,919	12,418
Income taxes	(12,037)	(8,536)	(4,712)
Minority interest in earnings of consolidated affiliate	(2,845)	(2,656)	(1,808)
Income from continuing operations	$ 14,632	$ 8,727	$ 5,898

Note 16
Interest Expense, Net

Interest expense, net, consists of:

(In thousands) **Years Ended March 31,**	2007	2006	2005
Interest expense	$ 62,095	$ 55,740	$ 52,836
Interest and finance charge (income)	(1,915)	(1,928)	(1,591)
	$ 60,180	$ 53,812	$ 51,245

Note 17
Income Taxes

Earnings from continuing operations before income taxes, minority interest and change in accounting principle were derived from the following sources:

(In thousands) **Years Ended March 31,**	2007	2006	2005
United States	$ 246,699	$ 200,039	$ 140,662
Foreign	10,445	7,998	6,965
	$ 257,144	$ 208,037	$ 147,627

Income tax expense from continuing operations consists of:

(In thousands) **Years Ended March 31,**	2007	2006	2005
Current:			
Federal	$ 41,760	$ 26,551	$ 19,666
Foreign	2,725	2,673	2,027
State	3,487	1,494	929
	47,972	30,718	22,622
Deferred:			
Federal	46,440	43,672	29,327
Foreign	491	98	303
State	4,980	3,378	2,009
	51,911	47,148	31,639
	$ 99,883	$ 77,866	$ 54,261

Significant differences between taxes computed at the federal statutory rate and the provision for income taxes were:

Years Ended March 31,	2007	2006	2005
Taxes at U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase/(decrease) in income taxes resulting from:			
State income taxes, net of federal benefit	2.9%	2.2%	1.9%
Stock-based compensation expense	0.5%	—	—
Change in state tax law	(0.8%)	—	—
Other, net	1.2%	0.2%	(0.1%)
	38.8%	37.4%	36.8%

The tax effects of cumulative temporary differences that gave rise to the significant portions of the deferred tax assets and liabilities were as follows:

(In thousands) **March 31,**	2007	2006
Deferred Tax Assets:		
Inventories	$ 9,177	$ 9,586
Deferred rental income	12,468	5,347
Insurance reserves	10,466	9,554
Litigation settlement and other reserves	2,745	1,972
Asset retirement obligations	792	2,361
Net operating loss carryforwards	20,217	36,592
Stock-based compensation	4,263	—
Other	10,204	7,865
Valuation allowance	(5,432)	(6,347)
	64,900	66,930
Deferred Tax Liabilities:		
Accounts receivable	(2,683)	(1,785)
Plant and equipment	(338,431)	(307,036)
Intangible assets	(49,323)	(39,993)
Other	(16,705)	(15,793)
	(407,142)	(364,607)
	$ (342,242)	$ (297,677)

Current deferred tax assets and current deferred tax liabilities have been netted for presentation purposes. Non-current deferred tax assets and non-current deferred tax liabilities have also been netted. Deferred tax assets and liabilities are reflected in the Company's consolidated balance sheets as follows:

(In thousands) **March 31,**	2007	2006
Current deferred tax asset, net	$ 31,004	$ 30,141
Non-current deferred tax liability, net	(373,246)	(327,818)
Net deferred tax liability	$ (342,242)	$ (297,677)

The Company has recorded tax benefits amounting to $9.0 million, $7.9 million, and $8.4 million in fiscal 2007, 2006 and 2005, respectively, resulting from the exercise of stock options. This benefit has been recorded in capital in excess of par value.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, at March 31, 2007, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances. Valuation allowances primarily relate to certain state tax net operating loss carryforwards. In fiscal 2007, the Company revised its estimates of the realizability of certain tax benefits associated with state tax net operating loss carryforwards. Those revisions, along with changes due to the utilization and expiration of net operating loss carryforwards, resulted in a $900 thousand reduction in the related valuation allowances.

Note 18
Benefit Plans

The Company has a defined contribution 401(k) plan (the "401(k) plan") covering substantially all full-time employees. Under the terms of the 401(k) plan, the Company makes matching contributions up to two percent of participants' wages. Amounts expensed under the 401(k) plan for fiscal 2007, 2006, and 2005 were $5.8 million, $5.5 million and $4.6 million, respectively.

Certain subsidiaries of the Company participate in multi-employer pension and post-retirement plans, which provide defined benefits to union employees. Contributions are made to the plans in accordance with negotiated labor contracts. If the Company elected to withdraw from these plans at March 31, 2007, the withdrawal liability would have been approximately $3.3 million. Amounts expensed under the pension plans for fiscal 2007, 2006 and 2005 were $1.2 million, $1.3 million and $858 thousand, respectively.

Note 19
Related Parties

The Company purchases and sells goods and services in the ordinary course of business with certain corporations in which some of its directors are officers. The Company also leases certain operating facilities from employees who were previous owners of businesses acquired. The amounts of these transactions are not material to the Company.

Transactions by National Welders

In the first quarter of fiscal 2006, National Welders entered into an agreement with its preferred stockholders under which the preferred stockholders prepaid their $21 million note receivable owed to National Welders. National Welders used the proceeds from the prepayment of the preferred stockholders' note to repay its $21 million Term Loan B, which had been collateralized by the preferred stockholders' note. The preferred stockholders' note payable to National Welders had been reflected as a reduction of "Minority interest in affiliate" on the Consolidated Balance Sheet. Consequently, the prepayment of the preferred stockholders' note resulted in a $21 million increase to the Company's "Minority interest in affiliate." Additionally, Term Loan B was subject to an interest rate swap agreement, which was terminated in conjunction with the debt repayment. The fee of $700 thousand to unwind the interest rate swap agreement was reimbursed to National Welders by the preferred stockholders.

In the third quarter of fiscal 2005, National Welders purchased the assets of National Realty Sales Corporation for $11.4 million. Members of the Turner family, who have a 50% voting interest in National Welders, also owned National Realty Sales Corporation. The assets purchased included 22 properties previously leased from National Realty Sales Corporation. The purchase price of National Realty Sales Corporation was established through an independent, third-party appraisal. National Welders' Board of Directors, through which the Company holds a 50% voting interest, approved the transaction.

Separation Agreement

In the fourth quarter of fiscal 2005, the Company and its former Chief Operating Officer, entered into a separation agreement, which terminated his employment. Under the agreement, the former Chief Operating Officer received a payment of $1.4 million and accelerated vesting of 15,000 stock options.

Note 20
Leases

The Company leases certain distribution facilities, fleet vehicles and equipment under long-term operating leases with varying terms. Most leases contain renewal options and in some instances, purchase options. Rentals under these long-term leases for the years ended March 31, 2007, 2006, and 2005, amounted to approximately $71 million, $68 million, and $61 million, respectively. Certain operating facilities are leased at market rates from employees of the Company who were previous owners of businesses acquired. Outstanding capital lease obligations and the related capital assets are not material to the consolidated balance sheets at March 31, 2007 and 2006. Associated with the fleet vehicle operating leases, the Company guarantees a residual value of $18 million, representing approximately 13% of the original cost.

At March 31, 2007, future minimum lease payments under non-cancelable operating leases were as follows:

(In thousands) Years Ended March 31,	Airgas, Inc.	National Welders	Total
2008	$ 57,739	$ 2,018	$ 59,757
2009	47,832	1,775	49,607
2010	39,624	1,586	41,210
2011	28,648	1,483	30,131
2012	18,074	1,341	19,415
Thereafter	10,582	2,187	12,769
	$ 202,499	$ 10,390	$ 212,889

Note 21
Commitments and Contingencies

(a) Legal

The Company is involved in various legal and regulatory proceedings that have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect upon the Company's consolidated financial position, results of operations or liquidity.

(b) Insurance Coverage

The Company has established insurance programs to cover workers' compensation, business automobile, and general liability claims. During fiscal 2007, these programs had self-insured retention of $1 million per occurrence. During fiscal 2006 and 2005, the Company's self-insured retention was $500 thousand per occurrence with an additional aggregate retention of $2.2 million in fiscal 2006 and $1.7 million in fiscal 2005, for claims in excess of $500 thousand. For fiscal 2008, the self-insured retention will remain $1 million per occurrence with no additional aggregate retention. The Company believes its insurance reserves are adequate. The Company accrues estimated losses using actuarial models and assumptions based on historical loss experience. The nature of the Company's business may subject it to product and general liability lawsuits. To the extent that the Company is subject to claims that exceed its liability insurance coverage, such suits could have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company maintains a reserve for incurred but not reported medical claims and claim development. The reserve is an estimate based on historical experience and other assumptions, some of which are subjective. The Company will adjust its self-insured medical benefits reserve as the Company's loss experience changes due to medical inflation, changes in the number of plan participants and an aging employee base.

(c) Supply Agreements

In addition to the gas volumes supplied by the recently formed Airgas Merchant Gases, the Company purchases industrial, medical and specialty gases pursuant to requirements contracts from national and regional producers of industrial gases. The Company has a long-term take-or-pay supply agreement, expiring September 1, 2017, under which Air Products and Chemicals, Inc. ("Air Products") will supply at least 35% of the Company's bulk liquid nitrogen, oxygen and argon requirements, exclusive of the volumes produced by the Company and those purchased under the Linde/BOC supply agreements noted below. Additionally, the Company purchases helium under the terms of the supply agreement. Based on the volume of fiscal 2007 purchases, the Air Products supply agreement represents approximately $50 million in annual liquid bulk gas purchases.

The Company and Linde AG as successor to BOC entered into a long-term take-or-pay supply agreement to purchase oxygen, nitrogen and argon. The agreement will expire in July 2019 and represents approximately $3 million in annual bulk gas purchases. In September and October 2006, the Company and Linde AG entered into long-term take-or-pay supply agreements to purchase helium. The total annual commitment amount under the Linde agreements is approximately $28 million.

The Company also participates in a long-term agreement with Praxair to swap production of bulk nitrogen, oxygen, and argon through 2014. The Praxair agreement represents approximately $7 million annually.

The Company is also party to other long-term take-or-pay supply agreements with other major suppliers of oxygen, nitrogen and argon (approximately $1 million in annual purchases), liquid carbon dioxide ($16 million in annual purchases), and refrigerants ($2.5 million in annual purchases). The Company has purchase commitments for ammonia which require a 180-day notice prior to termination. Annual purchase commitments for ammonia are approximately $18 million.

The supply agreements above contain periodic adjustments based on certain economic indices and market analysis. The Company believes the minimum product purchases under the agreements are within the Company's normal product purchases. Actual purchases in future periods under the supply agreements could differ materially due to fluctuations in demand requirements related to varying sales levels as well as changes in economic conditions.

(d) Construction Commitments

Construction commitments represent outstanding commitments to customers to build and operate air separation plants in Carrollton, KY and New Carlisle, IN. The projects will cost approximately $65 million and are expected to begin operating in the spring of 2009.

(e) Commitments and Contingencies of National Welders

National Welders is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of National Welders' management, the ultimate disposition of these matters will not have a material or adverse effect on the entity's financial position, results of operations, or liquidity.

National Welders is self-insured for medical and workers' compensation claims in North Carolina and South Carolina. Medical claims are self-insured up to a $110 thousand limit per person annually. Workers' compensation claims are self-insured up to $500 thousand per person annually. Provisions for expected future payments for medical and workers' compensation are accrued based on estimates of the aggregate liability for claims incurred plus an estimate for incurred but not reported claims using historical experience.

Note 22
Supplemental Cash Flow Information

Cash paid for interest expense, discount on securitization and income taxes was as follows:

(In thousands) Years Ended March 31,	2007	2006	2005
Interest expense	$ 72,418	$ 56,361	$ 49,480
Discount on securitization	13,630	9,371	4,711
Income taxes (net of refunds)	50,021	21,641	30,104

Significant non-cash investing and financing transactions were as follows:

(In thousands) Years Ended March 31,	2007	2006	2005
Acquisition liabilities assumed	$ 51,220	$ 18,295	$ 37,436

Cash flows, in excess of a management fee, associated with the Company's consolidated affiliate, National Welders (see Note 15), are not available for the general use of the Company. Rather these cash flows are used by National Welders for operations, capital expenditures, and acquisitions and to satisfy financial obligations, which are non-recourse to the Company. The Consolidated Statement of Cash Flows at March 31, 2007, 2006 and 2005 reflect the following sources and uses of cash associated with National Welders:

Notes to Consolidated Financial Statements continued

Airgas, Inc. and Subsidiaries

(In thousands) Years Ended March 31,	2007	2006	2005
Net cash provided by operating activities	$ 34,455	$ 23,497	$ 19,612
Net cash used in investing activities	(47,507)	(45,628)	(29,240)
Net cash provided by financing activities	13,527	21,309	9,500
Change in cash	$ 475	$ (822)	$ (128)
Management fee paid to the Company, which is eliminated in consolidation	$ 1,454	$ 1,234	$ 1,089

Note 23

Summary by Business Segment

The Company aggregates its operations, based on products and services, into two reportable segments, Distribution and All Other Operations. The Distribution segment's principal products are packaged and less than truck load bulk gases, rent and hardgoods. Gas sales include industrial, medical and specialty gases such as: nitrogen, oxygen, argon, helium, acetylene, carbon dioxide, nitrous oxide, hydrogen, welding gases, ultra high purity grades and special application blends. Rent is derived from gas cylinders, cryogenic liquid containers, bulk storage tanks, tube trailers and through the rental of welding equipment. Hardgoods consist of welding supplies and equipment, safety products, and MRO supplies. During fiscal years 2007, 2006 and 2005, the Distribution segment accounted for approximately 85% of consolidated sales.

The All Other Operations segment consists of the Company's Gas Operations Division, the newly formed Airgas Merchant Gases and the National Welders joint venture. The Gas Operations Division produces and distributes certain gas products, principally carbon dioxide, dry ice, nitrous oxide, anhydrous ammonia, and specialty gases. Airgas Merchant Gases primarily produces oxygen, nitrogen, and argon, most of which is supplied to business units in the Distribution segment. National Welders is a producer and distributor of industrial, medical and specialty gases based in Charlotte, North Carolina. The joint venture structure limits the Company's control over the National Welders operations and cash flows and is the primary factor that led the Company to conclude that National Welders is most appropriately reflected in the All Other Operations segment. The business units reflected in the All Other Operations segment individually are not material enough to meet the thresholds to be reported as separate business segments. The elimination entries represent intercompany sales from the Company's All Other Operations segment to its Distribution segment.

The Company's operations are predominantly in the United States. The Company's customer base is diverse with no single customer accounting for more than 0.5% of total net sales.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Additionally, corporate operating expenses are allocated to each segment based on sales dollars. However, sales associated with National Welders are excluded from the corporate operating expense allocation to All Other Operations as National Welders maintains its own corporate functions. Corporate assets have been allocated to the Distribution segment, intercompany sales are recorded on the same basis as sales to third parties, and intercompany transactions are eliminated in consolidation. See Note 3 for the impact of acquisitions and divestitures on the operating results of each segment.

Management utilizes more than one measurement and multiple views of data to measure segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the Company's consolidated financial statements and, accordingly, are reported on the same basis below:

(In thousands)	Distribution	All Other Operations	Eliminations	Combined
Fiscal 2007				
Gas and rent	$1,399,186	$ 485,209	$ (60,934)	$1,823,461
Hardgoods	1,292,628	94,462	(5,500)	1,381,590
Total net sales	2,691,814	579,671	(66,434)	3,205,051
Cost of products sold, excluding depreciation expense	1,355,367	278,157	(66,434)	1,567,090
Selling, distribution, and administrative expenses	953,858	195,308	—	1,149,166
Depreciation expense	109,455	29,363	—	138,818
Amortization expense	6,426	2,099	—	8,525
Operating income	266,708	74,744	—	341,452
Assets	2,401,500	931,957	—	3,333,457
Capital expenditures	196,569	47,014	—	243,583

(In thousands)	Distribution	All Other Operations	Eliminations	Combined
Fiscal 2006				
Gas and rent	$ 1,238,612	$ 415,560	$ (54,242)	$1,599,930
Hardgoods	1,157,326	77,870	(5,516)	1,229,680
Total net sales	2,395,938	493,430	(59,758)	2,829,610
Cost of products sold, excluding depreciation expense	1,223,435	238,301	(59,758)	1,401,978
Selling, distribution, and administrative expenses	864,192	167,140	—	1,031,332
Depreciation expense	95,615	26,781	—	122,396
Amortization expense	4,230	916	—	5,146
Operating income	208,466	60,292	—	268,758
Assets	1,931,205	543,207	—	2,474,412
Capital expenditures	176,019	38,174	—	214,193

(In thousands)	Distribution	All Other Operations	Eliminations	Combined
Fiscal 2005				
Gas and rent	$1,056,661	$ 318,748	$ (49,300)	$1,326,109
Hardgoods	978,451	66,863	(3,641)	1,041,673
Total net sales	2,035,112	385,611	(52,941)	2,367,782
Cost of products sold, excluding depreciation expense	1,030,284	174,439	(52,941)	1,151,782
Selling, distribution, and administrative expenses	761,227	141,241	—	902,468
Depreciation expense	81,419	24,195	—	105,614
Amortization expense	4,943	521	—	5,464
Operating income	157,239	45,215	—	202,454
Assets	1,872,213	419,650	—	2,291,863
Capital expenditures	133,310	34,667	—	167,977

Note 24
Supplementary Information (Unaudited)

This table summarizes the unaudited results of operations for each quarter of fiscal 2007 and 2006:

(In thousands, except per share amounts)	First	Second	Third	Fourth
2007				
Net sales	$ 773,036	$ 790,747	$ 787,407	$ 853,861
Operating income (b)	78,906	84,263	85,330	92,953
Net earnings (b),(c)	38,652	39,547	32,483	43,735
Basic earnings per share (a),(b),(c)	$ 0.50	$ 0.51	$ 0.42	$ 0.56
Diluted earnings per share (a),(b),(c)	$ 0.48	$ 0.49	$ 0.40	$ 0.54
2006				
Net sales	$ 678,125	$ 702,182	$ 702,407	$ 746,896
Operating income (d)	63,004	63,023	68,989	73,742
Net earnings (d),(e)	29,647	29,622	30,825	33,458
Basic earnings per share (a),(d),(e)	$ 0.39	$ 0.39	$ 0.40	$ 0.43
Diluted earnings per share (a),(d),(e)	$ 0.38	$ 0.38	$ 0.39	$ 0.42

a) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding in each quarter. Therefore, the sum of the quarterly earnings per share does not necessarily equal the full year earnings per share disclosed on the Consolidated Statement of Earnings.

b) The quarterly results for fiscal 2007 include stock-based compensation expense of approximately $3.9 million ($2.7 million after tax), or $0.03 per diluted share per quarter, due to the adoption of SFAS 123R, *Share-Based Payment*, utilizing the modified prospective method, no stock-based compensation expense was reflected in prior periods. Additionally, the results include a charge of $12.1 million ($7.9 million after tax), or approximately $0.10 per diluted share, in the fiscal third quarter for the early extinguishment of debt.

c) The quarterly results for fiscal 2007 also include a one-time tax benefit in the first fiscal quarter of $1.8 million, or $0.02 per diluted share, related to a change in the state income tax law in Texas.

d) The quarterly results for fiscal 2006 include a second quarter loss of $2.8 million ($1.7 million after tax), or $0.02 per diluted share, from hurricanes Katrina and Rita.

e) The quarterly results for fiscal 2006 also include a third quarter loss of $3.1 million ($1.9 million after tax), or $0.02 per diluted share, from the divestiture of Rutland Tool; and a fourth quarter after-tax charge of $2.5 million, or $0.03 per diluted share, recorded as a cumulative effect of a change in accounting principle reflecting the adoption of FIN 47.

Note 25
Subsequent Event

On May 8, 2007, the Company announced that its Board of Directors declared a regular quarterly cash dividend of $0.09 per share. The dividend is payable June 29, 2007 to stockholders of record as of June 15, 2007. See Note 13 for the May 8, 2007 adoption of the stockholders rights plan.

Note 26
Condensed Consolidating Financial Information of Subsidiary Guarantors

The obligations of the Company under its senior subordinated notes ("the Notes") are guaranteed by the Company's domestic subsidiaries (the "Guarantors"). The guarantees are made fully and unconditionally on a joint and several basis. The Company's joint venture operations, foreign holdings and bankruptcy remote special purpose entity (the "Non-guarantors") are not guarantors of the Notes. The claims of creditors of Non-guarantor subsidiaries have priority over the rights of the Company to receive dividends or distributions from such subsidiaries.

Presented below is supplementary condensed consolidating financial information for the Company, the Guarantors and the Non-guarantors as of March 31, 2007 and March 31, 2006 and for each of the years ended March 31, 2007, 2006 and 2005. As disclosed in Note (3) *Acquisitions and Divestitures*, the Company divested its subsidiary, Rutland Tool & Supply Co. ("Rutland Tool"), in December 2005. Accordingly, the operating results of Rutland Tool, which was a guarantor of the Company's senior subordinated notes, have been reclassified in the Consolidating Statements of Earnings as discontinued operations for the years ended March 31, 2006 and 2005. Additionally, intercompany receivables and payables as of March 31, 2006 have been reclassified to conform to the current period presentation and stock issued for the employee stock purchase plan, previously reflected as net cash provided by operating activities for the years ended March 31, 2006 and 2005, has been reclassified as a source of cash from financing activities.

Condensed Consolidating Balance Sheet

Airgas, Inc. and Subsidiaries

(In thousands) March 31, 2007	Parent	Guarantors	Non-Guarantors	Elimination Entries	Consolidated
Assets					
Current Assets					
Cash	$ —	$ 24,652	$ 1,279	$ —	$ 25,931
Trade receivables, net	—	8,885	184,779	—	193,664
Intercompany receivable/(payable)	—	1,177	(1,177)	—	—
Inventories, net	—	232,790	17,518	—	250,308
Deferred income tax asset, net	22,342	10,383	(1,721)	—	31,004
Prepaid expenses and other current assets	17,878	27,156	3,558	—	48,592
Total current assets	40,220	305,043	204,236	—	549,499
Plant and equipment, net	15,990	1,642,278	207,150	—	1,865,418
Goodwill	—	742,114	90,048	—	832,162
Other intangible assets, net	—	58,037	4,898	—	62,935
Investments in subsidiaries	2,558,871	—	—	(2,558,871)	—
Other non-current assets	8,408	12,176	2,859	—	23,443
Total assets	$2,623,489	$2,759,648	$ 509,191	$(2,558,871)	$3,333,457
Liabilities and Stockholders' Equity					
Current Liabilities					
Accounts payable, trade	$ 849	$ 129,179	$ 16,357	$ —	$ 146,385
Accrued expenses and other current liabilities	89,651	128,366	23,258	—	241,275
Current portion of long-term debt	30,000	5,915	4,381	—	40,296
Total current liabilities	120,500	263,460	43,996	—	427,956
Long-term debt, excluding current portion	1,198,400	9,910	101,409	—	1,309,719
Deferred income tax liability, net	(3,704)	333,599	43,351	—	373,246
Intercompany (receivable)/payable	176,448	(70,778)	(105,670)	—	—
Other non-current liabilities	6,463	25,712	7,788	—	39,963
Minority interest in affiliate	—	—	57,191	—	57,191
Commitments and contingencies					
Stockholders' Equity					
Preferred stock, no par value	—	—	—	—	—
Common stock, par value $0.01 per share	799	—	—	—	799
Capital in excess of par value	341,101	1,294,816	71,952	(1,366,768)	341,101
Retained earnings	792,433	902,320	286,138	(1,188,458)	792,433
Accumulated other comprehensive income	4,183	609	3,406	(4,015)	4,183
Treasury stock	(13,134)	—	(370)	370	(13,134)
Total stockholders' equity	1,125,382	2,197,745	361,126	(2,558,871)	1,125,382
Total liabilities and stockholders' equity	$2,623,489	$2,759,648	$ 509,191	$(2,558,871)	$3,333,457

Condensed Consolidating Balance Sheet

Airgas, Inc. and Subsidiaries

(In thousands) March 31, 2006	Parent	Guarantors	Non-Guarantors	Elimination Entries	Consolidated
Assets					
Current Assets					
Cash	$ —	$ 30,061	$ 4,924	$ —	$ 34,985
Trade receivables, net	—	7,149	125,096	—	132,245
Intercompany receivable/(payable)	—	(4,113)	4,113	—	—
Inventories, net	—	211,319	18,204	—	229,523
Deferred income tax asset, net	21,988	9,239	(1,086)	—	30,141
Prepaid expenses and other current assets	7,289	20,713	3,620	—	31,622
Total current assets	29,277	274,368	154,871	—	458,516
Plant and equipment, net	18,285	1,194,523	185,949	—	1,398,757
Goodwill	—	488,317	77,757	—	566,074
Other intangible assets, net	—	22,362	3,886	—	26,248
Investments in subsidiaries	1,940,670	—	—	(1,940,670)	—
Other non-current assets	15,491	6,394	2,932	—	24,817
Total assets	$ 2,003,723	$ 1,985,964	$ 425,395	$(1,940,670)	$ 2,474,412
Liabilities and Stockholders' Equity					
Current Liabilities					
Accounts payable, trade	$ 3,057	$ 122,078	$ 18,617	$ —	$ 143,752
Accrued expenses and other current liabilities	112,396	66,241	21,364	—	200,001
Current portion of long-term debt	125,751	561	5,589	—	131,901
Total current liabilities	241,204	188,880	45,570	—	475,654
Long-term debt, excluding current portion	549,382	2,450	83,894	—	635,726
Deferred income tax liability, net	4,372	280,404	43,042	—	327,818
Intercompany (receivable)/payable	257,995	(148,123)	(109,872)	—	—
Other non-current liabilities	3,611	25,242	2,011	—	30,864
Minority interest in affiliate	—	—	57,191	—	57,191
Commitments and contingencies					
Stockholders' Equity					
Preferred stock, no par value	—	—	—	—	—
Common stock, par value $0.01 per share	786	—	—	—	786
Capital in excess of par value	289,598	894,898	71,955	(966,853)	289,598
Retained earnings	665,158	741,623	228,662	(970,285)	665,158
Accumulated other comprehensive income	4,751	590	3,312	(3,902)	4,751
Treasury stock	(13,134)	—	(370)	370	(13,134)
Total stockholders' equity	947,159	1,637,111	303,559	(1,940,670)	947,159
Total liabilities and stockholders' equity	$ 2,003,723	$ 1,985,964	$ 425,395	$(1,940,670)	$ 2,474,412

Condensed Consolidating Statement of Earnings

Airgas, Inc. and Subsidiaries

(In thousands) March 31, 2007	Parent	Guarantors	Non-Guarantors	Elimination Entries	Consolidated
Net Sales	$ —	$ 2,939,912	$ 265,139	$ —	$ 3,205,051
Costs and Expenses					
Costs of products sold (excluding depreciation)	—	1,454,162	112,928	—	1,567,090
Selling, distribution and administrative expenses	6,593	1,039,066	103,507	—	1,149,166
Depreciation	6,074	115,202	17,542	—	138,818
Amortization	—	7,958	567	—	8,525
Operating Income (Loss)	(12,667)	323,524	30,595	—	341,452
Interest (expense) income, net	(74,369)	19,146	(4,957)	—	(60,180)
(Discount) gain on securitization of trade receivables	—	(81,487)	67,857	—	(13,630)
Loss on the extinguishment of debt	(12,099)	—	—	—	(12,099)
Other income (expense), net	(82)	(1,543)	3,226	—	1,601
Earnings (loss) before income taxes and minority interest	(99,217)	259,640	96,721	—	257,144
Income tax benefit (expense)	34,555	(98,941)	(35,497)	—	(99,883)
Minority interest in earnings of consolidated affiliate	—	—	(2,845)	—	(2,845)
Equity in earnings of subsidiaries	219,078	—	—	(219,078)	—
Net Earnings	$ 154,416	$ 160,699	$ 58,379	$ (219,078)	$ 154,416

(In thousands) March 31, 2006	Parent	Guarantors	Non-Guarantors	Elimination Entries	Consolidated
Net Sales	$ —	$ 2,608,146	$ 221,464	$ —	$ 2,829,610
Costs and Expenses					
Costs of products sold (excluding depreciation)	—	1,306,924	95,054	—	1,401,978
Selling, distribution and administrative expenses	24,135	912,700	94,497	—	1,031,332
Depreciation	7,518	98,984	15,894	—	122,396
Amortization	—	4,992	154	—	5,146
Operating Income (Loss)	(31,653)	284,546	15,865	—	268,758
Interest (expense) income, net	(72,767)	22,781	(3,826)	—	(53,812)
(Discount) gain on securitization of trade receivables	—	(73,990)	64,619	—	(9,371)
Other income (expense), net	19,784	(18,006)	684	—	2,462
Earnings (loss) before income taxes and minority interest	(84,636)	215,331	77,342	—	208,037
Income tax benefit (expense)	29,623	(79,415)	(28,074)	—	(77,866)
Minority interest in earnings of consolidated affiliate	—	—	(2,656)	—	(2,656)
Equity in earnings of subsidiaries	178,564	—	—	(178,564)	—
Loss from discontinued operations,net of tax	—	(1,424)	—	—	(1,424)
Cumulative effect of a change in accounting principle, net of tax	—	(2,296)	(244)	—	(2,540)
Net Earnings	$ 123,551	$ 132,196	$ 46,368	$ (178,564)	$ 123,551

Condensed Consolidating Statement of Earnings

Airgas, Inc. and Subsidiaries

(In thousands) March 31, 2005	Parent	Guarantors	Non-Guarantors	Elimination Entries	Consolidated
Net Sales	$ —	$2,173,444	$ 194,338	$ —	$2,367,782
Costs and Expenses					
Costs of products sold (excluding depreciation)	—	1,069,711	82,071	—	1,151,782
Selling, distribution and administrative expenses	31,690	786,050	84,728	—	902,468
Depreciation	7,410	84,093	14,111	—	105,614
Amortization	99	5,269	96	—	5,464
Operating Income (Loss)	(39,199)	228,321	13,332	—	202,454
Interest (expense) income, net	(70,493)	23,228	(3,980)	—	(51,245)
(Discount) gain on securitization of trade receivables	—	(61,185)	56,474	—	(4,711)
Other income (expense), net	21,249	(20,686)	566	—	1,129
Earnings (loss) before income taxes and minority interest	(88,443)	169,678	66,392	—	147,627
Income tax benefit (expense)	30,955	(61,538)	(23,678)	—	(54,261)
Minority interest in earnings of consolidated affiliate	—	—	(1,808)	—	(1,808)
Equity in earnings of subsidiaries	149,510	—	—	(149,510)	—
Income from discontinued operations,net of tax	—	464	—	—	464
Net Earnings	$ 92,022	$ 108,604	$ 40,906	$ (149,510)	$ 92,022

Condensed Consolidating Statement of Cash Flows

Airgas, Inc. and Subsidiaries

(In thousands) March 31, 2007	Parent	Guarantors	Non-Guarantors	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities	$ (102,808)	$ 390,032	$ 30,931	$ —	$ 318,155
Cash Flows from Investing Activities					
Capital expenditures	(4,012)	(215,532)	(24,039)	—	(243,583)
Proceeds from sale of plant and equipment	177	6,835	1,673	—	8,685
Business acquisitions, holdbacks and other settlements of acquisition related liabilities	—	(657,286)	(30,606)	—	(687,892)
Other, net	(572)	25	73	—	(474)
Net cash used in investing activities	(4,407)	(865,958)	(52,899)	—	(923,264)
Cash Flows from Financing Activities					
Proceeds from borrowings	1,480,984	15,743	94,737	—	1,591,464
Repayment of debt	(926,827)	(2,930)	(78,429)	—	(1,008,186)
Financing costs	(5,103)	—	—	—	(5,103)
Premium paid on call of senior subordinated notes	(10,267)	—	—	—	(10,267)
Minority interest in earnings	—	—	(2,845)	—	(2,845)
Proceeds from the exercise of stock options	15,107	—	—	—	15,107
Stock issued for employee stock purchase plan	—	11,951	—	—	11,951
Tax benefit realized from the exercise of stock options	9,013	—	—	—	9,013
Dividends paid to stockholders	(21,980)	—	—	—	(21,980)
Cash overdraft	16,901	—	—	—	16,901
Inter-company	(450,613)	445,753	4,860	—	—
Net cash provided by financing activities	107,215	470,517	18,323	—	596,055
Change In Cash	$ —	$ (5,409)	$ (3,645)	$ —	$ (9,054)
Cash – Beginning of year	—	30,061	4,924	—	34,985
Cash – End of year	$ —	$ 24,652	$ 1,279	$ —	$ 25,931

Condensed Consolidating Statement of Cash Flows

Airgas, Inc. and Subsidiaries

(In thousands) March 31, 2006	Parent	Guarantors	Non-Guarantors	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities	$ (13,484)	$ 261,618	$ 103,501	$ —	$ 351,635
Cash Flows from Investing Activities					
Capital expenditures	(3,161)	(183,651)	(27,381)	—	(214,193)
Proceeds from sale of plant and equipment	104	5,143	2,955	—	8,202
Proceeds from divestiture	—	14,562	—	—	14,562
Business acquisitions, holdbacks and other settlements of acquisition related liabilities	—	(128,742)	(24,686)	—	(153,428)
Other, net	749	(390)	(189)	—	170
Net cash used in investing activities	(2,308)	(293,078)	(49,301)	—	(344,687)
Cash Flows from Financing Activities					
Proceeds from borrowings	478,848	2,363	87,168	—	568,379
Repayment of debt	(512,718)	(6,388)	(87,426)	—	(606,532)
Purchase of treasury stock	(12,771)	—	—	—	(12,771)
Minority interest in earnings	—	—	(2,656)	—	(2,656)
Minority stockholder note repayment	—	—	21,000	—	21,000
Proceeds from exercise of stock options	19,707	—	—	—	19,707
Stock issued for employee stock purchase plan	—	10,534	—	—	10,534
Dividends paid to stockholders	(18,449)	—	—	—	(18,449)
Cash overdraft	16,530	—	(345)	—	16,185
Inter-company	44,645	25,672	(70,317)	—	—
Net cash provided by (used in) financing activities	15,792	32,181	(52,576)	—	(4,603)
Change In Cash	$ —	$ 721	$ 1,624	$ —	$ 2,345
Cash – Beginning of year	—	29,340	3,300	—	32,640
Cash – End of year	$ —	$ 30,061	$ 4,924	$ —	$ 34,985

Condensed Consolidating Statement of Cash Flows

Airgas, Inc. and Subsidiaries

(In thousands) March 31, 2005	Parent	Guarantors	Non-Guarantors	Elimination Entries	Consolidated
Net cash provided by (used in) operating activities	$ (35,408)	$ 234,841	$ 12,977	$ —	$ 212,410
Cash Flows from Investing Activities					
Capital expenditures	(3,890)	(136,231)	(27,856)	—	(167,977)
Proceeds from sale of plant and equipment	50	3,761	1,550	—	5,361
Proceeds from divestiture	—	828	—	—	828
Business acquisitions, holdbacks and other settlements of acquisition related liabilities	—	(186,000)	(5,820)	—	(191,820)
Other, net	267	—	(96)	—	171
Net cash used in investing activities	(3,573)	(317,642)	(32,222)	—	(353,437)
Cash Flows from Financing Activities					
Proceeds from borrowings	547,762	2,069	71,619	—	621,450
Repayment of debt	(436,768)	(1,321)	(56,595)	—	(494,684)
Financing costs	(2,531)	—	—	—	(2,531)
Termination of interest rate hedge	3,948	—	—	—	3,948
Minority interest in earnings	—	—	(1,808)	—	(1,808)
Proceeds from exercise of stock options	20,374	—	—	—	20,374
Stock issued for employee stock purchase plan	—	9,907	—	—	9,907
Dividends paid to stockholders	(13,643)	—	—	—	(13,643)
Cash overdraft	5,592	—	—	—	5,592
Inter-company	(85,753)	77,917	7,836	—	—
Net cash provided by financing activities	38,981	88,572	21,052	—	148,605
Change In Cash	$ —	$ 5,771	$ 1,807	$ —	$ 7,578
Cash – Beginning of year	—	23,569	1,493	—	25,062
Cash – End of year	$ —	$ 29,340	$ 3,300	$ —	$ 32,640

Reconciliation of Non-GAAP Financial Measures (Unaudited)

Airgas, Inc. and Subsidiaries

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

(In thousands)

Years Ended March 31,	2003	2004	2005	2006	2007
Net cash provided by operating activities	$ 187,012	$ 203,790	$ 212,410	$ 351,635	$ 318,155
Less: Net cash provided by operating activities of National Welders (1)	—	(9,831)	(19,612)	(23,497)	(34,455)
Plus: Management fees paid by National Welders (1)	—	249	1,089	1,234	1,454
Proceeds from sale of plant and equipment	4,260	5,347	5,361	8,202	8,685
Operating lease buyouts	—	4,011	24,130	14,558	9,509
Stock issued for employee stock purchase plan	8,951	6,889	9,907	10,534	11,951
Tax benefit realized from exercise of stock options	—	—	—	—	9,013
Less: Cash provided by the securitization of trade receivables	(24,900)	(3,700)	(27,300)	(54,300)	(20,200)
Capital expenditures	(67,969)	(93,749)	(167,977)	(214,193)	(243,583)
Add back capital expenditures of National Welders (1)	—	2,265	24,584	21,362	18,449
Free Cash Flow	$ 107,354	$ 115,271	$ 62,592	$ 115,535	$ 78,978

(1) National Welders Supply Co. ("National Welders") is a corporate joint venture meeting the definition of a variable interest entity and for which the Company is the primary beneficiary as described under FIN 46R. National Welders was consolidated effective December 31, 2003. Prior to January 1, 2004, the Company reported the results of National Welders in "Equity in Earnings of Unconsolidated Affiliate." The liabilities of National Welders are non-recourse to the Company. Likewise, the cash flows in excess of the management fee paid by National Welders are not available to the Company. Accordingly, the cash flows of National Welders have been excluded from the Company's non-GAAP liquidity measures.

The Company believes that free cash flow provides investors meaningful insight into the Company's ability to generate cash from operations, which can be used at management's discretion for acquisitions, the prepyament of debt or to support other investing and financing activities.

Reconciliation of EPS from Continuing Operations to Adjusted EPS from Continuing Operations

	Year Ended March 31,	
	2007 Diluted EPS	2006 Diluted EPS
Earnings per diluted share (EPS) from continuing operations, as reported	$ 1.92	$ 1.62
Plus charge for early extinguishment of debt, net of tax	0.10	—
Less tax benefit related to state tax law change	(0.02)	—
Plus losses related to hurricanes, net of tax	—	0.02
Less stock-based compensation not recognized in prior period, net of tax	—	(0.10)
Adjusted EPS from continuing operations	$ 2.00	$ 1.54
Year-over-year increase in adjusted EPS from continuing operations	30%	

The Company believes the Adjusted EPS from Continuing Operations measure provides meaningful insight into earnings growth by adjusting for significant unusual items and the prospective implementation of SFAS 123R.

Reconciliation of Non-GAAP Financial Measures (Unaudited)

Airgas, Inc. and Subsidiaries

Reconciliation and Computation of Return on Capital

(In thousands)

Years Ended March 31,	2003	2004	2005	2006	2007
Operating Income	$ 156,336	$ 168,544	$ 202,454	$ 268,758	$ 341,252
Plus (Less):					
Restructuring/special charges (recoveries), net	2,694	(776)	—	—	—
Adjusted Operating Income	$ 159,030	$ 167,768	$ 202,454	$ 268,758	$ 341,452
Five-Quarter Average of Total Assets	$ 1,705,114	$ 1,776,185	$ 2,112,504	$ 2,378,324	$ 2,679,575
Five-Quarter Average of Securitized Trade Receivables	147,680	157,400	183,300	216,360	246,240
Five-Quarter Average of Current Liabilities (exclusive of debt)	(219,153)	(216,081)	(269,975)	(326,618)	(354,623)
Five-Quarter Average of Investment in Unconsolidated Affiliates	(65,416)	(39,793)	—	—	—
Five-Quarter Average Capital Employed	$ 1,568,225	$ 1,677,711	$ 2,025,829	$ 2,268,066	$ 2,571,192
Return on Capital	10.1%	10.0%	10.0%	11.8%	13.3%

The Company believes this return on capital computation helps investors assess how effectively the Company uses the capital invested in its operations.

Nineteen Year Reconciliation of Operating income to Adjusted EBITDA to Cash from Operations

(In thousands)

Years Ended March 31,	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Operating income	15,958	23,221	17,286	26,316	34,367	48,667	72,600	92,987	80,480	111,709	112,607	105,461	106,728	124,938	156,336	168,544	202,454	268,758	341,452
Add:																			
Depreciation & amortization	11,147	17,387	21,158	23,420	28,042	30,571	36,868	45,762	64,428	82,227	83,839	85,262	82,796	71,757	79,279	87,447	111,078	127,542	147,343
Adjusted EBITDA	27,105	40,608	38,444	49,736	62,409	79,238	109,468	138,749	144,908	193,936	196,446	190,723	189,524	196,695	235,615	255,991	313,532	396,300	488,795
(Uses)/sources of cash excluded from Adjusted EBITDA, included in Cash from Operations:																			
Interest expense, net	(12,245)	(16,198)	(15,179)	(12,838)	(11,403)	(12,486)	(17,625)	(24,862)	(39,367)	(52,603)	(59,677)	(56,879)	(59,550)	(46,775)	(46,374)	(42,357)	(51,245)	(53,812)	(60,180)
Discount on securitization of receivables	—	—	—	—	—	—	—	—	—	—	—	—	(1,303)	(4,846)	(3,326)	(3,264)	(4,711)	(9,371)	(13,630)
Current income taxes	404	1,700	(599)	(3,591)	(5,653)	(7,838)	(12,345)	(17,654)	(20,012)	(16,502)	(17,244)	(16,902)	(13,402)	4,546	(33,174)	(24,623)	(22,622)	(30,718)	(47,972)
Other income (expense)	215	157	870	214	546	453	1,607	781	1,695	9,811	29,491	18,625	1,324	5,987	2,132	1,472	1,129	2,462	1,601
Equity in earnings of Elkem joint venture	1,415	1,435	2,009	2,019	(897)	(1,258)	(840)	(1,428)	(1,356)	(1,478)	(869)	—	—	—	—	—	—	—	—
(Gains)/losses on divestitures	—	—	—	—	—	—	(560)	—	—	(1,452)	(25,468)	(17,712)	(1,173)	(5,548)	241	—	(360)	1,900	—
(Gain)/losses on sale of PP&E	(32)	2	(715)	(76)	(292)	(63)	110	(12)	616	(504)	(222)	(915)	502	405	(257)	(837)	(321)	(1,330)	39
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15,445
Income(loss) on discontinued operations	—	—	—	—	—	—	—	—	478	(635)	(871)	(335)	(400)	(3,529)	(1,776)	(457)	464	(1,424)	—
Other non-cash charges	260	308	252	250	—	—	—	—	3,930	11,422	—	458	2,281	1,068	—	—	—	—	—
Cash provided (used) by working capital	4,379	702	6,712	15,968	13,608	6,752	(2,030)	(6,948)	(14,801)	(13,548)	(25,273)	(22,686)	78,329	95,691	33,931	17,865	(23,456)	47,628	(65,943)
Net Cash Provided by Operating Activities	21,501	28,714	31,794	51,682	58,318	64,798	77,785	88,626	76,091	128,447	96,313	94,377	196,132	243,694	187,012	203,790	212,410	351,635	318,155

The Company believes Adjusted EBITDA provides investors meaningful insight into the Company's ability to generate cash from operations to support required working capital, capital expenditures and financial obligations. Certain reclassifications have been made to prior period financial statements to conform to the current presentation.

Corporate Information

Airgas®

Comparison of Five-Year Cumulative Total Return



$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007

March 31	2002	2003	2004	2005	2006	2007
Airgas	100	92.09	106.86	120.74	199.10	216.24
S&P MidCap 400 Chemicals	100	74.24	97.42	124.38	128.30	156.55
S&P MidCap 400	100	76.55	114.14	126.04	153.29	166.24

The graph above assumes that $100 was invested on April 1, 2002, in Airgas, Inc. common stock, the S&P MidCap 400 Chemicals Index, and the S&P MidCap 400 Index.

This performance graph shall be deemed an addendum to and a part of the Airgas, Inc. 2007 Annual Report to Stockholders. It compares the yearly change in the cumulative total stockholder return on Airgas common stock against the cumulative total return of the S&P MidCap 400 Chemicals Index and the S&P MidCap 400 Index for the five-year period that began April 1, 2002 and ended March 31, 2007.

We have approved the use of the S&P MidCap 400 Chemicals Index and the S&P MidCap 400 Index for the purposes of this performance comparison because Airgas is a component of the indices and they include companies of similar size to Airgas.



BOARD OF DIRECTORS (FROM LEFT TO RIGHT)

James W. Hovey (4)
President
The Fox Companies

William O. Albertini (2)
Former Chief Financial Officer
Bell Atlantic Corporation

Lee M. Thomas (3)
President and CEO
Rayonier, Inc.

Paula A. Sneed (2)
Former Executive Vice President
Global Marketing Resources & Initiatives
Kraft Foods

W. Thacher Brown (1)(4)
Former Chairman and President
1838 Investment Advisors, LLC

John C. van Roden, Jr. (2)(4)
Former Executive Vice President & CFO
P.H. Glatfelter Paper Co.

Richard C. Ill (3)
President and CEO
Triumph Group, Inc.

Peter McCausland (1)
Chairman and CEO
Airgas, Inc.

David M. Stout (1)(3)
President, Pharmaceuticals
GlaxoSmithKline

(1) Executive Committee
(2) Audit Committee
(3) Governance and Compensation Committee
(4) Finance Committee

Why NOW is the most exciting time in Airgas' 25-year history...



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1 Airgas has nearly 4,000 drivers delivering products safely to customers. **2** Cylinder inventory on Airgas loading docks is kept up to date with automated software. **3** The Airgas Emergency Response Organization (AERO) is the largest, best-prepared emergency response organization in the industry. **4** "Cutting & Welding" training for Airgas associates helps us provide better service to our customers. **5** New proprietary technology automates the analysis of specialty gas mixes. **6** Sales to non-residential construction customers were up 18 percent. **7** Airgas is the largest U.S. distributor of industrial gases and welding hardgoods. **8** Airgas has the best people in the industry; today we're 11,500 strong. **9** Our core markets, including metal fabrication, are going strong. **10** Airgas offers a range of supply modes, from cylinders—including liquid dewars—to bulk gas deliveries. **11** With 7 million cylinders, Airgas has the most cylinders in the industry. **12** Red-D-Arc is the leading renter of welding and related equipment in North America. **13** Our MicroBulk supply mode transitions customers from cylinders to small bulk deliveries. **14** Two Airgas Choppers designed and built by Orange County Choppers helped raise more than $225,000 for the Cystic Fibrosis Foundation. **15** Airgas is the largest U.S. distributor of dry ice and the leading producer of liquid carbon dioxide in the Southeast. **16** Airgas will soon have more than 1,000 facilities in the U.S. **17** Our newest business, Airgas Merchant Gases sources, produces, and delivers bulk gases. **18** The Airgas patented AcuGrav™ specialty gas-mixing system helps us deliver consistent product time after time. **19** Six strategically placed regional distribution centers speed products to our stores and customers. **20** Airgas cylinder remediation service safely identifies discarded cylinder contents to keep customers safe and in compliance. **21** Airgas associates take an active role in their communities donating time and money to nonprofit foundations. **22** December 19, 2006 marked Airgas' 20th year on the NYSE, with 20 percent average annual compounded growth to shareholders. **23** Airgas Specialty Products provides ammonia and refrigerants to utilities, chemical processing, water treatment and cooling applications. **24** Even before Airgas Merchant Gases, bulk gas sales were up 18 percent. **25** Another link in the Airgas supply chain is our expanded eBusiness channel. **26** Sales of our Radnor welding and safety products brand grew 11%. **27** *CO_2Direct*, an Airgas company, provides beverage-grade carbon dioxide to the food and beverage industry. **28** Walk-O_2-Bout® portable oxygen systems helped medical gas sales grow 9 percent in fiscal 2007.



Airgas
Celebrating
25
1982

Airgas®

Airgas, Inc.
259 North Radnor-Chester Road
Radnor, PA 19087-5283
www.airgas.com

END